No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement and pursuant to an exemption from the registration requirements of the United States Securities Act of 1933 and state securities laws, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Harvest Operations Corp., the administrator of Harvest Energy Trust, at Suite 2100, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4, Toll free number 1 (866) 666-1178, and are also available electronically at www.sedar.com.

New Issue	November 14, 2006

SHORT FORM PROSPECTUS

$225,085,000
8,260,000 Trust Units

and

$330,000,000
330,000 7.25% Convertible Unsecured Subordinated Debentures

Harvest Energy Trust (the "Trust") is hereby qualifying for distribution 8,260,000 trust units ("Trust Units") of the Trust (the "Offered Units") at a price of $27.25 per trust unit and 330,000 7.25% convertible unsecured subordinated debentures (the "Debentures") of the Trust at a price of $1,000 per Debenture (collectively, the "Offering").

The Debentures have a maturity date of September 30, 2013 (the "Maturity Date"). The Debentures bear interest at an annual rate of 7.25% payable semi-annually on March 31 and September 30 in each year commencing March 31, 2007. The Debentures are redeemable by the Trust at a price of $1,050 per Debenture on or after October 1, 2009, and on or before September 30, 2010, at a price of $1,025 per Debenture on or after October 1, 2010 and on or before September 30, 2011 and at a price of $1,000 per Debenture after September 30, 2011 and before maturity on September 30, 2013, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the Maturity Date, and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $32.20 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon.

The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol HTE.UN and on the New York Stock Exchange ("NYSE") under the symbol HTE. On November 13, 2006 the closing price of the Trust Units on the TSX was $25.62 and on the NYSE was US$22.73. The TSX has conditionally approved the listing of the Offered Units, the Debentures and the Trust Units issuable on conversion or redemption of the Debentures. The Trust has also filed a supplemental listing application to list the Offered Units and the Trust Units issuable on the conversion or redemption of the Debentures on the NYSE. Such listings will be subject to the Trust fulfilling all of the listing requirements of the TSX (on or before February 12, 2007) and the NYSE, respectively. The offering price of the Trust Units and the Debentures was determined by negotiation between Harvest Operations Corp. ("HOC"), on behalf of the Trust, and CIBC World Markets Inc. and TD Securities Inc. on their own behalf and on behalf of RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., FirstEnergy Capital Corp. and Canaccord Capital Corporation (collectively, the "Underwriters").

ii

	Price: $27.25 per Trust Unit and $1,000 per Debenture

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)

Per Trust Unit	$27.25	$1.3625	$25.8875
Total	$225,085,000	$11,254,250	$213,830,750
Per Debenture	$1,000	$40	$960
Total	$330,000,000	$13,200,000	$316,800,000
Total(2)	$555,085,000	$24,454,250	$530,630,750

Notes:

(1)    Before deducting expenses of the Offering, estimated to be $950,000, which will be paid from the general funds of the Trust.

(2)    The Trust has also granted to the Underwriters an option (the "Over-allotment Option") to purchase up to an additional 1,239,000 Trust Units at a price of $27.25 per Trust Unit and up to an additional 49,500 Debentures at a price of $1,000 per Debenture on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of up to 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. If the Over-allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Trust (before deducting expenses of the Offering) will be $638,347,750, $28,122,388 and $610,225,362, respectively. This prospectus also qualifies for distribution the grant of the Over-allotment Option and the issuance of Trust Units and Debentures pursuant to the exercise of the Over-allotment Option. See "Plan of Distribution".

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, and Macleod Dixon LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof, and subject to the qualifications and assumptions discussed under the heading "Eligibility For Investment", the Offered Units and the Debentures and the Trust Units issuable on conversion or redemption of the Debentures, on the date of closing of the Offering, will be qualified investments under the Tax Act (as defined herein) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except, in the case of the Debentures, a deferred profit sharing plan to which the Trust has made a contribution) and registered education savings plans. See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Offered Units and the Debentures, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Macleod Dixon LLP.

Maximum size or number
Underwriters' Position	of securities held	Exercise period	Exercise price
Over-allotment Option	1,239,000 Trust Units and	30 days following closing of the Offering	$27.25 per Trust Unit and
	49,500 Debentures		$1,000 per Debenture

The head office of the Trust and the head office of HOC is located at 2100, 330 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4.

Each of CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to HOC and to which HOC is currently indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. The net proceeds of this Offering will be used to repay a portion of its indebtedness to these banks. See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus.

iii

A return on an investment in the Trust is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("Unitholders"), these cash distributions are not guaranteed and may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the Trust's operating subsidiaries, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units or Debentures may decline if the Trust's cash distributions decline in the future, and that market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Description of North Atlantic Refining Limited – Risk Factors" and "Risk Factors".

The after tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after tax return. Subject to the proposals released on October 31, 2006 by the Federal Minister of Finance (the "October 31, 2006 Proposals"), returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act. Pursuant to the October 31, 2006 Proposals, commencing January 1, 2011, (subject to any "undue expansion" of the Trust) certain distributions from the Trust which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Returns of capital to a Unitholder are (and under the October 31, 2006 Proposals will be) generally tax deferred (and reduce the Unitholder's cost base in the Trust Units for tax purposes). See "Canadian Federal Income Tax Considerations".

Subscriptions for Trust Units and Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will be held on or about November 22, 2006 or such other date as the Trust and the Underwriters may agree.

The Trust Units and the Debentures are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Dominion Bond Rating Service Limited ("DBRS") has confirmed a stability rating of STA-5 (low) to the Trust. See "Stability Rating".

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. HOC believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference herein, contain forward-looking statements pertaining to:

  expected financial performance in future periods;
  expected increases in revenue attributable to development and production activities;
  estimated capital expenditures for fiscal 2006 and subsequent periods;
  competitive advantages and ability to compete successfully;
  intention to continue adding value through drilling and exploitation activities;
  emphasis on having a low cost structure;

  intention to retain a portion of the Trust's cash flows after distributions to repay indebtedness and invest in further development of Harvest's properties;

  reserve estimates and estimates of the present value of the Trust's future net cash flows;

  methods of raising capital for exploitation and development of reserves;

  factors upon which HOC will decide whether or not to undertake a development or exploitation project;

  plans to make acquisitions and expected synergies from acquisitions made;

  expectations regarding the development and production potential of the Trust's properties;

  treatment under government regulatory regimes including, without limitation, environmental and tax regulation;

  overall demand for gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products; and

  the level of global production of crude oil feedstocks and refined products.

With respect to forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein, the Trust has made assumptions regarding, among other things:

  future oil and natural gas prices and differentials between light, medium and heavy oil prices;
  the cost of expanding Harvest's property holdings;
  the ability to obtain equipment in a timely manner to carry out development activities;
  the ability to market oil and natural gas successfully to current and new customers;
  the impact of increasing competition;
  the ability to obtain financing on acceptable terms;
  the ability to add production and reserves through development and exploitation activities; and
  the ability to produce gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products that meet our customers' specifications.

Some of the risks that could affect the Trust's future results and could cause results to differ materially from those expressed in the forward-looking statements include:

  the volatility of oil and natural gas prices, including the differential between the price of light, medium and heavy oil;
  the uncertainty of estimates of oil and natural gas reserves;
  the impact of competition;
  difficulties encountered in the integration of acquisitions;

  difficulties encountered during the drilling for and production of oil and natural gas;
  difficulties encountered in delivering oil and natural gas to commercial markets;
  foreign currency fluctuations;
  the uncertainty of the Trust's ability to attract capital;

  changes in, or the introduction of new, government regulations relating to the oil and natural gas business including, without limitation, environmental or tax regulation;

  costs associated with developing and producing oil and natural gas;

  compliance with environmental and tax regulations;

  liabilities stemming from accidental damage to the environment;

  loss of the services of any of Harvest's senior management or directors;

  adverse changes in the economy generally;

  the volatility of refining gross margins including the price of crude oil feedstocks as well as the prices for refined products; and

  the stability of the Refinery throughput performance.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by law, neither the Trust, HOC, nor any of the Underwriters undertakes any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the headings "Description of North Atlantic Refining Limited – Risk Factors" and "Risk Factors" in this short form prospectus.

NON-GAAP MEASURES

The Trust uses certain financial reporting measures that are commonly used as benchmarks within the oil and natural gas industry. These measures include: "Cash Flow" as cash flow from operating activities before changes in non-cash working capital and settlement of asset retirement obligations, "Payout Ratio", "Cash G&A", "Operating Netbacks" and "Throughput Margin". These measures are not defined under Canadian generally accepted accounting principles and should not be considered in isolation or as an alternative to conventional Canadian GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they have been footnoted and the footnote to the applicable measure notes that the measure is "non-GAAP" and contains a description of how to reconcile the measure to the applicable financial statements. These measures should be given careful consideration by the reader.

Specifically, management uses Cash Flow as cash flow from operating activities before changes in non-cash working capital and settlement of asset retirement obligations. Under Canadian GAAP, the accepted definition of cash flow from operating activities is net of changes in non cash working capital and settlement of asset retirement obligations. Cash Flow as presented is not intended to represent an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. Management believes its usage of Cash Flow is a better indicator of the Trust's ability to generate cash flows from future operations. Payout Ratio and Operating Netbacks are additional non-GAAP measures used extensively in the Canadian energy trust sector for comparative purposes. Payout Ratio is the ratio of distributions to total Cash Flow. Operating Netbacks are always reported on a per boe basis, and include gross revenue, royalties and operating expenses, net of any realized gains and losses on related risk management contracts. Cash G&A are G&A expenses, excluding the effect of unit based compensation plans. Throughput Margin is commonly used in the refining industry to reflect the net cash received from the sale of refined product after considering the cost to purchase the feedstock and is calculated by deducting Purchased products for resale and processing from total revenue.

GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"6.40% Debentures" means the 6.40% convertible unsecured subordinated debentures of the Trust due October 31, 2012 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement;

"6.5% Debentures" means the 6.5% convertible unsecured subordinated debentures of the Trust due December 31, 2010;

"7 Senior Notes" means the 7 % senior notes of HOC due October 15, 2011 unconditionally guaranteed by the Trust;

"8% Debentures" means the 8% convertible unsecured subordinated debentures of the Trust due September 30, 2009;

"9% Debentures" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009;

"10.5% Debentures" means the 10.5% convertible unsecured subordinated debentures of the Trust due January 31, 2008 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement;

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition" means the acquisition of all of the shares of North Atlantic and related businesses and the entering into of the Supply and Offtake Agreement in accordance with the Purchase and Sale Agreement, which transactions were completed on October 19, 2006;

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and HOC pursuant to which HOC provides certain administrative and advisory services in connection with the Trust;

"AIF" means the Annual Information Form of the Trust dated March 30, 2006 incorporated by reference in this short form prospectus;

"Birchill" means Harvest BEL Inc. (which company was formerly named Birchill Energy Limited), a private company which owns the Birchill Properties;

"Birchill Properties" means the properties and assets of Birchill, which are described in "Recent Developments – Birchill Energy Limited";

"Board of Directors" means the board of directors of HOC;

"Breeze Trust No. 1" means Harvest Breeze Trust 1, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Breeze Trust No. 2" means Harvest Breeze Trust 2, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Canadian GAAP" means Canadian generally accepted accounting principles;

"Credit Facilities" means, collectively, the credit facilities which are described in "Recent Developments – Credit Facilities";

"Debenture Trustee" means Valiant Trust Company or its successor as trustee under the Indenture;

"Debentures" means the 7.25% convertible unsecured subordinated debentures of the Trust offered hereby;

"Existing Debentures" means, collectively, the 6.40% Debentures, the 6.5% Debentures, the 8% Debentures, the 9% Debentures and the 10.5% Debentures;

"DRIP Plan" means the Trust's Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan;

"Exchangeable Shares" means the non-voting exchangeable shares in the capital of HOC. On June 22, 2006, all of the then outstanding Exchangeable Shares were redeemed in exchange for cash. No Exchangeable Shares are currently outstanding;

"GAAP" means accounting principles generally accepted in Canada;

"Harvest" means, collectively, the Trust and its subsidiaries, trusts and partnerships;

"HOC" means Harvest Operations Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust. All references to

"HOC", unless the context otherwise requires, are references to HOC and its predecessors;

"Indenture" means, collectively, the indenture dated January 29, 2004, a first supplemental indenture thereto dated August 10, 2004, a second supplemental indenture dated August 2, 2005 and a third supplemental debenture thereto to be dated the date of closing of the Offering between the Trust, the Corporation and the Debenture Trustee governing the terms of the Debentures;

"Information Circular" means Proxy Statement of the Trust dated April 3, 2006 relating to the annual and special meeting of Unitholders held on May 23, 2006;

"Maturity Date" means September 30, 2013;

"NI 51-101" means National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

"North Atlantic" means North Atlantic Refining Limited, a private company which owns the Refinery and related marketing division described in "Recent Developments – The Acquisition";

"NYSE" means the New York Stock Exchange;

"October 31, 2006 Proposals" means the proposals released on October 31, 2006 by the Federal Minister of Finance to amend the Tax Act to apply a distribution tax on distributions from publicly-traded income trusts, which proposals are described in more detail under "Risk Factors – Income Tax Matters" and "Canadian Federal Income Tax Considerations";

"Offered Units" means 8,260,000 Trust Units of the Trust;

"Offering" means the offering of 8,260,000 Offered Units of the Trust at a price of $27.25 per Offered Unit and 330,000 Debentures of the Trust at a price of $1,000 per Debenture pursuant to this short form prospectus;

"Ordinary Trust Units" means the ordinary Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Over-allotment Option" means the option granted to the Underwriters to purchase up to an additional 1,239,000 Trust Units at a price of $27.25 per Trust Unit and up to an additional 49,500 Debentures at a price of $1,000 per Debenture on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of 30 days following closing of the Offering to cover over-allotments, if any, and for market stabilization purposes;

"PADD" means Petroleum Administration for Defense Districts in the United States of America;

"PADD1" means the PADD which includes the states of Connecticut, Delaware, District of Columbia, Florida, Georgia, Maine, Massachusetts, Maryland, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia and West Virginia;

"Purchase and Sale Agreement" means the purchase and sale agreement dated August 22, 2006 between the Trust and the Vendor providing for the purchase of the outstanding shares of North Atlantic and the entering into of the Supply and Offtake Agreement;

"Redearth Partnership" means Redearth Partnership, a partnership established under the laws of Alberta, 60% of the interest of which is owned by HOC;

"Refinery" means the 115,000 barrel per stream day sour crude hydrocracking refinery located in the Province of Newfoundland and Labrador, owned by North Atlantic, which refinery is described in "Recent Developments – The Acquisition" and "Description of North Atlantic Refining Limited";

"Revolving Facility" has the meaning ascribed thereto in "Recent Developments – Credit Facilities";

"Senior Secured Bridge Facility" has the meaning ascribed thereto in "Recent Developments – Credit Facilities";

"Senior Unsecured Bridge Facility" has the meaning ascribed thereto in "Recent Developments – Credit Facilities";

"Special Trust Units" means the special Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Special Voting Unit" means a special voting unit of the Trust;

"Sproule" means Sproule Associates Limited, independent oil and natural gas reservoir engineers of Calgary, Alberta;

"Supply and Offtake Agreement" means the supply and offtake agreement dated October 19, 2006 entered into between North Atlantic and Vitol Refining, S.A., a wholly-owned subsidiary of the Vendor, as contemplated by the Purchase and Sale Agreement, the terms of which supply and offtake agreement are summarized under "Recent Developments – The Acquisition – Summary of Supply and Offtake Agreement";

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended including the regulations promulgated thereunder;

"Trust" means Harvest Energy Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"Trust Indenture" means the third amended and restated trust indenture dated February 3, 2006 between the Trustee and HOC as such indenture may be further amended by supplemental indentures from time to time;

"Trust Unit" or "Unit" means a trust unit of the Trust and unless the context otherwise requires means Ordinary Trust Units;

"Trust Unit Rights Incentive Plan" means the trust unit rights incentive plan as described under the heading "Directors and Officers Compensation" in the Information Circular, which is incorporated by reference into this short form prospectus;

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., FirstEnergy Capital Corp. and Canaccord Capital Corporation;

"Underwriting Agreement" means the agreement dated October 25, 2006 among the Trust, HOC and the Underwriters in respect of the Offering, as amended;

"Unit Award Incentive Plan" means the unit award incentive plan as described under the heading "Directors and Officers Compensation" in the Information Circular, which is incorporated by reference into this short form prospectus;

"United States" or "U.S." means the United States of America;

"Unitholders" means the holders from time to time of the Trust Units;

"US GAAP" means accounting principles generally accepted in the United States;

"Vendor" means Vitol Refining Group B.V.;

"Viking" means Viking Energy Royalty Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta; and

"Viking Arrangement" means the Plan of Arrangement involving the Trust, HOC, Viking, Viking Holdings Inc., Trust securityholders and Viking unitholders as approved by the Trust securityholders and the Viking unitholders on February 2, 2006 and effective February 3, 2006.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

SELECTED ABBREVIATIONS

"bbl" means one barrel	"boe/d" means barrels of oil equivalent per day

"boe" means barrels of oil equivalent. A barrel of oil equivalent	"bpsd" means barrel per stream day
is determined by converting a volume of natural gas to barrels
using the ratio of six mcf to one barrel. Boes may be misleading,	"dwt" means dead weight tons
particularly if used in isolation. The boe conversion ratio of
6 mcf:1 bbl is based on an energy equivalency method primarily	"MBPCD" means one thousand barrels per calendar day
applicable at the burner tip and does not represent a value
equivalency at the wellhead.	"mcf" means one thousand cubic feet
"mmboe" means one million barrels of oil equivalent

"MMBPCD" means one million barrels per calendar day

EXCHANGE RATE INFORMATION

All dollar amounts set forth in this prospectus are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars, CDN$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

The following table sets forth for each period indicated, the average, high, low and end of period noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). Such rates are set forth as U.S. dollars per $1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004
High	0.9099	0.8613	0.8690	0.8493
Low	0.8528	0.7872	0.7872	0.7158
Period End	0.8966	0.8613	0.8579	0.8310
Average (1)	0.8878	0.8192	0.8276	0.7702

Note:
(1)   Average represents the average of the rates on the last day of each month during the period.

PRESENTATION OF FINANCIAL STATEMENTS

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus or included in any Prospectus Supplement is determined using Canadian GAAP. The financial statements included and incorporated by reference herein have been prepared in accordance with Canadian GAAP, which differs from US GAAP. Therefore, the combined financial statements and the proforma combined financial statements included in this Prospectus and the comparative consolidated financial statements and the pro forma consolidated financial statements which are incorporated by reference in this Prospectus, may not be comparable to financial statements prepared in accordance with US GAAP. Where applicable, prospective investors should refer to the notes to the combined financial statements included in this Prospectus and the comparative audited consolidated financial statements which are incorporated by reference into this Prospectus for a discussion of the principal differences between financial results calculated under Canadian GAAP and under US GAAP.

On October 19, 2006 Harvest: (i) completed the acquisition of the shares of North Atlantic and related business from Vitol Refining Group B.V.; and (ii) entered into the Supply and Offtake Agreement with Vitol Refining S.A. which replaced the existing processing agreement between North Atlantic and Vitol Refining S.A. See "Recent Developments – The Acquisition". The Acquisition constitutes a "significant acquisition" by Harvest for the purpose of applicable Canadian securities laws as: (i) Harvest has acquired the refining and marketing "business" previously carried on by Vitol Refining Group B.V. through its wholly-owned subsidiaries North Atlantic and Vitol Refining S.A.; and (ii) the size of the Acquisition exceeds the applicable thresholds. Although Harvest has not acquired the shares of Vitol Refining S.A., Harvest believes that the combined statements of income and cash flows of Vitol Refining S.A. and North Atlantic are reflective of the income and cash flows of the "business" being acquired and the assets of Vitol Refining S.A. that have not been acquired do not constitute a reportable segment or separate business division. This Prospectus contains the audited combined balance sheets and related combined statements of income, shareholder's equity and cash flow for Vitol Refining S.A. and North Atlantic, wholly-owned subsidiaries of Vitol Refining Group B.V., for each of the years ended December 31, 2005 and 2004 including the notes thereto which have been prepared in accordance with Canadian GAAP and are stated in U.S. dollars. Similarly, the unaudited combined interim balance sheets and related interim combined statements of income, shareholder's equity and cash flows for Vitol Refining S.A. and North Atlantic, wholly-owned subsidiaries of Vitol Refining Group B.V., for the nine months ended September 30, 2006 and 2005, including the notes thereto have been prepared in accordance with Canadian GAAP and are stated in U.S. dollars.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, filed with the various securities commissions or similar authorities in the Provinces and Territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1.     the AIF;

2.     the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

3.     the management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2005;

4.     the unaudited interim comparative consolidated financial statements of the Trust as at and for the three and nine month periods ended September 30, 2006, together with the notes thereto;

5.     the management's discussion and analysis of the financial conditions and results of operations of the Trust for the three and nine month periods ended September 30, 2006;

6.     the Information Circular;

7.     the Joint Information Circular and Proxy Statement of the Trust and Viking dated December 30, 2005 relating to the special meeting of Unitholders and holders of Exchangeable Shares held on February 2, 2006 (excluding the portions of the Renewal Annual Information Form of the Trust dated March 30, 2005 and the Renewal Annual Information Form of Viking dated March 30, 2005, both of which are incorporated by reference in such Joint Information Circular and Proxy Statement, which refer to and describe the reports of the independent reserves evaluators of the Trust and Viking evaluating the crude oil, natural gas liquids and natural gas reserves attributable to their respective properties as at December 31, 2004);

8.     the material change report dated February 10, 2006 describing the completion of the Viking Arrangement;

9.     the material change report dated July 28, 2006 announcing the offering of up to 7,026,500 Trust Units pursuant to a short form prospectus dated August 10, 2006;

10.   the material change report dated August 30, 2006 announcing the Acquisition;

11.   the material change report dated November 2, 2006 announcing the Offering as agreed to at such time; and

12.   the business acquisition report of the Trust dated April 18, 2006 relating to the Viking Arrangement.

For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Trust with the securities commissions or similar authorities in the Provinces and Territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 pursuant to the Trust Indenture between HOC, a wholly-owned subsidiary and administrator of the Trust, and Valiant Trust Company, as Trustee. The Trust's assets consist of the securities, unsecured debt and net profits interests on the oil and natural gas properties of several direct and indirect subsidiaries, trusts and partnerships as well as direct ownership of royalties on certain petroleum and natural gas properties. The head and principal office of the Trust is located at Suite 2100, 330-5th Avenue S.W., Calgary, Alberta T2P 0L4 while the registered office of the Trust is located at Suite 1400, 350-7th Avenue S.W., Calgary, Alberta T2P 3N9. The Trust is managed by HOC pursuant to the Administration Agreement.

The beneficiaries of the Trust are the holders of its Units who receive monthly distributions from the Trust's net cash flow from its various investments after certain administrative expenses and the provision for interest due to the holders of convertible debentures. Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and limit its activities to holding and administering permitted investments and making distributions to its Unitholders.

The Trust has provided an undertaking to the securities regulatory authorities in each of the Provinces and Territories of Canada to: (i) treat each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership and Redearth Partnership as a subsidiary of the Trust in complying with its reporting issuer obligations unless generally accepted accounting principles prohibit the consolidation of financial information of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership and Redearth Partnership and the Trust, at which time the Trust will provide Unitholders with separate financial statements for each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership and Redearth Partnership for as long as any of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership or Redearth Partnership represents a significant asset of the Trust; (ii) take appropriate measures to require each person who would be an insider of each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership and Redearth Partnership if HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership and Redearth Partnership were a reporting issuer to file insider reports about trades in Trust Units, including securities which are exchangeable into Trust Units, and to comply with statutory prohibitions against insider trading for as long as the Trust is a reporting issuer; and (iii) the Trust will annually certify that it has complied with the undertakings in (i) and (ii) and will file such certificate on SEDAR concurrently with the filing of its annual financial statements.

DESCRIPTION OF BUSINESS

Harvest Energy Trust

The business of the Trust is to indirectly exploit, develop and hold interests in petroleum and natural gas assets and commencing October 19, 2006, to operate a refining and marketing business. Cash flow from the petroleum and natural gas assets and the refining and marketing business flows to the Trust by way of payments by HOC, Breeze Trust No. 1 and Harvest BEL Inc. pursuant to net profit interests held by the Trust, interest and principal payments by HOC, Breeze Trust No. 1, Breeze Trust No. 2 and the Harvest Refining General Partnership on unsecured debt owing to the Trust and payments by Breeze Trust No. 1, Breeze Trust No. 2, the Redearth Partnership and the Harvest Refining General Partnership of trust and partnership distributions. The Trust also receives cash flow from its direct royalties on certain petroleum and natural gas properties.

Pursuant to the terms of each respective net profits interest agreement, the Trust is entitled to payments equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures. Deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to maintain the operations of the operating subsidiaries.

Operating Subsidiaries

The business of the Trust is carried on by HOC and the Trust's other operating subsidiaries, Breeze Trust No. 1, Breeze Trust No. 2, the Redearth Partnership, Harvest BEL Inc. and North Atlantic Refining Limited Partnership. The activities of the operating subsidiaries are financed through interest bearing notes from the Trust, the purchase of net profit interests by the Trust and third party debt.

On July 1, 2006, HOC amalgamated with its wholly-owned subsidiaries Viking Holdings Inc. and Harvest Exchangeco. Ltd. and continued as "Harvest Operations Corp."

For additional information respecting HOC and certain other operating subsidiaries of the Trust, see "Structure of Harvest Energy Trust – Operating Subsidiaries" on pages 11 through 13 inclusive of the AIF, incorporated by reference herein.

Organization Structure of the Trust

The following diagram describes, the inter-corporate relationships among the Trust and its material subsidiaries, trusts and partnerships (each such subsidiary being wholly-owned (except as noted below) and being created, formed or organized, as the case may be, and governed by the laws of the Province of Alberta except for North Atlantic and the North Atlantic Refining Limited Partnership which were created and formed, respectively, under the laws of the Province of Newfoundland and Labrador):

Notes:

(1)   All operations and management of the Trust and the Trust's operating subsidiaries are conducted through HOC except for the operations of the North Atlantic Refining Limited Partnership which is conducted by the management and employees of North Atlantic Refining Limited.

(2)    The Trust receives regular monthly net profits interest payments as well as distributions and interest payments from HOC, Breeze Trust No. 1, Breeze Trust No. 2, Harvest BEL Inc. and Harvest Refining General Partnership.

(3)    Breeze Trust No. 1 and Breeze Trust No. 2 have also issued priority trust units to HOC.

(4)    Commencing October 19, 2006, the Trust is entitled to receive regular distributions from the Harvest Refining General Partnership which will indirectly receive distributions as well as interest payments from the North Atlantic Refining Limited Partnership.

Ongoing Acquisition and Disposition Activity

The Trust continues to pursue and evaluate potential acquisitions of oil and natural gas assets as part of its ongoing acquisition program. The Trust cannot predict whether any current or future opportunities will ultimately result in one or more acquisitions for the Trust. The Trust also routinely evaluates its property portfolio and disposes of properties that it views can realize full value from divestment proceeds.

RECENT DEVELOPMENTS

Viking Energy Royalty Trust

On February 2, 2006, the securityholders of Harvest and the unitholders of Viking Energy Royalty Trust approved a resolution to effect a plan of arrangement to merge the two trusts based on an exchange ratio of 0.25 Units of the Trust for every Viking trust unit, resulting in the issuance of 46,040,788 Units of the Trust in exchange for all of the assets of Viking. The aggregate consideration paid for this acquisition, including the acquisition costs and repayment of Viking's bank debt and assumption of Viking's convertible debentures, was $1.975 billion. This transaction constituted a "significant transaction" for the Trust within the meaning of applicable securities laws. For additional information relating to the Trust's acquisition of Viking and its financial and operational impact on the Trust, see the Trust's business acquisition report dated April 18, 2006, the Joint Information Circular of the Trust and Viking dated December 30, 2005 and the AIF, each of which is incorporated by reference in this short form prospectus.

Credit Facilities

Concurrent with the Viking Arrangement, HOC entered into a $750 million three year extendible revolving credit facility with a syndicate of banks (the "Revolving Facility"). On March 31, 2006, a secondary syndication was completed and the Revolving Facility was increased to $900 million and was secured by a $1.5 billion first floating charge over all of the assets of the Trust's operating subsidiaries and a guarantee from the Trust.

Amounts borrowed under this facility bear interest at a floating rate based on bankers' acceptances plus a range of 65 to 115 basis points depending on the Trust's ratio of senior debt (excluding convertible debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts as defined in the Revolving Facility agreement ("EBITDA"). With the consent of the lenders, this facility may be extended on an annual basis for an additional 364 days. Availability under the Revolving Facility is subject to the following quarterly financial covenants being met:

Senior debt to EBITDA	3.0 to 1.0 or less

Total debt to EBITDA	3.5 to 1.0 or less

Senior debt to capitalization	50% or less

Total debt to capitalization	55% or less

Conditional on the closing of the acquisition of North Atlantic on October 19, 2006, Harvest entered into an amended and restated credit agreement with its lenders that increased the Revolving Facility to $1.4 billion and established a $350 million senior secured bridge facility (the "Senior Secured Bridge Facility"). Harvest also entered into another credit agreement that established a $450 million senior unsecured bridge facility (the "Senior Unsecured Bridge Facility"). At the closing of its acquisition of North Atlantic, Harvest drew the full amount available under the $350 million Senior Secured Bridge Facility and the $450 million Senior Unsecured Bridge Facility with the remaining funding drawn from the $1.4 billion Revolving Facility.

The terms and conditions of the amended and restated credit agreement remained unchanged except for changes to the security pledged and the addition of a 15 basis point fee applicable so long as the Senior Unsecured Bridge Facility is outstanding. The $350 million Senior Secured Bridge Facility provided Harvest with a single draw on this facility within five days of the closing of its acquisition of North Atlantic and, subject to the repayments requirements of the $450 million Senior Unsecured Bridge Facility, requires repayments equivalent to the net proceeds from an issuance of equity or equity-like securities (including convertible debentures) and, in all events, repayment in full within 18 months of the initial draw. Harvest is entitled to make additional repayments on the $350 million Senior Secured Bridge Facility without penalty or notice. The amended and restated credit agreement required Harvest to increase the first floating charge over all of the assets of Harvest's operating subsidiaries to $2.5 billion plus a first mortgage security interest on the refinery assets of North Atlantic.

The credit agreement that established a $450 million Senior Unsecured Bridge Facility provided for only a single draw on the facility within five days of the closing of Harvest's acquisition of North Atlantic and requires repayments equivalent to the net proceeds from an issuance of equity or equity like securities (including convertible debentures) and repayment in full within 6 months of the initial draw. Amounts borrowed under this facility bear interest at a floating rate based on bankers' acceptances plus a range of 230 to 280 basis points depending on the Harvest senior debt to EBITDA ratio as set forth in the amended and restated credit agreement.

For additional information, a copy of the amended and restated credit agreement and $450 million bridge credit agreement will be filed on SEDAR at www.sedar.com prior to the closing of the Offering.

Internal Reorganization

Effective June 30, 2006, the Trust completed an internal reorganization with the primary purpose of integrating the Viking acquisition to capture administrative and operational efficiencies.

Birchill Energy Limited

Pursuant to a share purchase agreement dated July 26, 2006, HOC acquired all of the outstanding shares of Birchill Energy Limited ("Birchill"), a private oil and gas company on August 15, 2006 for a cash purchase price of $440 million before closing adjustments. The acquisition of Birchill did not constitute a "significant acquisition" for the Trust within the meaning of applicable securities laws.

Birchill's reserves were independently evaluated by Sproule effective April 30, 2006 in consultation with Birchill management with total proved reserves estimated to be 13.4 mmboe and total proved plus probable reserves estimated to be 22.6 mmboe in accordance with NI 51-101. See "Special Note Regarding Forward-Looking Statements" and "Risk Factors."

As of closing, total production from the Birchill properties was approximately 6,000 boe/d weighted approximately 65% toward natural gas and 35% toward light/medium oil and natural gas liquids, which represented approximately 9.5% of the Trust's then production on a pro-forma basis. Birchill's production and reserves are concentrated in central Alberta with approximately 57% of production and 84% of proved plus probable reserves located in areas adjacent to the Trust's Markerville, Ferrier and Willesden Green properties. Birchill's Mulligan property in the Peace River Arch produced approximately 2,000 boe/d of natural gas and natural gas liquids at the time of acquisition representing approximately 30% of Birchill's then production. The Acquisition includes approximately 56,700 net undeveloped acres of land complemented by a significant volume of 2D and 3D seismic.

Harvest has identified 66 prospective locations that will form part of Harvest's ongoing drilling program over the next two and a half years. The Trust intends to increase its 2006 capital spending by approximately net $25 million for drilling and further development on the acquired Birchill properties. An additional inventory of more than 150 opportunities provides Harvest with a prospective future development and step-out drilling portfolio. The acquisition of Birchill provides upside potential for Harvest through property enhancement projects in long-life tight gas, dry shallow gas and prolific light oil Leduc reef formations, which typically provide strong light oil and liquids production. The acquired properties provide a good strategic fit with Harvest's existing Western Alberta core area as well as expanding its presence in Northern Alberta.

On August 15, 2006, Birchill changed its name to Harvest BEL Inc. and amalgamated with 1126838 Alberta Ltd., another wholly-owned subsidiary of HOC, and continued as one corporation under the name of Harvest BEL Inc.

Equity Offering

On August 17, 2006, Harvest completed an underwritten offering of 7,026,500 Trust Units at a price of $32.75 for gross proceeds of approximately $230 million pursuant to a short form prospectus dated August 10, 2006. The net proceeds of the offering were used to repay outstanding bank indebtedness including a portion of the indebtedness incurred to fund the acquisition of Birchill.

The Acquisition

On August 22, 2006, Harvest entered into the Purchase and Sale Agreement to acquire all of the issued and outstanding shares of North Atlantic and related business from the Vendor for a total cash consideration of US$1,385 million, plus working capital and inventory adjustments. The Acquisition was completed on October 19, 2006. Concurrent with closing, North Atlantic entered into the Supply and Offtake Agreement with Vitol Refining S.A., a wholly-owned subsidiary of the Vendor.

The principal asset of North Atlantic is the Refinery, a 115,000 barrel per stream day sour crude hydrocracking refinery located in the Province of Newfoundland and Labrador, and a marketing division with 69 gas stations, a home heating business and a commercial and wholesale petroleum products business, all located in Newfoundland and Labrador. The Refinery is capable of processing a wide range of crude oils and feedstocks with a sulphur content as high as 3.5% and API gravity in the range of 20° to 40° and has a dock facility capable of handling vessels in excess of 330,000 dwt that carry up to 2 million barrels of crude oil. The Refinery's product slate is weighted towards high quality gasoline, jet fuel and diesel fuel that are currently compliant with product specifications (including sulphur, cetane and aromatic content) that are becoming increasingly restrictive and constraining supply. For more information regarding North Atlantic and its assets and business, see "Description of North Atlantic Refining Limited".

Concurrent with the acquisition of North Atlantic by Harvest, Harvest increased its credit facilities. See "Recent Developments – Credit Facilities".

Summary of Supply and Offtake Agreement

Concurrent with the acquisition of North Atlantic by Harvest, North Atlantic entered into the Supply and Offtake Agreement with Vitol Refining S.A. The Supply and Offtake Agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the Refinery be retained by Vitol Refining S.A. and that during the term of the Supply and Offtake Agreement, Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the Refinery as well as the right and obligation to purchase all refined products produced by the Refinery. The Supply and Offtake Agreement also provides that Vitol Refining S.A. will also receive a time value of money amount (the "TVM") reflecting the cost of financing the crude oil feedstock and sale of refined products as the Supply and Offtake Agreement requires that Vitol Refining S.A. retain ownership of the crude oil feedstock until delivered through the inlet flange to the Refinery as well as immediately take title to the refined products as they are delivered by the Refinery through the inlet flange to designated storage tanks. Further, the Supply and Offtake Agreement provides North Atlantic with the opportunity to share the incremental profits and losses resulting from the sale of products beyond the U.S. East Coast markets.

Prior to the entering into of the Purchase and Sale Agreement, North Atlantic and Vitol Refining S.A. operated under an arrangement which effectively resulted in North Atlantic processing crude oil provided by Vitol Refining S.A. on a fee for service basis with Vitol Refining S.A. retaining the economic benefit of and risk for the differences between the purchase price of the crude oil feedstock and the selling price of the refined products. Over the previous four years, this arrangement resulted in the benefits of the increased "sour crack" spread (averaging US$18.08 in 2005 as compared to US$6.70 in 2002) accruing to Vitol Refining S.A. while North Atlantic continued to receive a relatively flat fee for service. The termination of this arrangement effective upon closing of the Acquisition and the entering into the Supply and Offtake Agreement results in a significant change to the economics of North Atlantic as a fee for service relationship has been exchanged for the economics of the "sour crack" spread, subject to a fixed charge of US$0.08 per barrel of crude oil feedstock provided. Accordingly, in the view of Harvest's management the historical financial results of North Atlantic combined with the historical financial results of Vitol Refining S.A. more appropriately reflect the past financial performance of North Atlantic's refinery operations.

Pursuant to the Supply and Offtake Agreement, North Atlantic, in consultation with Vitol Refining S.A., will request a certain slate of crude oil feedstocks and Vitol Refining S.A will be obligated to provide the crude oil feedstocks in accordance with the request. The Supply and Offtake Agreement includes a crude oil feedstock transfer pricing formula that aggregates the pricing formula for the crude oil purchased as correlated to published future contract settlement prices, the cost of transportation from the source of supply to the Refinery and the settlement cost or proceeds for related price risk management contracts plus a fee of US$0.08 per barrel. The purpose of the price risk management contracts is to convert the fixed price of crude oil feedstock purchases to floating prices for the period from the purchase date through to the date the refined products are sold to allow "matching" of crude oil feedstock purchases to refined product sales thereby mitigating the gross margin risk between the time crude oil feedstocks are purchased and the sale of the refined products.

The Supply and Offtake Agreement requires that Vitol Refining S.A. purchase and lift all refined products produced by the Refinery, except for certain excluded refined products to be marketed by North Atlantic in the local Newfoundland market, and provides a product purchase pricing formula that aggregates a deemed price based on the current Boston and New York City markets less the deemed costs of transportation, insurance, port fees, inspection charges and similar costs deemed to be incurred by Vitol Refining S.A., plus the TVM component. The TVM component recognizes the cost of financing the refined products for the time deemed to deliver the refined product from the Refinery through to the date Vitol Refining S.A. is deemed to have received payment for the sale.

The TVM component of the Supply and Offtake Agreement in respect of crude oil feedstock and the sale of refined products will reflect an effective interest rate of 350 basis points over the London Inter Bank Offer Rate ("Libor") and will be included in the weekly settlement of all amounts owing.

The Supply and Offtake Agreement requires that Vitol Refining S.A provide North Atlantic with notice if it plans to sell product outside the U.S. East Coast market which will entitle North Atlantic to the right, but not the obligation, to share in the incremental profit or loss from such sales.

The Supply and Offtake Agreement may be terminated by either party at the end of an initial two year term, and at any time thereafter, by providing notice of termination no later than six months prior to the desired termination date or if the Refinery is sold in an arms length transaction, upon 30 days notice prior to the desired termination date. Further, the Supply and Offtake Agreement may be terminated upon the continuation for more than 180 days of a delay in performance due to force majeure but prior to the recommencing of performance. After an initial 12 month period, Vitol Refining S.A.'s exclusive right and obligation to provide crude oil feedstock to the Refinery may be terminated by either party by providing six months notice. Upon termination of the entire agreement or the right and obligation to provide crude oil feedstock, North Atlantic will be required to purchase the related crude oil feedstock and refined product inventory or crude oil feedstock, respectively, at the prevailing market prices.

Vitol Refining S.A. is an indirect wholly-owned subsidiary of the Vitol Refining Group B.V., a privately owned worldwide marketer of crude oil providing oil trading and marketing services to upstream producers through to downstream retailers of petroleum products. In 2005, the Vitol Group handled over US$80 billion of crude oil, fuel oil, gasoline and related products. With headquarters in Rotterdam, the Netherlands and Geneva, Switzerland, the Vitol Group has trading entities in Houston, London, Bahrain and Singapore which provide 24 hour coverage of all the world's oil markets. In the past two years, the Vitol Group has traded over 85 million tonnes of crude oil and is a major lifter of non-equity crude oil from Nigeria, the Middle and Far East, Russia and the Caspian. In the crude oil sector, the Vitol Group has developed a worldwide reputation as a reliable business partner. In addition, the Vitol Group is one of the largest independent gasoline traders in the world with over 23 million tonnes handled over the past four years.

Resignation of Director

Effective November 8, 2006, Hank Swartout resigned as a director of HOC to dedicate more time to his non-business ventures.

Proposed Federal Tax Changes

On October 31, 2006 the Federal Minister of Finance announced the October 31, 2006 Proposals pursuant to which, commencing January 1, 2011, (subject to any "undue expansion" of the Trust) certain distributions from the Trust which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level.

On November 9, 2006, the Trust, HOC and the Underwriters agreed to amend the terms of the offering contemplated by the Underwriting Agreement entered into on October 25, 2006.

See "Risk Factors – Income Tax Matters", "Canadian Federal Income Tax Considerations" and "Plan of Distribution".

DESCRIPTION OF NORTH ATLANTIC REFINING LIMITED

As the Trust has only recently acquired North Atlantic, the following information has been summarized from publicly available information and information obtained from third parties, including the Vendor.

The Refining Industry

Industry Background

An oil refinery is a manufacturing facility that uses crude oil and other feedstocks as a raw material and produces a variety of refined products. The actual mix of refined products from a particular refinery varies according to the refinery's processing units, the specific refining process utilized and the nature of the crude oil feedstock. The refinery processing units generally perform one of three functions: the different types of hydrocarbons in crude oil are separated, the separated hydrocarbons are converted into more desirable or higher value products, or chemicals treat the products to remove unwanted elements and components such as sulphur, nitrogen and metals. Refined products are typically differing grades of gasoline, diesel fuel, jet fuel, furnace oil and heavier fuel oil.

Refining is primarily a margin based business where the crude oil feedstocks and the refined products are commodities. Both crude oil and refined products in each regional market react to a different set of supply/demand and transportation pressures and refiners must balance a number of competing factors in deciding what type of crude oil to process, what kind of equipment to invest in and what range of products to manufacture. As most refinery operating costs are relatively fixed, the refining goal is to maximize the yield of high value refined products and to minimize crude oil feedstock costs. The value and yield of refined products are a function of the refinery equipment and the characteristics of the crude oil feedstock while the cost of feedstock depends on the type of crude oil. The refining industry depends on its ability to earn an acceptable rate of return in its marketplace where prices are set by international as well as local markets.

Demand for refined oil products has significantly increased in recent years due to the industrialization of countries such as China and India. As economic conditions improve in these countries, demand for gasoline and diesel continues to rise due to rising transportation usage and power generation requirements. In the United States, the demand for gasoline continues to rise while Europe is experiencing rapid growth in demand for diesel. Over the long term, refining margins and crude oil prices are typically correlated as both are driven by the demand for refined petroleum products.

Until recently, global investment in refining capacity has been restrained as weak refining margins have not supported investment in either capacity increases at existing refineries or the construction of new refineries. From the early 1980's through the early 1990's, global refining capacity fell as uneconomic refineries were shut down in the face of low margins. Since then, global refining capacity has grown, predominantly through capacity creep, but at a pace insufficient to keep up with the growth in global demand for refined products. Given the lead-time required to engineer and construct new refining facilities and resistance to refineries being built in many areas, it is expected that the global refined product market should be strong for several years.

In addition to the global tightening of the refined product supply/demand balance, global crude oil supply has become heavier and higher in sulphur content. The incremental production from most OPEC countries and many other producers has tended to be sour crude, containing more sulphur, while incremental crude oil production from Canada, Venezuela and Mexico has been both heavy and sour. Because global refining capacity is largely configured to process the higher gravity and lower sulphur crude oil, lower gravity and more sour crude oil have increasingly been sold at a discount to the lighter and sweeter crude oil. At the same time, refiners have turned to lighter and sweeter crude oil as feedstocks to meet the lower sulphur fuel specifications in North America and Europe resulting in a greater discount for sour crude oil. Notwithstanding the widening quality differentials, the higher prices paid for all crude oil has accelerated the development of heavier gravity and higher sulphur crude oil production. As a result, quality differentials are expected to remain wide providing a significant economic benefit for those refiners able to process lower quality crude oil into higher value refined products.

As presented in the following graph, moderate creep in refinery capacity has not kept pace with the demand for crude oil resulting in the spare refining capacity tightening from over 15% in 1987 to less than 3% in 2005.

Source: Capacity per Energy Information Administration and Demand per BP Statistical Review.

Consistent with global trends, near-term growth in US demand for refined products is expected to continue to exceed growth in domestic refining capacity and projected growth in the supply of lower quality heavy-sour crude oil is expected to exceed the capacity to process such crude oil. Both trends are expected to continue to support the historically high US refining margins as any significant expansion in domestic supply capacity beyond capacity creep will require at least three to five years of lead time. The expected imbalance in US supply of, and demand for, refined products will likely be met by the importing of refined products. However, anticipating that refining capacity in most major supply sources appear fully committed, US refining margins will need to remain strong to attract imports from more distant locations. Since 1995, growth in imports has been most apparent in gasoline supply, where imports have grown by over 10% annually in the United States east coast market (known as PADD 1), where regional product demand significantly exceeds refining capacity, and being the primary import point for petroleum product into the U.S.

Source: AEGIS Energy Advisors Corp.

Refining is primarily a margin-based business where refiners generate profits by selling refined products at prices higher than the costs of acquiring crude oil feedstock and converting into refined products. A refinery's location can also have an important impact on its refining margins as location can influence access to crude oil feedstocks and the efficient distribution of refined products. As a benchmark indicator of refining margins, the New York Mercantile Exchange ("NYMEX") "2-1-1 crack spread" is a marketable derivative product that mirrors the gross margin attainable by a refiner processing two barrels of light sweet crude oil (as defined by the West Texas Intermediate benchmark price ("WTI")) and selling two barrels of refined product, consisting of one barrel of gasoline and one barrel of diesel into the New England market where product prices are set in relation to NYMEX gasoline and NYMEX diesel prices. Sour crude oil traditionally sells at a discount to light sweet crude oil, and hence, the margin for refiners that refine sour crude oil is characterized as a "sour crack spread" which includes a differential between the WTI price and the price for Deepwater Sour Mars Blend Oil crude oil price, a representative sour crude oil, as well as the "2-1-1 crack spread."

Since 2001, the sales price of residential home heating fuels and automotive gasoline and diesel fuel sold within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Product Act (Newfoundland), administered by the Public Utilities Board. Under this act, the Pricing Commissioner has the authority to set the maximum wholesale and retail prices that a wholesaler and a retailer may charge and to determine the minimum and maximum mark-up between the wholesale price to the retailer and the retail price to the consumer within the Province of Newfoundland and Labrador. The wholesale and retail prices of petroleum products is adjusted monthly based on the New York Harbour benchmark price for these products, however, the prices may be adjusted more frequently when circumstances warrant.

Description of the Business

Overview

North Atlantic is an independent crude oil refiner that owns and operates a medium gravity, sour crude oil hydrocracking refinery located in the Province of Newfoundland and Labrador with a capacity of 115,000 barrels per stream day. The Refinery's feedstocks are delivered by tanker primarily from the Middle East, Russia and Latin America. The Refinery produces high quality gasoline, ultra low sulphur diesel, jet fuel and furnace oil with a residual of heavy fuel oil. Approximately 10% of North Atlantic's refined products are sold in the Province of Newfoundland and Labrador while approximately 90% are sold in the U.S. east coast markets such as Boston and New York City. North Atlantic enjoys a significant transportation advantage as it operates a deep water docking facility and has approximately seven million barrels of tankage including six 575,000 barrel crude tanks enabling the receipt of crude oil transported on very large crude carriers which typically result in significantly lower per barrel transportation charges. The following map highlights the North Atlantic transportation advantage.

Distance from Come by Chance,	Sailing
Newfoundland, Canada to:	Days
Boston, U.S.	3
New York, U.S.	3
London, U.K.	7
Rotterdam, Netherlands	7
Houston, U.S.	8
Novorosslysk, Russia	14
Rio de Janeiro, Brazil	14
Los Angeles, U.S.	18
Kuwait City, Kuwait	24

North Atlantic's assets include dock facilities for off-loading crude oil feedstock and for loading refined products. These facilities include two berths connected to the onshore tank farm by an 800 foot causeway and a 2,800 foot approach trestle combination. The dock facilities handle approximately 220 vessels each year with North Atlantic owning and operating two tugboats to assist with berthing and unberthing tankers. One tugboat, acquired in 1999, is equipped with firefighting capability while the other is equipped with oil spill response capability.

Through its marketing division, North Atlantic operates a petroleum marketing and distribution business in the Province of Newfoundland and Labrador with average daily sales over 11,000 barrels. The North Atlantic brand has been positioned in the Newfoundland marketplace as a local company with its retail gasoline business operating 66 retail gas stations and 3 cardlock locations capturing a market share of approximately 15%. In addition to its retail operations, North Atlantic has a commercial, wholesale and home heating business.

Brief History

The construction of the Refinery commenced in 1971 with the crude oil distillation unit commissioned in late 1973 and most other process units started-up in 1974. The Refinery was shut down two years later as the owner filed for bankruptcy protection during the oil price shock. In 1980, Petro-Canada purchased the Refinery but did not operate it, and in late 1986, sold the Refinery to a private company. From 1986 through 1994, the new owner invested approximately $132 million in the Refinery including the construction of a new hydrogen furnace. On April 24, 1994, the Refinery experienced a fire at the vacuum tower and, as a consequence, the entire facility was again shut down as the owner was unable to finance the restoration of the Refinery.

The Vitol Refining Group B.V. acquired the Refinery in August 1994 and commenced a major restoration and successfully commissioned the Refinery in late 1994. Since then, more than US$400 million was invested to maintain, upgrade and expand the facility. These investments significantly improved the Refinery's operating performance in terms of refinery throughput, reliability, saleable yield, product quality, safety and environmental performance. In 2005, the Refinery averaged 93,900 bpsd, down from 100,700 bpsd in the prior year due to planned maintenance turnarounds, with a saleable yield of 95.4% while its safety performance was improved to 0.6 lost time accidents per 200,000 man hours. Since 1997, the Refinery's sulphur dioxide emissions have also been reduced by 63% despite a significant increase in throughput.

Refinery Operations

Summary of Crude Oil Feedstock

Crude oil and other feedstocks are delivered to the Refinery via vessels capable of carrying over 2 million barrels of crude oil per vessel. Normally, there is approximately 20 days of crude oil feedstock in tankage at the Refinery to mitigate the effects of any delivery disruptions. Over the past three years, the source of the crude oil feedstock has been as follows:

	2005	2004	2003
		(000's of bbl)

Middle East	23,672	26,884	25,712
Russia	5,596	6,421	10,432
Latin America	2,686	-	-
Other	5,536	7,306	5,628
Total Feedstock	37,490	40,611	41,772

Overview of Crude Oil Processing

The following is a summary of the primary process flow of North Atlantic's Refinery including a brief description of the process and purpose of the identified processing units. This summary excludes the various utility plants as well as a number of secondary units that add relatively small incremental volume enhancements to higher valued products from the diesel and fuel oil streams.

Crude & Vacuum Distillation Unit

Crude oil from tankage is heated and processed in the crude unit for primary distillation or separation into various components. The crude oil is first processed in the crude distillation tower where the crude is fractionated into the following streams:

  Liquid petroleum gas products such as fuel gas, propane, and butane;

  Lighter liquid products (naphtha) which are further upgraded in the naphtha hydrotreater and platformer for the production of gasoline;

  Distillate materials (kerosene and diesel) which are produced from the middle of the distillation tower. The kerosene goes to either jet fuel blending, the distillate hydrotreater for Ultra Low Sulphur Diesel ("ULSD") production, or No. 6 fuel blending. The crude diesel goes to the distillate hydrotreater for ULSD production;

  The material remaining in the bottom of the crude distillation tower ("bottom ends") is sent to the vacuum tower for further separation.

The vacuum tower operates at less than atmospheric pressure and further fractionates the bottom ends. Vacuum gas-oil from the vacuum tower is then routed to the Isomax unit to be upgraded primarily into naphtha, kerosene and ultra-low sulphur diesel. The residual vacuum tower bottoms stream is routed to the visbreaker.

Naphtha Hydrotreater and Platformer and Platformate Hydrogenation Units

The naphtha hydrotreater, uses hydrogen and a catalyst to remove sulphur and nitrogen contaminants from the naphtha to enable it to be used as platformer feed. The platformer then converts the naphtha into high octane gasoline for use in gasoline blending. A portion of the gasoline is further processed in the platformate hydrogenation unit ("PHU"). The PHU enables the refinery to meet the low benzene level requirements of reformulated gasoline.

Distillate Hydrotreater

The distillate hydrotreater operates at high pressure and uses hydrogen over a catalyst bed to remove nearly all of sulphur and nitrogen from the middle distillates for the production of ultra-low sulphur diesel.

Isomax HydroCracker Unit

The Isomax unit (also known as a hydrocracker) uses extremely high heat and pressure to upgrade the heavy gas-oil portions through the injection of hydrogen. This process removes contaminants and produces naphtha for gasoline blending and platformer feed, ultra-low sulphur diesel and jet fuel. The bottom ends from the Isomax unit are also used as a valuable lubricant feedstock.

Visbreaker

The vacuum tower bottoms, an asphalt-like product, are processed in the visbreaker. The visbreaker uses high temperature to crack long chain molecules thereby reducing cutter (kerosene) requirements for No 6 oil blending.

Storage and Shipping

Crude oil feedstock and refined products from the various processing units are temporarily stored in designated tanks. North Atlantic has storage capacity for approximately seven million barrels of crude oil and refined product. This storage capacity is typically allocated approximately 50% to crude oil feedstock and 50% to refined product outputs. Refined products are ultimately shipped for delivery to the United States Atlantic Coast market, including Boston and New York City. These markets typically consume approximately 90% of the Refinery's production. The vessels delivering refined products typically have capacity for approximately 330,000 barrels and are limited to transporting one or two products.

Summary of Refined Products

Over the past three years, the Refinery has produced the following refined products with a total yield of approximately 102% of feedstock as the impact of adding hydrogen swells the barrels offsetting the fuel used by the Refinery:

	2005	2004	2003
		(000's of bbl)

Gasoline and related products	12,571	15,349	15,077
Low & ultra low sulphur diesel	10,307	10,544	13,008
Heavy fuel oil	9,444	9,582	9,577
Jet fuel	3,429	3,179	2,070
Fuel consumed by the Refinery	2,474	2,970	2,985
Total Products	38,225	41,624	42,717
Total Yield (as a % of feedstock)	102%	102%	102%

Operations Reliability

Improving the reliability of the Refinery has been a major focus for North Atlantic with significant capital expenditures and a change in maintenance philosophy. North Atlantic's maintenance philosophy has evolved to one that emphasizes long term solutions to reliability issues through the conduct of rigorous analyses regarding the root cause of reliability issues. Of particular note, North Atlantic developed the advanced Equipment Integrity Program whereby remaining equipment life calculations are utilized to determine equipment turnaround schedules and ensuring that equipment is repaired or replaced before failure occurs. The most measurable indicator of the Refinery's performance is the level of throughput over the past five years. A summary of North Atlantic's Refinery level of throughput for the period 2001 to 2005 is as follows:

Source: North Atlantic Operating Performance Reports.

The decline in 2004 was due to a planned minor turnaround of the crude oil distillation tower, and in 2005 was due to a planned major turnaround outage to maintain common facilities.

Currently, North Atlantic has the opportunity and intends to consider opportunities to grow its business through the reconfiguration and enhancement of its Refinery assets with a suite of expansion or debottlenecking projects plus a coker project or a visbreaker project for bottoms upgrading.

Marketing Division

North Atlantic's marketing division (the "Marketing Division") is headquartered in St. John's, Newfoundland and is comprised of five business segments: retail, home heating, commercial, wholesale and bunkers. The Marketing Division produced US$9.3 million, US$9.6 million and US$7.1 million of earnings before interest, taxes, depreciation and amortization for the years ended December 31, 2005, 2004 and 2003, respectively.

Retail Business

North Atlantic operates 66 retail gasoline stations and 3 commercial cardlock locations with 39 locations branded as "North Atlantic" and 16 locations branded as "Home Town" (a secondary brand for small market areas) with the remaining 11 locations unbranded. Most locations include a convenience store which is independently operated. In 2005, the volume of gasoline and diesel sold at these retail locations represented a market share of approximately 15% of the Newfoundland market. The major competitors in the Newfoundland market are Irving Oil, Imperial Oil and Ultramar.

Home Heating Business

North Atlantic delivers furnace oil and propane to approximately 20,000 residential heating and commercial customers throughout Newfoundland with about 90% of the demand for furnace oil, 9% for propane and 1% for kerosene. North Atlantic is a full service residential heating supplier providing a furnace parts maintenance replacement program, emergency burner service and heating system installations from five "Home Heating" stores. North Atlantic's installation and emergency burner service is provided by independent contractors, as is its bulk hauling.

Commercial Business

North Atlantic delivers distillates, jet fuel, propane and No. 6 fuel oil to commercial heating, marine, aviation, trucking and construction industries from seven storage terminals.

Wholesale Business

North Atlantic provides distillates, jet fuel and propane to a number of wholesale customers from both its wharf and truck rack facilities with current volumes averaging approximately 3,300 barrels per day.

Bunker Business

North Atlantic sells bunkers to crude oil and refined product vessels at its wharf facilities.

Overview of Management Structure

The management structure of North Atlantic consists of a two man executive team (a "President, Refinery Manager" and a "Vice President, Chief Financial Officer") supported by eight director/managers with responsibilities for:

  Production;
  Economics and Engineering Sciences;
  Reliability and Field Services;
  Environmental, Health and Safety and Risk Management;
  Strategic Planning;
  Marketing;
  Human Resources; and
  Corporate Services.

Gunther Baumgartner, President, Refinery Manager, is a chemical engineer with over 25 years in the oil industry including eight years with North Atlantic: four years as President and prior to that as Director of Economics and Engineering Sciences. Prior to joining North Atlantic in 1998, Mr. Baumgartner was a refinery supply manager and a trader with Vitol. Mr. Baumgartner will continue to serve as President, Refinery Manager through a transition period.

Glenn Mifflin, Vice President, Chief Financial Officer, is a Chartered Accountant with a Masters of Business Administration with over 19 years of experience in the oil industry. Mr. Mifflin has held a number of positions within North Atlantic including serving as President of North Atlantic's Marketing Division. Mr. Mifflin intends to remain with North Atlantic and continue his responsibilities as Vice President, Chief Financial Officer including responsibilities for community, government and public relations.

It is anticipated that the vast majority of North Atlantic's management and employees will continue with the company following Harvest's acquisition of North Atlantic.

Employees and Labour Relations

North Atlantic has approximately 570 full-time employees of which 65% are unionized and approximately 140 part-time employees of which 90% are unionized. The unionized employees are represented by the United Steel Workers of America. North Atlantic has had a history of good relations collective bargaining with its union which is evidenced by the lack of any strike action at the Refinery. The collective agreements with the United Steel Workers of America expire in late 2007 and early 2008. See "Description of North Atlantic Refinery Limited – Risk Factors".

North Atlantic maintains a number of employee benefit programs for its employees including basic life insurance and accidental death and dismemberment insurance, extended healthcare and dental coverage. North Atlantic also maintains defined benefit and defined contribution pension plans for its employees and provides certain post retirement health care benefits which cover substantially all employees and their surviving spouses. At September 30, 2006, the pension plan and other benefit plan obligations exceeded the pension plan and other benefit plan funding by approximately US$10.9 million. For additional information, see note 13 to the combined financial statements of North Atlantic and Vitol Refining S.A. included in this short form prospectus.

Insurance

North Atlantic's operations are subject to the normal hazards of refinery operations including fires, explosions and weather related perils. North Atlantic maintains insurance policies with insurers in amounts, coverage limits and deductibles that management of North Atlantic, with the advice of insurance advisors, believe are reasonable and prudent.

In respect of its refinery operations, North Atlantic has property damage coverage with an aggregate annual loss limit of US$700 million and business interruption insurance for up to 24 months subject to deductibles of $7.5 million for property damage and 45 day for business interruption. In addition, North Atlantic maintains typical property damage and third party liability insurance appropriate for its various machinery and automotive equipment with various deductibles ranging from $1,000 to $50,000. In respect of its owned retail gasoline stations, North Atlantic has $5 million of general liability insurance plus environmental liability coverage of $2 million per incident and aggregate annual limit.

In respect of the unloading of crude oil and loading of refined product at its dock facilities, North Atlantic maintains US$800 million of pollution coverage subject to a US$500,000 deductible and a coverage limit of US$30 million for each occurrence.

In addition, the Supply and Offtake Agreement requires Vitol Refining S.A. to ensure that all vessels nominated to load or unload at North Atlantic's refinery carry US$1 billion of coverage in respect of pollution and related clean up costs and that cargos on board vessels are insured for 110% of their value. Vitol Refining S.A. is also required to carry general liability insurance with a single occurrence limit and annual aggregate limit of $25 million for property damage, personal injury liability, accidental pollution and other contractual liabilities and listing North Atlantic and its affiliates as additional insureds.

North Atlantic has had no property insurance claims for the past ten years and, while it is subject to liability claims in the normal course of business, North Atlantic has had no liability claims exceeding $1 million in the past ten years.

Commitments and Contingent Liabilities

North Atlantic has been named a defendant in The State of New Hampshire versus Amerada Hess Corp. et al, one of the more than 100 methyl tertiary butyl ether ("MTBE") U.S. product liability litigation cases that have been consolidated for pre-trial purposes in this matter. The plaintiffs seek relief for alleged contamination of ground water from the various defendants' use of the gasoline additive MTBE. Although the plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants. All consolidated law suits are at a preliminary stage and, accordingly, it is too early in the legal process to reach any conclusion regarding the ability of the State of New Hampshire to properly assert jurisdiction over North Atlantic in the lawsuit or to reach any conclusions regarding the substance of the plaintiffs' claims. Accordingly, the evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the combined financial statements in respect of this matter. In addition, Harvest received an indemnity under the Purchase and Sale Agreement from Vitol Group B.V. in respect of this contingent liability.

Newsul Enterprises Inc. has named North Atlantic in a claim in the amount of US$2.7 million and has requested the services of an arbitration board to make a determination on the claim. The claim is for additional costs and lost revenues related to contaminated sulphur delivered by North Atlantic. The evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the combined financial statements.

For additional information relating to other commitments and contingent liabilities of North Atlantic, see note 14 to the combined financial statements of North Atlantic and Vitol Refining S.A. included in this short form prospectus.

Risk Factors

The following provides a summary of certain risk factors that may impact the operations and assets of North Atlantic.

Investment in North Atlantic

Harvest's investment in North Atlantic will be in the form of interest bearing notes and interests in various partnerships and trusts, and accordingly, Harvest will be dependent upon the ability of North Atlantic to pay its interest obligations under the notes and distributions from the various partnerships. North Atlantic's ability to pay interest and distributions will be entirely dependent on its operations and assets which will be impacted by risks typical of refinery and marketing operations.

Volatility of Commodity Prices

North Atlantic's earnings and cash flows from refining and wholesale and retail marketing operations are dependent on a number of factors including fixed and variable expenses (including the cost of crude oil and other feedstocks) and the price above those expenses at which North Atlantic is able to sell refined products. In recent years, the market prices for crude oil and refined products have fluctuated substantially. These prices depend on a number of factors beyond North Atlantic's control, including the demand for crude oil and other refined products, which are subject to, among other things:

  changes in the global demand for crude oil and refined products;
  the level of foreign and domestic production of crude oil and refined products;

  threatened or actual terrorist incidents, acts of war, and other worldwide political conditions in both crude oil producing and refined product consuming regions;

  availability of crude oil and refined products and the infrastructure to transport crude oil and refined products;

  supply and operational disruptions including accidents, weather conditions, hurricanes or other natural disasters;

  government regulations including changes in fuel specifications required by environmental and other laws;

  local factors including market conditions and the operations of other refineries in the markets in which North Atlantic competes; and

  development and marketing of alternative and competing fuels.

Generally, fluctuations in the price of gasoline and other refined products are correlated with fluctuations in the price of crude oil, however, the prices for crude oil and prices for refined products can fluctuate in different directions as a result of worldwide market conditions. Further, the timing of the relative movement in prices as well as the magnitude of the change could significantly influence refining margins as could price changes occurring during the period between purchasing crude oil feedstocks and selling refined products manufactured from these feedstocks. North Atlantic does not produce crude oil and must purchase all of its crude oil feedstock at prices that fluctuate with worldwide market conditions and this could significantly impact North Atlantic's earnings and cash flow. Although Harvest produces crude oil in western Canada, this crude oil cannot be economically transported to the Refinery. North Atlantic also purchases refined products from third parties for sale to its customers and price changes during the period between purchasing and selling these products may also impact North Atlantic's earnings and cash flow.

North Atlantic purchases approximately 250,000 megawatt hours of electrical power from Newfoundland and Labrador Hydro, a provincial crown corporation. A substantial proportion of Newfoundland and Labrador Hydro's electricity is generated by hydroelectric power, a relatively inexpensive source compared to fossil fuel generators. However, North Atlantic's cost of electrical power has increased from $0.024 per kilowatt hour in 2002 to $0.041 in 2005, a near doubling in price. Electricity prices have been and will continue to be affected by supply and demand for service in both local and regional markets and continued price increases will impact North Atlantic's earnings and cash flow.

Fluctuations in the Canada-United States Exchange Rates

The prices for crude oil and refined products are generally based in U.S. dollar market prices while North Atlantic's operating costs and capital expenditures are primarily in Canadian dollars. Fluctuations in the exchange rates between the U.S. and Canadian dollar will give rise to currency exchange rate exposure for North Atlantic. Although this currency exchange rate exposure may be hedged, there can be no assurance that a currency exchange rate hedging program will be sufficient to effectively cover all of North Atlantic's exposure.

Disruptions in the Supply of Crude Oil and Delivery of Refined Products

North Atlantic's Refinery receives all of its crude oil feedstock and delivers approximately 90% of its refined products via water born vessels including very large crude carriers capable of handling over 2 million barrels of crude oil. In addition to environmental risks of handling such vessels discussed below, North Atlantic could experience a disruption in the supply of crude oil because of accidents, governmental regulation or third party actions. A prolonged disruption in the availability of vessels to deliver crude oil to the Refinery and/or to deliver refined products to market would have a material adverse effect on North Atlantic's business, financial condition and results of operations.

Over the past three years, North Atlantic purchased over 60% of its crude oil feedstock from sources in the Middle East. North Atlantic does not maintain long term contracts with any of its crude oil suppliers. To the extent that its crude oil suppliers, particularly suppliers in the Middle East, reduce the volume of crude oil supplied to North Atlantic as a result of declining production or competition or otherwise, North Atlantic's business, financial condition and results of operations would be adversely affected to the extent that North Atlantic was not able to find another supplier of this substantial amount and type of crude oil. Further, North Atlantic has no control over the level of development in the fields that currently supply the Refinery nor the amount of reserves underlying such fields, the rate at which production will decline or the production decisions of the producers which are affected by, among other things, prevailing and projected crude oil prices, demand for crude oil, geological considerations, government regulation and the availability and cost of capital.

North Atlantic will rely on creditworthiness of Vitol Refining S.A. for its purchase of crude oil feedstocks for the Refinery pursuant to the Supply and Offtake Agreement and the creditworthiness of Harvest to enter into price risk management contracts to reduce its exposure to adverse fluctuations in the prices of crude oil and refined products. Accordingly, should the creditworthiness of Vitol Refining S.A. and/or Harvest deteriorate, crude oil suppliers may change their view on supplying North Atlantic with crude oil and price risk management contracts, respectively, and induce them to shorten the payment terms or require additional credit support, such as letters of credit. Due to the large dollar amount of credit associated with the volume of crude oil purchases and long term price risk management contracts, any imposition of more burdensome payment terms on North Atlantic may have a material adverse effect on North Atlantic's and Harvest's financial liquidity which could hinder North Atlantic's ability to purchase sufficient quantities of crude oil to operate the Refinery at full capacity. In addition, if the price of crude oil increases significantly, the credit requirements to purchase enough crude oil to operate the Refinery at full capacity also increase. A failure to operate the Refinery at full capacity could have an adverse material affect on North Atlantic's earnings and cash flows as well as Harvest's financial condition.

Operational Risks

The Refinery is a single integrated and interdependent facility which could experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down. A shutdown of one part of the Refinery could significantly impact the production of refined products and may reduce, and even eliminate, North Atlantic's cash flow. Any one or more of the Refinery's processing units may require a planned turnaround or encounter unexpected downtime to maintain or repair and the time required to complete the work may take longer than anticipated. There are no assurances that the Refinery will produce refined products in the quantities or at the cost anticipated, or that it will not cease production entirely in certain circumstances which could have a material adverse effect on North Atlantic's earnings and cash flow as well as Harvest's financial condition.

North Atlantic's refining operations, including the transportation of and storage of crude oil and refined products, are subject to hazards and inherent risks typical of similar operations such as fires, natural disasters, explosions, spills and mechanical failure of its equipment or third-party facilities, any of which can result in personal injury claims and other damage to North Atlantic's properties and the properties of others. While North Atlantic carries property, casualty and business interruption insurance, North Atlantic does not maintain insurance coverage against all potential losses, and could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on North Atlantic's earnings, cash flow and financial condition as well as Harvest's financial condition.

Currently, North Atlantic has the opportunity and intends to consider opportunities to grow its business through the reconfiguration and enhancement of its Refinery assets with the suite of expansion or debottlenecking projects plus a coker project or a visbreaker project for bottoms upgrading. However, if unanticipated costs occur or North Atlantic's revenues decrease as a result of lower refining margins, operating difficulties or other matters, there may not be sufficient capital to enable North Atlantic to fund all required capital and operating expenses. There can be no assurance that cash generated by North Atlantic's operations or funding available from debt financings or further investment by Harvest will be available to meet capital and operating requirements.

The operation of refineries and related storage tanks is inherently subject to spills, discharges or other releases of petroleum or hazardous substances. If any of these events had previously occurred or occurs in the future in connection with any of North Atlantic's Refinery or storage tanks, or in connection with any facilities to which North Atlantic sends wastes or by-products for treatment or disposal, other than events for which North Atlantic is indemnified, North Atlantic could be liable for all costs and penalties associated with their remediation under federal, provincial and local environmental laws or common law, and could be liable for property damage to third parties caused by contamination from releases and spills. The penalties and clean-up costs that North Atlantic may have to pay for releases or spills, or the amounts that North Atlantic may have to pay to third parties for damage to their property, could be significant and the payment of these amounts could have a material adverse effect on North Atlantic's business, financial condition and results of operations as well as Harvest's financial condition.

North Atlantic operates in environmentally sensitive coastal waters where tanker operations are closely regulated by federal, provincial and local agencies and monitored by environmental interest groups. Transportation of crude oil and refined products over water involves inherent risk and subjects North Atlantic to the provisions of Canadian federal laws and the laws of the Province of Newfoundland and Labrador. Among other things, these laws require North Atlantic to demonstrate its capacity to respond to a "worst case discharge" to the maximum extent possible. North Atlantic's marine division manages vessel traffic to the Refinery and works with regulatory authorities on measures to prevent and mitigate the risk of oil spills and other marine related matters. The marine division has two tugboats to assist in berthing and unberthing tankers at North Atlantic's dock with one tugboat equipped with fire fighting capability and the other equipped for spill response capability. The tugboat operations have a safety management system certified under the International Safety Management Code and are also certified under the International Ship and Port Security Code. In addition, North Atlantic has contracted with the Eastern Canada Response Corporation to supplement its resources. However, there may be accidents involving tankers transporting crude oil or refined products, and response services may not respond in a manner to adequately contain a discharge and North Atlantic as well as Harvest may be subject to liability in connection with a discharge.

North Atlantic has in the past operated service stations with underground storage tanks in the Province of Newfoundland and Labrador, and currently operates 13 retail service stations and 2 cardlock locations, with underground storage tanks. North Atlantic is required to comply with provincial regulations governing such storage tanks in the Province of Newfoundland and Labrador and compliance with these requirements can be costly. The operation of underground storage tanks also poses certain other risks, including damages associated with soil and groundwater contamination. Leaks from underground storage tanks which may occur at one or more of North Atlantic's service stations, or which may have occurred at previously operated service stations, may impact soil or groundwater and could result in fines or civil liability for North Atlantic. While North Atlantic maintains insurance in respect of such risks, there are no assurances that such insurance will be adequate to fully compensate for any liability North Atlantic may incur if such risks were to occur.

Environmental, Health and Safety Risks

North Atlantic's operations and properties are subject to extensive federal, provincial and local environmental and health and safety regulations governing, among other things, the generation, storage, handling, use and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, waste management and characteristics and composition of gasoline and diesel fuels. If North Atlantic fails to comply with these regulations, it may be subject to administrative, civil and criminal proceedings by governmental authorities, as well as civil proceedings by environmental groups and other entities and individuals. A failure to comply, and any related proceedings, including lawsuits, could result in significant costs and liabilities, penalties, judgments against North Atlantic or governmental or court orders that could alter, limit or stop North Atlantic's operations.

Consistent with the experience of other Canadian refineries, environmental laws and regulations have raised operating costs and required significant capital investments at the Refinery. Harvest believes that the Refinery is substantially compliant with existing laws and regulatory requirements. However, potentially material expenditures could be required in the future may be required to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require North Atlantic to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. Harvest is not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on North Atlantic's earnings, cash flow and financial condition or Harvest's financial condition.

North Atlantic is presently subject to litigation and investigations with respect to the use of MTBE and the delivery of contaminated sulphur (see "Commitments and Contingent Liabilities" on page 23 of this short form prospectus). North Atlantic may become involved in further litigation or other proceedings, or may be held responsible in any existing or future litigation or proceedings, the costs of which could be material.

Management Risks

North Atlantic's future performance depends to a significant degree upon the continued contributions of its senior management team and key technical and operations employees. The loss of one or more members of the senior management team or a number of key technical and operations employees could result in a disruption to North Atlantic's operations. In addition, North Atlantic faces competition for these key individuals from competitors, customers and other companies operating in the refining industry and to the extent that North Atlantic loses members of its senior management team or key technical and operations employees for any reason, North Atlantic will be required to hire other personnel to manage and operate North Atlantic and it may not be able to locate or employ such qualified personnel on acceptable terms. As a result, the operating history of North Atlantic which has resulted in revenue and profitability growth rates may not be indicative of North Atlantic's future operations, prospects and viability.

Employee Relations

North Atlantic has approximately 570 full-time employees and 140 part-time employees of which approximately 65% and 90%, respectively, are represented by the United Steel Workers of America pursuant to collective bargaining agreements expiring in 2007 and 2008. North Atlantic may not be able to renegotiate these collective agreements on satisfactory terms, or at all, which may result in an increase in operating costs. In addition, the existing collective agreements may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse effect on North Atlantic's financial results.

Competition

North Atlantic competes with a broad range of refining and marketing companies, including multinational oil companies. Because of their geographic diversity, larger and more complex refineries, integrated operations and greater resources, some of North Atlantic's competitors may be better able to withstand volatile market conditions, to compete on the basis of price, to obtain crude oil in times of shortage and to bear the economic risks inherent in all phases of the refining industry.

Terrorist Attacks, Threats of Attacks or Acts of War

North Atlantic's business is affected by general economic conditions as well as fluctuations in consumer confidence and spending which can decline as a result of numerous factors outside of its control, such as terrorist attacks, threatened terrorist attacks or acts of war. Terrorist attacks, as well as events occurring in response to or in connection with them, including future terrorist attacks against Canadian or U.S. targets, rumours or threats of war, actual conflicts involving the military of Canada, the United States or their allies could cause trade disruptions impacting North Atlantic's crude oil suppliers or refined products customers or energy markets generally, and may adversely impact North Atlantic's operations, earnings and cash flow and Harvest's financial condition.

Since the terrorist attacks of September 11, 2001, the Government of the United States has issued public warnings that energy-related assets (which could include North Atlantic's Refinery) may be at greater risk of future terrorist attacks than other targets in Canada or the United States. Such occurrences could significantly impact energy prices, including prices for crude oil and refined products which could have a material adverse effect on North Atlantic's earnings and cash flow and Harvest's financial condition.

Summary of Recent Financial Performance

The following table sets forth selected historical financial and operating information for North Atlantic and Vitol Refining S.A ("VRSA") for the periods indicated. This information should be read in conjunction with the combined financial statements of North Atlantic and VRSA included in this short form prospectus.

	Nine months ended		Year Ended
Financial (US$000s except where noted)	September 30,	September 30,
	2006	2005	December 31, 2005	December 31, 2004

Revenue	2,120,289	1,621,396	2,270,980	1,874,751

Costs and expenses
Purchased products for resale and processing	1,845,892	1,282,852	1,871,131	1,616,716
Processing, operating, and administrative	74,516	65,314	91,699	84,746
Depreciation and amortization	30,854	26,184	35,865	25,851

Operating income	169,027	247,046	272,285	147,438

Capital expenditures and turnaround costs	59,872	68,506	82,667	59,011

Operational

Yield (000's barrels)

Gasoline and related products	9,080	9,231	12,571	15,349
Low & ultra low sulphur diesel	9,546	7,384	10,307	10,544
Heavy fuel oil	7,592	6,985	9,444	9,582
Jet fuel	1,990	2,141	3,429	3,179
Fuel consumed by refinery	2,002	1,815	2,474	2,970
Total	30,210	27,556	38,225	41,624

Total Yield (as a % of feedstock)	102%	101%	102%	102%

The following discussion of the results of the combined operations of North Atlantic and VRSA should be read in conjunction with the audited combined financial statements and accompanying notes for the years ended December 31, 2005 and 2004 as well as the unaudited interim combined financial statements and notes for the nine months ended September 30, 2006 and 2005 included as Schedule B to this short form prospectus.

North Atlantic is the owner and operator of a medium gravity, sour crude hydrocracking refinery with a crude oil throughput capacity of approximately 115,000 barrels per day located in the Province of Newfoundland and Labrador. VRSA's primary business is to purchase and supply crude oil and feedstocks to be processed at the Refinery for a fixed processing fee and subsequently sell the refined products. Prior to completion of the Acquisition, both entities were wholly-owned subsidiaries of Vitol Refining Group B.V. The combined operations of North Atlantic and VRSA more accurately presents the economics of operating the Refinery and related business. In addition to the Refinery, North Atlantic has a petroleum marketing and distribution business in the Province of Newfoundland and Labrador with average daily sales of over 11,000 barrels as well as retail gasoline outlets with 66 retail gas stations and 3 cardlock locations. North Atlantic is also positioned in the wholesale and home heating business within the Province of Newfoundland and Labrador. However, the majority of the operating cash flow generated by North Atlantic is from the purchase, refining and subsequent sales of refined products. Approximately 90% of the refined products are delivered to the U.S. east coast, primarily to Boston and New York City. Profitability is substantially determined by the spread between the price of refined products and the price of crude oil, referred to as the "refined product margin." Since 100% of the total crude oil throughput represents medium gravity, sour crude oil, profits are also impacted by the differential between the price of light sweet crude oil represented by WTI and the price for medium gravity, sour crude oil represented by Deepwater Sour Mars Blend Oil at Clovelly, Louisiana ("Mars"). The NYMEX 2-1-1 crack spread is roughly reflective of the refined product margin of a light sweet crude oil refiner with a product mix broadly in line with the Refinery, selling into the U.S. east coast market. The WTI-Mars differential is a reasonable proxy for the additional advantage held by medium gravity, sour crude oil refiners. The sum of the NYMEX 2-1-1 crack spread and the WTI-Mars differential is roughly reflective of the gross margin of a medium gravity, sour crude oil refiner with a product mix broadly in line with the Refinery, selling into the U.S. east coast market.

Nine Months Ended September 30, 2006 and 2005

Revenues

Revenue increased by $498.9 million (or 31%) from $1,621.4 million for the nine months ended September 30, 2005 to $2,120.3 million for the nine months ended September 30, 2006. Revenues by principal product categories are as follows:

	Nine months ended
(000's)	September 30, 2006	September 30, 2005	Change
Gasoline and related products	$781,151	$641,298	22%
Low & ultra low sulphur diesel	449,365	329,363	36%
Heavy fuel oil	837,194	578,601	45%
Jet fuel	46,569	42,269	10%
Other	6,010	29,865	(80%)
Total	$2,120,289	$1,621,396	31%

The increase in revenues for the nine months ended September 30, 2006 over the prior period are primarily attributed to increased throughput volumes and higher product prices. Changes in throughput volumes contributed to approximately 9% of the increase and increases in price contributed to approximately 22% of increase. For a portion of May 2005 and all of June 2005, the Refinery was shut down for a planned turnaround and, as a result, volumes for the nine months ended September 30, 2006 are higher than those for the nine months ended September 30, 2005. The increase in product prices is attributed primarily to the increases in average market prices and reference price differentials for the nine months ended September 30, 2006 over the same period in 2005 as noted below.

	Nine months ended

	September 30, 2006	September 30, 2005
Average Market Reference Prices and
Differentials (1)
NYMEX 2-1-1 crack ($/bbl)	11.62	11.57
WTI-Mars differential ($/bbl)	7.31	6.24
Sour crack – gross margin ($/bbl)	18.93	17.81

Note:

(1)    The average market reference prices and differentials are based on the average of the daily posted prices from Platt's Oilgram during the respective period. The average market reference prices and differentials are presented to provide economic indicators that significantly affect operations and profitability.

Throughput Margin

Throughput margins decreased by approximately $64 million for the nine months ended September 30, 2006 over the same period in the prior year. The decrease is primarily attributed to a $44.9 million write-down of inventory to the lower of cost or market at September 30, 2006. As there is an approximate one to two month lag between the purchase of feedstock inventory and the sale of the refined products, inventory is exposed to price volatility. There was a sharp decline in prices from August 2006, the time the inventory was purchased, to September 2006, the time the resulting refined products were sold. As there were no hedges in place during the period, throughput margins were negatively impacted.

Expenses

Processing, operating and administrative expenses increased by 14% for the nine months ended September 30, 2006 compared to the same period in the prior year. The increase is largely as a result of higher operating costs and the impact of a stronger Canadian dollar. Higher operating costs due to increased cost pressures in the industry contributed to 1% of the increase. Increased repairs and maintenance as a result of a repair to the crude tower contributed 2% and a stronger Canadian dollar contributed another 9%. In addition, North Atlantic incurred higher employee compensation costs which contributed to approximately 2% of the increase in total refining operating, processing and administrative expenses.

Depreciation and amortization expense increased by 18% for the nine months ended September 30, 2006 over the same period in the prior year. During 2005 North Atlantic completed an aggressive capital program, Isomax catalyst unit replacement, and a major Isomax/hydrogen unit turnaround, the depreciation on which contributed to 13% of the total increase in depreciation. The remaining 5% relates to changes in the estimated useful life of certain of the Refinery's capital assets.

Capital Expenditures

	Nine months ended
(000s)	September 30, 2006	September 30, 2005
Revenue improvement	$ 28,466	$ 15,795
Reliability	22,409	17,278
Safety and health	859	796
Infrastructure	-	546
Environmental	726	45
Catalysts	4,205	10,371
Turnaround	3,207	23,675
Total	$ 59,872	$ 68,506

Capital requirements consist of revenue improvement expenditures and reliability, environmental, safety and health and infrastructure expenditures. Revenue improvement expenditures include expenditures to acquire assets to grow the business of North Atlantic and to expand existing facilities, such as projects that increase operating capacity. The main purpose of reliability capital expenditures is to maintain or improve upon the reliability of plant equipment. Safety and health expenditures are focused on compliance and/or improvement upon current health and safety standards. Infrastructure expenditures are those expenditures directed towards upgrading of buildings and non-process equipment to meet current or foreseeable requirements. Environmental expenditures include property additions to meet or exceed environmental and operating regulations.

Capital expenditures for the nine months ended September 30, 2006 were directed towards the completion of the distillate hydrotreater upgrade which was required to meet new diesel specifications in the U.S. as well as on the construction of a new truck loading rack scheduled for completion in the fall of 2006.

Years Ended December 31, 2005 and 2004

Revenues

Revenue increased by $396.6 million (or 21%) from $1,874.8 million for the year ended December 31, 2004 to $2,271.0 million for the year ended December 31, 2005. Revenues by principal product categories are as follows:

	Year ended
(000's)	December 31, 2005	December 31, 2004	Change
Gasoline and related products	$ 875,207	$ 791,710	11%
Low & ultra low sulphur diesel	455,781	341,192	34%
Heavy fuel oil	838,709	543,468	54%
Jet fuel	69,573	57,978	20%
Other	31,710	140,403	(77%)
Total	$2,270,980	$1,874,751	21%

The increase in revenues for the year ended December 31, 2005 over the prior year is primarily attributed to higher product prices which more than offset lower throughput volumes. The net increase in product revenues of 21% consists of a 29% increase due to higher product prices and an 8% decrease due to lower throughput volumes. For a portion of May 2005 and all of June 2005, the Refinery had planned a complete plant outage for turnaround repairs and as a result, throughput volumes for the year ended December 31, 2005 are lower than those realized for the year ended December 31, 2004. The increase in product prices is attributed primarily to the increases in average market prices and reference price differentials of approximately 33% for the year ended December 31, 2005 over the prior year and noted below.

	Year Ended

	December 31, 2005	December 31, 2004
Average Market Reference Prices and Differentials(1)
NYMEX 2-1-1 crack ($/bbl)	11.62	7.44
WTI-Mars differential ($/bbl)	6.46	6.18
Sour crack gross margin ($/bbl)	18.08	13.62

Note:

(1)   The average market reference prices and differentials are based on the average of the daily posted prices from Platt's Oilgram during the respective period. The average market reference prices and differentials are presented to provide economic indicators that significantly affect the operations and profitability.

Throughput Margin

Throughput margins increased by approximately $141.2 million from $258.0 million for the year ended December 31, 2004 to $399.8 million for the year ended December 31, 2005. The increase is primarily attributed to a 5% increase in the WTI – Mars differential and a 56% increase in the NYMEX 2-1-1 differential.

Expenses

Processing, operating and administrative expenses increased by $7.0 million (or 8%) from $84.7 million for the year ended December 31, 2004 to $91.7 million for the year ended December 31, 2005. The increase is nearly all attributed to a stronger Canadian dollar. The remaining portion is due to increased cost pressures in the industry including higher employee compensation costs.

Depreciation and amortization expense increased by $10.0 million (or 39%) from $25.9 million for the year ended December 31, 2004 to $35.9 million for the year ended December 31, 2005. During 2004 North Atlantic completed an aggressive capital program and a turnaround, the depreciation on which, contributed to 33% of the total increase in depreciation. The remaining 6% relates to a change in the estimated useful life of certain capital assets.

Capital Expenditures

	Year ended
(000s)	December 31, 2005	December 31, 2004
Revenue improvement	$ 20,972	$ 15,932
Reliability	24,332	20,503
Safety and health	1,031	4,451
Infrastructure	841	352
Environmental	562	895
Catalysts	10,800	3,100
Turnaround	24,129	13,778
Total	$ 82,667	$ 59,011

Capital requirements consist of revenue improvement expenditures, reliability environmental, safety and health and infrastructure expenditures. Revenue improvement expenditures include expenditures to acquire assets to grow the business and to expand existing facilities, such as projects that increase operating capacity. The main purpose of reliability capital expenditures is to maintain or improve upon the reliability of plant equipment. Safety and health expenditures are focused on compliance and/or improvement upon current health and safety standards. Infrastructure expenditures are those expenditures directed towards upgrading of buildings and non-process equipment to meet current or foreseeable requirements. Environmental expenditures include property additions to meet or exceed environmental and operating regulations.

Capital expenditures for the year ended December 31, 2005 were directed primarily towards an Isomax\hydrogen\utilities unit turnaround including catalyst replacement for $35 million, an ongoing sustaining maintenance capital program of $19.3 million and certain discretionary revenue improvement projects of $28.2 million. The turnaround was focused towards the opening, cleaning and inspecting of the major vessels of the Isomax and hydrogen units as well as repairs and upgrades in the utilities area.

In addition, major capital work was undertaken to replace the Isomax catalysts, upgrade the internals of the Isomax reactors and replace exchanger bundles.

EFFECT OF THE ACQUISITION ON THE TRUST

Selected Combined Pro Forma Financial Information

Certain selected pro forma combined financial information of the Trust after giving effect to the Acquisition is set forth in the following table. Such information should be read in conjunction with the unaudited combined pro forma financial statements of the Trust giving effect to the Acquisition included in this short form prospectus and the historical financial statements of the Trust incorporated by reference herein.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited combined pro forma financial statements. The combined pro forma financial statements of the Trust are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Acquisition actually occurred at the time contemplated by the notes to the unaudited combined pro forma financial statements of the Trust or of the results expected in future periods.

The information presented below and in the unaudited combined pro forma financial statements of the Trust included in this short form prospectus gives effect to the completion of the Acquisition and assumes the issuance of 8,260,000 Offered Units and 330,000 Debentures pursuant to the Offering.

Pro Forma Financial Results

	Year ended	Nine Months ended
	December 31, 2005	September 30, 2006
	(in 000,000s of Cdn$ except per Trust Unit)

Petroleum and natural gas sales	$1,186	$888
Sale of Refined products	2,751	2,402
Royalties	(212)	(157)
Risk management contracts
Realized net losses	(73)	(57)
Unrealized net (losses) gains	(45)	36
Net Revenue	3,607	3,112

Costs and Expenses
Purchased products for resale and processing	2,292	2,115
Operating costs	339	276
General and administrative	50	29
Interest and other charges
- Short term debt	11	-
- Long term debt	110	99
Transaction costs	15	12
Depletion and depreciation	502	395
Future income tax recovery	(55)	(2)
Foreign Exchange and other	(11)	(13)
Total Costs and Expenses	3,253	2,911

Net Income	$354	$201

Net Income per Trust Unit (basic)	$3.39	$1.82

Total Assets at September 30, 2006		$5,616

Capitalization as at September 30, 2006

Credit Facilities
Three Year Extendible Revolving Facility		$1,252
Senior Secured Bridge Facility		270
7 % Senior Notes		279
Convertible Debentures		543
Total Debt		2,344
Total Unitholders' Equity		2,692
Total Capitalization		$5,036

DESCRIPTION OF TRUST UNITS

Trust Units

Concurrent with the closing of the Viking Arrangement on February 3, 2006, the Trust is authorized to issue two classes of trust units, described and designated as Ordinary Trust Units and Special Trust Units, pursuant to the Trust Indenture. Each Ordinary Trust Unit entitles the holder or holders thereof to one vote at any meeting of the unitholders and each Special Trust Unit shall entitle the holder or holders thereof to three-sixteenths of one vote at any meeting of the unitholders. The Special Trust Units were created and issued to enable the closing of the Viking Arrangement and all have been subsequently cancelled. Unless otherwise specifically designated as such, all references to Trust Units or Units in this short form prospectus are deemed to be references to Ordinary Trust Units.

As of November 13, 2006, there were 111,534,794 Units issued and outstanding. Each Unit entitles the holder thereof to one vote at any meeting of the holders of Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder.

The Trust Indenture also provides that Units, including rights, warrants and other securities to purchase, to convert into or exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors of HOC may determine. The Trust Indenture also provides that HOC may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as HOC may determine.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in the Trust. Corporate law does not govern the Trust and the rights of Unitholders. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The rights of Unitholders are specifically set forth in the Trust Indenture. In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), and in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event of an insolvency or restructuring, a Unitholder's position as such may be quite different than that of a shareholder of a corporation.

For additional information respecting the Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Trust Indenture, see "Trust Units - Trust Indenture" at pages 38 through 45, inclusive, of the AIF, incorporated by reference herein.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to effect exchangeable securities transactions. Exchangeable securities transactions are commonly used in corporate acquisitions to give the selling securityholder a tax deferred "rollover" on the sale of the securityholder's securities, which may not otherwise be available. In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units are not entitled to any distributions of any nature whatsoever from the Trust, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of HOC in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

As of November 13, 2006 one Special Voting Unit was outstanding, such Special Voting Unit having been issued in connection with the issuance on June 30, 2004 of Exchangeable Shares, none of which Exchangeable Shares are outstanding as of November 13, 2006. It is intended that this outstanding Special Voting Unit will be cancelled.

Cash Distributions

The Trust receives cash in amounts equal to all of the interest, royalty, trust distribution and dividend income of the Trust, net of the Trust's administrative expenses. In addition, the Trust may, at the discretion of the Board of Directors of HOC, make distributions in respect of repayments of principal made by HOC, Breeze Trust No. 1 and Breeze Trust No. 2 to the Trust on unsecured debt owing by them. Harvest retains a portion of its consolidated cash flow to fund capital expenditures and distributes the balance to Unitholders. The actual percentage retained is subject to the discretion of the Board of Directors of HOC and will vary from month to month depending on, among other things, the current and anticipated commodity price environment. Assuming completion of the Acquisition and based on current forward commodity prices, the Trust anticipates that the portion of cash flow retained for the balance of 2006 and in 2007 will be approximately 20% to 30%. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions are not guaranteed and may be reduced or suspended. See "Risk Factors".

Assuming the Offering closes on or before November 22, 2006, subscribers for Trust Units pursuant to the Offering who continue to be Unitholders of record on November 22, 2006 will, in those circumstances, be entitled to receive a distribution of distributable cash of the Trust in the amount of $0.38 per Trust Unit payable December 15, 2006.

Non-Resident Ownership

The Trust Indenture provides that it is intended that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. For the Trust to qualify as a "mutual fund trust" for purposes of the Tax Act, it is required that, among other things, (i) the Trust not be considered to be a trust established or maintained primarily for the benefit of non residents of Canada; or (ii) the Trust satisfies certain conditions as to the nature of the assets of the Trust as specified in the Tax Act (the "Asset Test"). Harvest believes that the Trust has at all material times satisfied the Asset Test and accordingly, for purposes of the Tax Act, the Trust should qualify as a "mutual fund trust".

In addition, Harvest, with the assistance of its transfer agent and registrar for the Trust Units, Valiant Trust Company, maintains a process of soliciting Participant Declaration Forms from all registered holders of its Trust Units. The Participant Declaration Form requires the certification of the number of Trust Units held by non-residents and the number of non-resident holders, all as defined by the Tax Act. This process includes the solicitation of such forms by the Canadian Depository for Securities and, indirectly, the Depository Trust Company. At the end of each quarter, Harvest instructs Valiant Trust Company to complete this solicitation process and report the results. As at September 30, 2006, the non-resident holders of Trust Units represented approximately 48% of the Trust's issued and outstanding Trust Units.

INTEREST COVERAGE

The following interest coverages are calculated on a consolidated basis for the twelve month periods ended December 31, 2005 and September 30, 2006 and are based on audited financial information in the case of December 31, 2005, and unaudited financial information in the case of September 30, 2006.

The pro forma interest expense after giving effect to the issuance of the Offered Units and the Debentures but before the effect of the Acquisition for the year ended December 31, 2005 and the twelve month period ended September 30, 2006, was $65.5 million and $80.2 million, respectively. The earnings of the Trust before interest and income tax expense for the year ended December 31, 2005 and the twelve month period ended September 30, 2006 were $109.1 million and $254.5 million, respectively, which is 1.7 times and 3.2 times the Trust's interest requirements for the respective periods. Cash flow (defined as cash flow from operations before working capital changes and site restoration expenses) before interest for the twelve month periods ended December 31, 2005 and September 30, 2006 was $340.9 million and $531.7 million, respectively, resulting in cash flow coverage for such periods of 5.2 times and 6.6 times, respectively.

After giving effect to the issuance of the Offered Units and the Debentures and after giving effect to the Acquisition including all of the related interest expense on debt associated with the Acquisition, the pro forma interest expense for the year ended December 31, 2005 and the twelve month period ended September 30, 2006 is $121.1 million and $115.6 million, respectively. After giving effect to the issuance of the Offered Units and the Debentures and after giving effect to the Acquisition, the pro forma earnings of the Trust before interest and income tax expense for the year ended December 31, 2005 and the twelve month period ended September 30, 2006 is $420.9 million and $290.7 million, respectively, which is 3.5 times and 2.5 times the Trust's interest requirements for the respective periods.

STABILITY RATING

DBRS maintains a stability rating system for income funds to provide an indication of both the stability and sustainability of cash distributions per trust unit, which is essentially an assessment of an income fund's ability to generate sufficient cash to pay out a stable level of distributions on a per unit basis over the longer term. The DBRS stability ratings provide opinions and research on funds related to stability and sustainability of distributions over time and are not a recommendation to buy, sell or hold the trust units. In determining a DBRS stability rating, the following factors are evaluated: (1) operating characteristics, (2) asset quality, (3) financial profile, (4) diversification, (5) size and market position, (6) sponsorship/governance, and (7) growth. The rating categories range from STA-1 being the highest stability and sustainability of distributions per unit to STA-7 being poor stability and sustainability with each category refined into further subcategories of high, middle and low providing a total of 21 possible rating categories.

On May 13, 2005, DBRS initiated coverage of the Trust and assigned a stability rating of STA-6 (high) citing its strengths as a steady distribution since inception, a conservative payout ratio of 52% of operating cash flow in 2004, the acquisition of the 19,000 boe/d of production in September of 2004 as positive in diversifying its production mix and reserve base and management's hedging of 50% to 75% of its net production to reduce cash flow volatility. While recognizing favourable oil price outlook for 2006, DBRS noted the Trust's challenges as high balance sheet leverage, average production decline rates of 22% combined with low capital spending placing increasing reliance on purchasing reserves in a competitive acquisition market and a significant proportion of heavy oil production which have generally higher operating costs and is subject to price differential risk.

On June 29, 2006, DBRS upgraded the stability rating of the Trust to STA-5(low) following its merger with Viking. Based on its ranking as the fifth largest oil and gas trust, DBRS cited the increased size of core operating areas as providing operating efficiencies and improved access to field services which are in tight supply in western Canada. In addition, DBRS noted the Trust's strengths as a high degree of control over costs with its operated properties representing 85% of total production, the retention of senior Viking management with expertise in heavy oil production complementing its significant heavy oil assets, a larger asset base providing greater access to more favourable lending terms and an active hedging program ensuring some cash flow certainty. The Trust rating also reflected a below average reserve life index among DBRS-rated trusts, an 80% to 85% payout ratio which is high compared to its peers and a continued reliance on acquisitions to maintain its long term asset base.

Following its announcement of the acquisition of Birchill and equity financing on July 26, 2006, DBRS confirmed the STA-5 (low) rating of the Trust noting the high cost of the acquisition as reflective of a broader industry trend with more emphasis placed on probable reserves in evaluating acquisitions in a highly competitive environment. In addition, DBRS recognized that the Birchill properties fit well with the Trust's existing assets providing a high degree of certainty regarding expectation of future performance and that the 50:50 debt and equity financing should result in a modest decline in the Trust's payout ratio.

On August 23, 2006, DBRS placed the stability rating of Harvest "Under Review with Negative Implications" following its proposed acquisition of North Atlantic citing the multiple paid as likely being at the height of the market. DBRS also noted that the North Atlantic refinery is well located with ready access to the eastern United States finished products markets as well as crude oil supply sources globally while recognizing that the vertical integration provides cash flow diversification, additional opportunities to achieve growth and creates a much large entity which should lead to greater financial resources, liquidity and a lower average cost of capital over time. The rating action reflects (1) the initially debt funded transaction would result in a substantially higher debt to capital and debt to cash flow ratios; (2) Harvest's limited expertise in the refining segment which is a highly cyclical business with significant margin volatility; and, (3) the North Atlantic refinery is relatively small and a single asset in an industry that is increasingly focused on scale to achieve cost advantages and market presence.

On November 1, 2006, DBRS placed the stability ratings of select Canadian income trusts "Under Review with Developing Implications" following the Federal Minister of Finance's announcement to make significant changes to the way in which Canadian income trusts will be taxed in the future. For income trusts that plan to reduce the level of their distributions to unitholders to reflect the additional tax burden, the reduction would be viewed as a one time event and DBRS's analytical focus would then be on the stability and sustainability of distributions following the adjustments. Under this scenario, the stability ratings would likely be confirmed; however, the proposed legislation could encourage certain trusts to develop alternative capitalization or operating strategies. Until DBRS is able to discuss these issues with those trusts implementing alternative capitalization or operating strategies, their ratings would remain under review. Harvest's stability rating would also be subject to this latest "Under Review with Developing Implications" rating adjustment.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of Harvest as at December 31, 2005, and as at September 30, 2006 both before and after giving effect to the Acquisition and this Offering:

(in thousands of dollars except Trust Units)
		As at September 30, 2006	As at September 30, 2006 after
	As at	before giving effect to this	giving effect to this Offering
	December 31, 2005	Offering and the Acquisition	and the Acquisition (5)(6)(7)(8)

Credit Facilities(1)(5)

Revolving Facility	$13,869	$591,189	$1,252,278

Senior Secured Bridge Facility	$-	$-	$270,319

Senior Unsecured Bridge Facility	$-	$-	$-

7 % Senior Notes(2)	$290,750	$279,425	$279,425

Debentures
- Discounted Obligation	$-	$-	$308,000
- Equity Component	$-	$-	$22,000

9% Debentures(3)
- Discounted Obligation	$1,777	$1,379	$1,379
- Equity Component	-	-	-

8% Debentures(3)
- Discounted Obligation	$3,764	$2,698	$2,698
- Equity Component	$28	$20	$20

6.5% Debentures(3)
- Discounted Obligation	$38,914	$35,884	$35,884
- Equity Component	$2,611	$2,388	$2,388

10.5% Debentures(3)
- Discounted Obligation	Nil	$27,811	$27,811
- Equity Component	Nil	$7,311	$7,311

6.40% Debentures(3)
- Discounted Obligation	Nil	$167,342	$167,342
- Equity Component	Nil	$14,820	$14,820

Non-Controlling Interest(4)	$3,179	$-	$-

Trust Units (unlimited)	$747,312	$2,757,381	$2,970,832
	(52,982,567 Trust Units)	(110,956,670 Trust Units)	(119,216,670 Trust Units)

Notes:

(1)    At December 31, 2005, Harvest had $13.9 million drawn under a $400 million credit facility. The $400 million credit facility consisted of a $375 million production facility plus a $25 million operating facility. This credit facility enabled funds to be borrowed, repaid and re-borrowed within the term that was extendible for an additional 364 day period on an annual basis with the consent of the lenders. If the term was not extended, the credit facilities would have converted to a 366 day non-revolving term loan with no repayments due until August 2, 2007. Amounts borrowed under the production and operating facilities bore interest at a floating rate based on the prime rate plus a range of 0 to 225 basis points depending on the type of borrowing and Harvest's debt to annualized cash flow ratio, as defined in the credit agreement. Availability under this facility was subject to a reserve based borrowing calculation performed by the lenders at least on a semi-annual basis. This facility was repaid on February 3, 2006 with proceeds from a new credit facility entered into concurrent with the closing of the acquisition of Viking.

On February 3, 2006, Harvest entered into a credit agreement which established a $750 million three year extendible revolving credit facility. With the consent of the lenders, this facility may be extended on an annual basis for an additional 364 days, and was capable of increasing to $900 million by way of a secondary syndication. On March 31, 2006, a secondary syndication was completed with an increase in the facility to $900 million. The credit facility is secured by a $1.5 billion first floating charge over all of the assets of Harvest's operating subsidiaries. Amounts borrowed under this facility bear interest at a floating rate based on bankers' acceptances plus a range of 65 to 115 basis points depending on Harvest's ratio of senior debt (excluding convertible debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA"). Availability under this facility is subject to the following quarterly financial covenants:

Senior debt to EBITDA	3.0 to 1.0 or less
Total debt to EBITDA	3.5 to 1.0 or less
Senior debt to Capitalization	50% or less
Total debt to Capitalization	55% or less

On October 19, 2006, Harvest entered into an amended and restated credit agreement with its lenders which increased its three year extendible revolving credit facility from $900 million to $1.4 billion and established a $350 million Senior Secured Bridge Facility. The terms and conditions of the three year extendible revolving credit facility remained unchanged except for changes to the security pledged and the addition of a 15 basis point additional fee applicable so long as the Senior Unsecured Bridge Facility is outstanding. The amended and restated credit agreement required Harvest to increase the first floating charge over all of the assets of Harvest's operating subsidiaries to $2.5 billion plus grant a first mortgage security interest on the Refinery assets of North Atlantic. The $350 million Senior Secured Bridge Facility provided Harvest with a single draw on this facility within five days of the closing of its acquisition of North Atlantic and, subject to the repayment requirements of the $450 million Senior Unsecured Bridge Facility, requires repayments equivalent to the net proceeds from an issuance of equity or equity like securities including convertible debentures and, in all events, repayment in full within 18 months of the initial draw. Harvest is entitled to make additional repayments on the $350 million Senior Secured Bridge Facility without penalty or notice.

Also on October 19, 2006, Harvest entered into a credit agreement that established a $450 million Senior Unsecured Bridge Facility which provided for only a single draw on the facility within five days for the closing of its acquisition of North Atlantic and requires repayments equivalent to the net proceeds from an issuance of equity or equity like securities including convertible debentures and repayment in full within 6 months of the initial draw. Amounts borrowed under this facility bear interest at a floating rate based on bankers' acceptances plus a range of 230 to 280 basis points depending on the Harvest senior debt to EBITDA ratio as set forth in the amended and restated credit agreement.

On October 19, 2006, North Atlantic entered into an amended and restated credit agreement that provides for a $10 million demand operating line of credit to finance its receivables and inventory in the Province of Newfoundland and Labrador as well as support periodic cash management market transactions. This facility is secured by a guarantee from Harvest Operations Corp. with amounts borrowed bearing interest at the bank's prime lending rate.

(2)   Harvest Operations Corp., a wholly-owned subsidiary of the Trust, issued US$250 million of 7 % Senior Notes with interest payable semi-annually on April 15 and October 15 each year and mature on October 15, 2011. Prior to maturity, redemptions are permitted as follows:

Before October 15, 2007 at 107.875% of the principal amount*
Beginning on October 15, 2008 at 103.938% of the principal amount,
After October 15, 2009 at 101.969% of the principal amount, and
After October 15, 2010 at 100.000% of the principal amount.

* Limited to 35% of the notes issued and limited to repayment with proceeds from an equity offering

The 7 % Senior Notes contain certain covenants restricting, among other things, the sale of assets and the issuance of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1.0. In addition, the 7 % Senior Notes restrict the Trust's ability to pay distributions to Unitholders. Distributions are limited to 80% of cumulative cash flows from operations before settlement of asset retirement obligations and changes in non-cash working capital from the date of the issuance of the 7 % Senior Notes. For such purposes, a surplus carry forward balance of approximately $300 million existed as at December 31, 2005. The 7 % Senior Notes are unconditionally guaranteed by the Trust and all its wholly-owned subsidiaries.

(3)    The Trust has issued three series of unsecured subordinated convertible debentures and upon the completion of the acquisition of Viking, assumed two additional series. Interest on these convertible debentures is payable semi-annually in arrears in equal instalments on dates prescribed by each series. The debentures are convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by the Trust for redemption. The conversion price per Trust Unit is specified for each series and may be supplemented with a cash payment for accrued interest and in lieu of any fractional Trust Units resulting from the conversion. See Note 8 of Harvest's unaudited interim consolidated financial statements as at and for the three and nine month periods ended September 30, 2006 incorporated herein by reference for the maturity dates and conversion prices for each series of convertible debenture.

(4)   On June 30, 2004, Harvest Operations Corp., a wholly-owned subsidiary of the Trust, issued 600,587 exchangeable shares, series 1 as partial consideration under a plan of arrangement to acquire all of the outstanding shares of a public oil and natural gas company. The exchangeable shares, series 1 are convertible into Trust Units at any time at the option of the holder. The number of Trust Units issued upon conversion is based on the exchange ratio at that time. The exchangeable shares are not eligible to receive distributions and may be redeemed by Harvest Operations Corp. at any time prior to June 30, 2009 at which time all remaining exchangeable shares, series 1 will be redeemed for Trust Units at the then current exchange ratio.

At December 31, 2005, there were 182,969 exchangeable shares, series 1 outstanding of which 156,067 shares were converted to Trust Units as part of the completion of the Plan of Arrangement with Viking. Harvest Operations Corp. elected to exercise its redemption right to redeem the remaining 26,902 shares for cash consideration of $1,022,000 effective June 20, 2006.

(5)   Based on the issuance of $330 million principal amount of Debentures and 8,260,000 Trust Units for aggregate consideration of $555,085,000 less underwriters' fees of $24,454,250 and expenses of the offering estimated to be $950,000, with the estimated net proceeds of $529,680,750 applied to fully repay the Senior Unsecured Bridge Facility and $79,680,750 balance applied to partially repay the Senior Secured Bridge Facility. If the Over-allotment Option is exercised in full, the aggregate gross proceeds to Harvest, Underwriter's fee, estimated expenses of the Offering and net proceed to Harvest will be $638,347,750, $28,122,388, $950,000 and $609,275,362, respectively, with the partial repayment of the Senior Secured Bridge Facility increasing to $159,275,362.

(6)   Does not include 503 Trust Units issued upon exercise of rights granted under the Trust Unit Rights Incentive Plan of the Trust subsequent to September 30, 2006 and prior to November 13, 2006. For additional information respecting the Trust Unit Rights Incentive Plan, see "Trust Unit Rights Incentive Plan" at page 7 of the Trust's Information Circular incorporated by reference in this short form prospectus.

(7)   Does not include 1,605 Trust Units issued upon exercise of awards granted under the Unit Award Incentive Plan of the Trust subsequent to September 30, 2006 and prior to November 13, 2006. For additional information respecting the Unit Award Incentive Plan, see "Unit Award Incentive Plan" at page 8 of the Trust's Information Circular incorporated by reference in this short form prospectus.

(8)   Does not include 532,868 Trust Units issued subsequent to September 30, 2006 and prior to November 13, 2006 pursuant to participation in Harvest's Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan. For additional information respecting the Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan, see "Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan" on page 44 of the Trust's AIF incorporated by reference in this short form prospectus.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are listed for trading on the TSX under the symbol "HTE.UN" and, since July 21, 2005, on the NYSE under the symbol "HTE". The following table sets forth the high and low trading prices and the aggregate trading volume of the Trust Units as reported by the TSX and the NYSE for the periods indicated.

Period	High	Low	Volume

TSX Trading
2006
January	$38.51	$36.51	4,284,479
February	$37.99	$32.06	9,809,410
March	$34.83	$32.10	13,561,855
April	$35.83	$33.71	8,547,311
May	$35.18	$31.22	12,099,146
June	$34.44	$28.84	9,782,528
July	$34.43	$32.30	9,524,720
August	$34.85	$33.07	14,830,384
September	$34.84	$28.02	19,764,059
October	$32.95	$28.20	18,282,470
November (1 - 13)	$28.60	$25.62	16,662,009

Period	High	Low	Volume

NYSE Trading ($US)
2006
January	$33.42	$31.85	3,536,300
February	$32.80	$28.71	8,483,000
March	$29.90	$28.25	6,593,100
April	$31.49	$29.17	5,097,800
May	$31.69	$28.12	7,634,400
June	$31.05	$26.45	7,944,000
July	$30.40	$28.77	6,465,300
August	$31.15	$29.41	11,292,300
September	$31.52	$25.07	14,517,500
October	$29.41	$25.18	13,467,900
November (1 - 13)	$25.29	$22.73	18,401,500

On November 13, 2006, the closing price of the Trust Units on the TSX was $25.62 and on the NYSE was US$22.73.

DISTRIBUTIONS TO UNITHOLDERS

The Trust makes monthly distributions of its available cash to Unitholders to the extent determined prudent by HOC. Monthly cash distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by HOC and are paid generally on the 15th day of the following month. The monthly cash distributions for 2004, 2005 and 2006 to-date have been determined to be fully taxable distributions for Canadian income tax purposes.

The following is a summary of the distributions made by the Trust since December 31, 2005.

For the 2006 Period Ended	Distributions per Unit	Payment Date

January 31	$0.35	February 15, 2006
February 29	$0.38	March 15, 2006
March 31	$0.38	April 15, 2006
April 30	$0.38	May 16, 2006
May 31	$0.38	June 15, 2006
June 30	$0.38	July 17, 2006
July 31	$0.38	August 15, 2006
August 31	$0.38	September 15, 2006
September 30	$0.38	October 16, 2006
October 31	$0.38	November 15, 2006

Note:

(1)   The Trust announced on October 4, 2006 that a distribution of $0.38 per Trust Unit will be payable on November 15, 2006 to Unitholders of record on the close of business on October 23, 2006, a distribution of $0.38 per Trust Unit will be payable on December 15, 2006 to Unitholders of record on the close of business on November 22, 2006 and a distribution of $0.38 per Trust Unit will be payable on January 15, 2007 to Unitholders of record on the close of business on December 31, 2006.

For additional information respecting cash distribution payments to the Trust Unitholders, including the factors influencing the amount available for distribution to the Trust Unitholders, see "Description of Trust Units – Cash Distributions" above and "Additional Information Regarding Harvest Energy Trust Structure – Cash Available Distributions" at page 22 and 23 of the AIF, incorporated by reference herein.

The historical distributions described above may not be reflective of future distributions, which will be subject to review by the board of directors of HOC taking into account the prevailing circumstances at the relevant time. See "Risk Factors".

USE OF PROCEEDS

The net proceeds to the Trust from the Offering are estimated to be $529,680,750 after deducting the fees of $24,454,250 payable to the Underwriters and the estimated expenses of the Offering of $950,000. If the Over-allotment Option is exercised in full, the net proceeds from the sale of the Trust Units and Debentures hereunder are estimated to be $609,275,362 after deducting the fees of $28,122,388 payable to the Underwriters and the estimated expenses of the Offering of $950,000. See "Plan of Distribution". The net proceeds of the Offering will be used to repay outstanding bank indebtedness incurred to fund the Acquisition. See also "Recent Developments – Credit Facilities" and "Relationship Among the Trust and Certain Underwriters".

DETAILS OF THE OFFERING

The Offering consists of 8,260,000 Offered Units at a price of $27.25 per Offered Unit and 330,000 Debentures at a price of $1,000 per Debenture.

Trust Units

A distribution of the Trust Units is set forth in "Description of Trust Units".

Debentures

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not, however, include a description of all of the terms of the Debentures, and reference should be made to the Indenture for a complete description of the terms of the Debentures.

General

The Debentures will be issued under the Indenture. The Debentures authorized for issue under this offering will be limited in aggregate principal amount to $379,500,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures will be dated as of the closing date of the offering and will have a maturity date of September 30, 2013.

The Debentures will bear interest from the date of issue at 7.25% per annum, which will be payable semi-annually in arrears on March 31 and September 30 in each year, commencing with March 31, 2007. The first interest payment will include interest accrued from the closing of the offering to March 31, 2007.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Units as further described under "- Payment upon Redemption or Maturity" and "- Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness. The Debentures will rank pari passu with the Existing Debentures.

Conversion Privilege

Each Debenture will be convertible at the holder's option into fully paid and non-assessable Units at any time prior to 5:00 p.m. (Calgary time) on the earlier of the Final Maturity Date, and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $32.20 per Unit (the "Conversion Price"), being a conversion rate of 31.0559 Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision, redivision or consolidation, reduction or combination of the outstanding Units; (b) the distribution of Units to holders of Units by way of distribution or otherwise other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Units entitling them to acquire Units or other securities convertible into Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Units; and (d) the distribution to all holders of Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Units or in the case of any consolidation, amalgamation, arrangement or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Units or other securities or property such holder would be entitled to receive if on the effective date thereof, it had been the registered holder of the number of Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before September 30, 2009. After September 30, 2009 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a redemption price of $1,050 per Debenture on or after October 1, 2009 and on or before September 30, 2010, at a redemption price of $1,025 per Debenture on or after October 1, 2010 and on or before September 30, 2011 and at a redemption price of $1,000 per Debenture after September 30, 2011 and before maturity (each a "Redemption Price"), in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Subordination

The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust or any subsidiary of the Trust (whether outstanding as at the date of the Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Debenture Trustee, unless the Senior Indebtedness has been repaid in full. No holder of a Debenture has the right to institute any act or proceeding to enforce the Debentures in a manner inconsistent with the terms of the Indenture.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least pari passu with such other creditors. Specifically, the Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the Credit Facilities and the Existing Debentures.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders except for distributions that have been publicly announced by the Trust.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Debenture Offer Price"). The Indenture provides that a change of control does not include a merger, reorganization, combination or other similar transaction if the previous holders of Trust Units and securities convertible or carrying the right to acquire Trust Units hold at least 50% of the voting control or direction in such merged, reorganized, combined or other continuing entity.

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Restrictions on Certain Transactions

The Indenture will contain provisions to the effect that subject to the discussion under "Offers for Debentures" below, the Trust shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other person (herein called a "Successor") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless, among other things prior to or contemporaneously with the consummation of such transaction the Trust and the Successor shall have executed such instruments and done such things as are necessary or advisable to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Trust under the Indenture in respect of the Debentures and the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under the Indenture.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Indenture (an "Interest Payment Date"), by delivering sufficient Units to the Debenture Trustee to satisfy all or any part, as the case may be, of the Interest Obligation in accordance with the Indenture (the "Unit Interest Payment Election"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Units, (b) accept bids with respect to, and consummate sales of, such Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, on the Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon receipt of a written request signed by holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, by written request, instruct the Debenture Trustee to waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the Securities Act (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Units of the Trust and any outstanding exchangeable equity interests of the Trust (other than subordinated convertible debt) by the current market price of the Units on the relevant date.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 8,260,000 Trust Units and 330,000 Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Offered Units and Debentures on November 22, 2006 or such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Offered Units and Debentures is conditional upon payment on closing of $27.25 per Offered Unit and $1,000 per Debenture by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' Fee of $1.3625 per Offered Unit for Offered Units and $40 per Debenture for Debentures issued and sold by the Trust for an aggregate fee payable by the Trust of $24,454,250 in consideration for the Underwriters' services in connection with the Offering.

The Trust has granted to the Underwriters the Over-allotment Option to purchase up to an additional 1,239,000 Trust Units at a price of $27.25 per Trust Unit and 49,500 Debentures at a price of $1,000 per Debenture on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of up to 30 days following closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Trust (before expenses of the Offering) will be $638,347,750, $28,122,388 and $610,225,362, respectively. This prospectus also qualifies for distribution the grant of the Over-allotment Option and the issuance of Trust Units and Debentures pursuant to the exercise of the Over-allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its allotment of the Offered Units and the Debentures that it has agreed to purchase, the remaining Underwriters are obligated to purchase the Offered

Units and Debentures not purchased by the Underwriter or Underwriters which fail to purchase, unless the percentage of the total number of Offered Units and Debentures which one or more of the Underwriters fail to purchase exceeds 5% of the total number of Offered Units and Debentures being offered, in which case, the remaining Underwriters may, but are not obligated to, purchase such Offered Units and Debentures. The Underwriters are, however, obligated to take up and pay for all of the Offered Units and the Debentures if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and HOC will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it shall not offer or issue, or enter into an agreement to offer or issue, Trust Units or debentures having attributes similar to those of the Debentures or any securities convertible or exchangeable into Trust Units or debentures having attributes similar to those of the Debentures for a period of 90 days subsequent to the closing date of the Offering, except for the grant of rights pursuant to the Trust Unit Rights Incentive Plan and the issue of Trust Units upon the exercise of rights which have been granted pursuant to such plan, the grant of awards pursuant to the Unit Award Incentive Plan and the issue of Trust Units upon the payment of awards which have been granted under such plan and the issue of Trust Units pursuant to the DRIP Plan, upon the conversion, redemption or maturity of, or interest payments on, the Existing Debentures or the Debentures, or as full or partial consideration for arm's length mergers, acquisition or transactions of similar nature without the consent of CIBC World Markets Inc., which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Offered Units, the Debentures and the Trust Units issuable on conversion or redemption of the Debentures. The Trust has also filed a supplemental listing application to list the Offered Units and the Trust Units issuable on conversion or redemption of the Debentures on the NYSE. Such listings will be subject to the Trust fulfilling all of the listing requirements of the TSX (on or before February 12, 2007) and the NYSE, respectively.

The Offered Units and Debentures offered hereby and the Trust Units issuable on conversion or redemption of the Debentures (the "Securities") have not been and will not be registered under the 1933 Act, or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Securities that they have acquired pursuant to the Underwriting Agreement to certain institutional accredited investors in the United States, provided such offers and sales are made in accordance with exemptions from the registration requirements under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Securities outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of Securities within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the 1933 Act.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to HOC pursuant to the Credit Facilities and to which HOC is currently indebted. Consequently, the Trust may be considered a connected issuer of CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. under applicable securities laws. In addition, CIBC World Markets Inc. acted as the exclusive financial advisor to Harvest with respect to the Acquisition.

As at November 13, 2006, approximately $2,134 million was outstanding under the Credit Facilities. See "Consolidated Capitalization of the Trust". HOC is in compliance with all material terms of the agreement governing the Credit Facilities and none of the lenders under the Credit Facilities has waived any breach by HOC thereunder since its execution. Harvest has granted security to the lenders under the Credit Facilities. See "Recent Developments – Credit Facilities". Neither the financial position of the Trust nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the

Credit Facilities was incurred. The net proceeds of the Offering (before deducting expenses of the Offering) will be used to repay outstanding indebtedness under the Credit Facilities. See "Use of Proceeds".

The decision to distribute the Offered Units and Debentures offered hereunder and the determination of the terms of the distribution were made through negotiations primarily between HOC, on behalf of the Trust, and CIBC World Markets Inc. and TD Securities Inc., on their own behalf and on behalf of the other Underwriters. The lenders under the Credit Facilities did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. will receive their respective share of the Underwriters' fee.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by Macleod Dixon LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and Macleod Dixon LLP, as a group, each own, directly or indirectly, less than 1% of the Units, respectively. Reserves estimates incorporated by reference into this short form prospectus are based upon reports prepared by GLJ Petroleum Consultants Ltd. ("GLJ"), McDaniel & Associates Consultants Ltd. ("McDaniel") and Sproule. As of the date hereof, the principals of GLJ, as a group, the principals of McDaniel, as a group, and the principals of Sproule, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units, respectively.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a subscriber who acquires Trust Units and/or Debentures pursuant to the offering and who at all relevant times, for purposes of the Tax Act, holds the Units, Debentures and the Units issued on the conversion, redemption or repayment of the Debentures (collectively, the "Securities") as capital property and deals at arm's length with the Trust and the Underwriters and is not affiliated with the Trust. Generally speaking, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Debentures and Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current administrative policies of Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Debentures or Trust Units and the conversion, redemption or repayment of the Debentures. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

To the extent that details have been released, this summary also takes into account the October 31, 2006 Proposals. If enacted in the form proposed, such proposals would be expected to result in adverse tax consequences to the Trust and certain of its Unitholders which could be materially different than the consequences described herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Debentures or Trust Units. Consequently, prospective holders of Securities should consult their own tax advisors with respect to their particular circumstances.

Holders of Securities Resident in Canada

This portion of the summary is applicable to holders of Securities who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Units

Pursuant to the existing provisions of the Tax Act, each Unitholder that is a resident of Canada for purposes of the Tax Act is required to include in computing income for a particular taxation year the portion of the net income of the Trust, including net taxable capital gains, that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Trust Units will generally be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. If appropriate designations are made by the Trust, such portion of the net taxable gains of the Trust and any taxable dividends received from taxable Canadian corporations as are paid or become payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of a Unitholder.

Pursuant to the October 31, 2006 Proposals, amounts in respect of Trust income payable to Unitholders that are not deductible to the Trust as a result of the Trust being characterized as a SIFT (as defined below under "Status of the Trust") trust will be treated as a dividend payable to the Unitholders. The October 31, 2006 Proposals indicate that such deemed dividends from a SIFT trust will be taxed as a taxable dividend from a taxable Canadian corporation. Under existing law dividends received or deemed to be received by an individual (other than certain trusts) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. Dividends received or deemed to be received by a holder that is a corporation will generally be deductible in computing the corporation's taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income.

Units issued to a Unitholder in lieu of a cash distribution will have a cost equal to the fair market value of such units and will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Trust Unit.

Any amounts paid or payable by the Trust to a Unitholder in excess of the Unitholder's share of the income of the Trust and the non-taxable portion of capital gains made payable to Unitholders in the year will generally not be included in the income of the Unitholder but will reduce the adjusted cost base of such Unitholder's Trust Units. To the extent that the adjusted cost base to a holder of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. The non-taxable portion of capital gains of the Trust that is paid or made payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base to the Unitholder of the Trust Units.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Trust Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Trust Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition, and may be deducted in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A redemption of Trust Units in consideration for cash, notes or redemption notes, as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to the amount of such cash or the fair market value of such notes or redemption notes, as the case may be, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently recognize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Trust Units so redeemed. The receipt of notes or redemption notes in substitution for Trust Units may result in a change in the income tax characterization of distributions. Holders of notes or redemption notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the notes or redemption notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution less, in the case of notes, any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving notes or redemption notes on a redemption.

Debentures

Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, although the Debenture will generally not be an "investment contract" (as defined in the Tax Act) in relation to a holder, if at any time a Debenture should become an "investment contract" in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

A transferor of a Debenture will generally be required to include as interest, and not as proceeds of disposition, the amount of accrued but unpaid interest on such Debenture at the time of transfer except to the extent such amount was otherwise included in the holder's income for a preceding year. The computation of the amount of such interest on a transfer of Debentures is complex, and in some circumstances unclear. Sellers or transferors of Debentures should consult their own advisors regarding the tax consequences applicable to them.

Exercise of Conversion Privilege

A holder of a Debenture who exchanges a Debenture for Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Units (other than Units issued or cash received in respect of interest). The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

The cost to the holder of the Units so acquired will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Units.

Redemption or Repayment of Debentures

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as or in lieu of unpaid interest) on such redemption or repayment. If the holder receives Units on redemption or repayment (otherwise than in respect of interest), the holder will be considered to have proceeds of disposition equal to the fair market value of the Units so received and the amount of any cash received in lieu of fractional Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Units so received will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Units.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described above, in respect of accrued interest) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Units which treatment is discussed above under "Holders of Securities Resident in Canada — Units".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will generally be excluded in computing the holder's proceeds of disposition of the Debenture.

Holders of Securities Not Resident in Canada

This portion of the summary applies to a holder of Securities who, for the purposes of the Tax Act and any relevant tax treaty, and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Securities in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident").

Units

Under existing Law, any distribution of income of the Trust to a Non-Resident Unitholder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. Based on representations from HOC, Counsel is of the opinion that a Trust Unit is a Canadian property mutual fund investment, and therefore, the Trust is also obligated to withhold on all distributions to non-residents in excess of the Unitholder's share of the income of the Trust at the rate of 15%. Where a non-resident sustains a capital loss on a disposition of Trust Units (or other properties that qualify as a Canadian property mutual fund investment) such loss may be utilized to reduce or recover the non-resident's tax liability in respect of such distributions in limited circumstances as provided in the Tax Act.

Pursuant to the October 31, 2006 Proposals amounts in respect of Trust income payable to Unitholders that are not deductible to the Trust as a result of the Trust being characterized as a SIFT trust will be treated as a dividends payable to the Unitholders. Under existing law, dividends paid to a Non Resident will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A taxable Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend.

A disposition or deemed disposition of a Trust Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident provided that the Trust Units are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Trust Units will not be considered taxable Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Trust Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on notes to a Non-Resident Unitholder who receives notes or redemption notes on a redemption of Trust Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

Debentures

Interest paid or credited, or deemed to be paid or credited (including any premium on redemptions and accrued interest on sales or transfers described below), to a Non-Resident holder of Debentures, notes or redemption notes will generally be subject to Canadian withholding tax at a rate of 25% unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 10% where such interest is paid or credited, or deemed paid or credited, to Non-Resident holders of Debentures, notes or redemption notes who are residents of the United States who are entitled to claim the benefit of the Canada-US Tax Convention. A transfer or sale of a Debenture by a Non-Resident where there is accrued or unpaid interest will, in certain circumstances, be treated as the receipt of interest by the Non-Resident and will also be subject to Canadian withholding tax, as described herein, and the vendor or transferee will be subject to the obligation to withhold and remit such tax in the manner prescribed in the Tax Act.

The disposition of a Debenture by a Non-Resident holder will generally not be subject to tax under the Tax Act for the same reasons as discussed above if Units held by a particular holder (including Units acquired upon a conversion or repayment of Debentures) would not constitute "taxable Canadian property" as described under "Holders of Securities Not Resident in Canada — Units" except to the extent that the disposition is to a Canadian resident and a portion of the proceeds are deemed to be interest. Such interest will generally be subject to Canadian withholding tax as described above.

The computation of the amount of interest which is deemed to have been paid on a transfer of Debentures is complex, and in some circumstances unclear. Sellers or transferors of Debentures should consult their own advisors as to whether any withholding obligation applies.

Status of the Trust

Based upon representations made by HOC, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by HOC that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described herein.

Pursuant to the October 31, 2006 Proposals the Trust will likely be characterized as a "specified investment flow-through" ("SIFT") trust and as a result would be subject to the October 31, 2006 Proposals. It is assumed for purposes of this summary that the Trust will be characterized as a SIFT trust. The October 31, 2006 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 2006 and January 1, 2011 for all SIFT trusts that were previously publicly traded. It is assumed for the purposes of this summary that the Trust will not be subject to the October 31, 2006 Proposals until January 1, 2011. However, the October 31, 2006 Proposals indicate that while there is now no intention to prevent an existing SIFT trust from normal growth prior to January 1, 2011, any undue expansion of an existing SIFT (such as might be attempted through the insertion of a disproportionately large amount of additional capital) could cause this to be revisited. No assurances can be given as to what could be treated as a disproportionately large amount of capital and whether this Offering or any other transaction which the Trust may undertake could cause the Trust to be subject to the October 31, 2006 Proposals prior to January 1, 2011.

Taxation of the Trust

The Trust is required to include in its income for each taxation year all net realized taxable capital gains, dividends, accrued interest and amounts accrued in respect of the Trust's net profit interests held by it. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the offering and other offerings of its Trust Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense account at the end of that year, prorated for short taxation years.

Pursuant to the existing provisions of the Tax Act, to the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act; however no assurances can be given in this regard.

Under the October 31, 2006 Proposals, commencing in January 2011 (subject to any "undue expansion" of the Trust) the Trust will be liable for tax at rates of tax comparable to the combined federal and provincial corporate tax rate for all income payable to Unitholders, which the Trust will not be able to deduct as a result of being characterized as a SIFT trust.

Pursuant to the October 31, 2006 Proposals, a SIFT trust will be prevented from deducting any part of the amounts payable to Unitholders in respect of: (i) income from businesses it carries on in Canada; (ii) income (other than dividends that the Trust could, if it were a corporation, deduct under the Tax Act) from its non-portfolio properties; and (iii) taxable capital gains from its dispositions of non-portfolio properties. "Non-portfolio properties" include Canadian resource properties (if the total fair market value of the SIFT trust's Canadian resource properties and certain other types of property is greater than 50% of the total enterprise value of the SIFT trust itself) and investments in a "subject entity" (if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10 percent of the subject entity's total enterprise value, or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the enterprise value of the SIFT trust). A subject entity will include corporations resident in Canada, trusts resident in Canada, and partnerships that are Canadian partnerships for purposes of the Tax Act. It is expected that the investment by the Trust in its material subsidiaries will be investments in a subject entity for these purposes.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures, notes and any redemption notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units.

ELIGIBILITY FOR INVESTMENT

Provided the Trust qualifies as a mutual fund trust, the Trust Units and Debentures will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except, in the case of the Debentures, a deferred profit sharing plan to which the Trust has made a contribution) and registered education savings plans (collectively, the "Plans"). If the Trust ceases to qualify as a mutual fund trust, the Trust Units and Debentures will cease to be qualified investments for Plans. Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the Plan.

See also "Risk Factors – Risks Related to Harvest's Structure – Investment Eligibility" on page 36 in the AIF, incorporated by reference herein.

RISK FACTORS

An investment in the securities of the Trust is subject to certain risks. Harvest's conventional oil and natural gas operations are conducted in the same business environment as most other oil and natural gas operators and the business risks are very similar. However, the Harvest Energy Trust structure is significantly different than that of a traditional corporation with share capital and there are certain unique business risks of Harvest's structure. A summary of Harvest's oil and natural gas operations risks as well as the risks of its structure are presented on page 30 of Harvest's Annual Information Form for the year ended December 31, 2005. In addition to such risk factors, investors should carefully consider the risks described under "Description of North Atlantic Refining Limited – Risk Factors" in addition to the additional risks described below.

Income Tax Matters

On October 31, 2006 the Federal Minister of Finance (the "Finance Minister") announced a proposal to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. The Finance Minister said existing trusts would have a four-year transition period and would not be subject to the new rules until 2011. The Finance Minister has issued a Notice of Ways and Means Motion to Amend the Tax Act, but it is not known at this time if or when the proposal will be enacted by Parliament. Until such rules are released in legislative form and passed into law it is uncertain what the impact of such rules will be to the Trust and its Unitholders. However, assuming such proposals are ultimately enacted in the form proposed, the implementation of such proposals would be expected to result in adverse tax consequences to the Trust and certain of its Unitholders which could be materially different than the consequences described herein under the heading "Canadian Federal Income Tax Considerations" and may impact cash distributions from the Trust.

In simplified terms, under the proposed tax plan, income distributions will first be taxed at the trust level at a special rate estimated to be 31.5%. Income distributions to individual unitholders will then be treated as dividends from a Canadian corporation and eligible for the gross up and dividend tax credit mechanism. Income distributions to corporations resident in Canada will be eligible for full deduction as tax free inter-corporate dividends and potentially subject to a 33 1/3% refundable tax. Tax-deferred accounts (including registered retirement savings plans, registered retirement income funds and pension plans) will continue to pay no tax on distributions. Non-resident unitholders will be taxed on distributions at the non-resident withholding tax rate for dividends.

The October 31, 2006 Proposals indicated that they will apply to income trusts, the units of which were publicly-traded before November, 2006, beginning with the 2011 taxation year of the trust. However, the October 31, 2006 Proposals also provide that the application date of 2011 is subject to the possible need to foreclose inappropriate new avoidance techniques. The October 31, 2006 Proposals provide, as an example, that, while there is now no intention to prevent existing income trusts from normal growth prior to 2011, any undue expansion of an existing income trust (such as might be attempted through the insertion of a disproportionately large amount of capital) could cause this to be revisited. There can be no assurance that this Offering would not be considered to be an undue expansion of the Trust within the meaning contemplated in the October 31, 2006 Proposals. Should this Offering be considered an undue expansion of the Trust, there may result a significant adverse effect on the market price or value of the Trust Units or Debentures.

The ability of the Trust to continue to acquire new assets without being subject to the October 31, 2006 Proposals prior to January 1, 2011 is uncertain. Further, the effect of the October 31, 2006 Proposals on the market for Trust Units, the Debentures and income trust units generally and the ability of the Trust to finance future acquisitions through the issue of Trust Units or other securities is uncertain.

If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described herein under the heading "Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

Possible Failure to Realize Anticipated Benefits of the Acquisition

Achieving the anticipated benefits of the Acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's ability to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with its present properties and operations. The integration of the acquired assets will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of these and future acquisitions.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or HOC is a party or in respect of which any of its respective properties are subject, nor are any such proceedings known by the Trust to be contemplated, except as described in this short form prospectus. See "Description of North Atlantic Refinery Limited – Commitments and Contingent Liabilities".

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the Provinces and Territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the province or territory in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Consent of KPMG LLP

The Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We have read the short form prospectus dated November 14, 2006 relating to the sale and issue of 8,260,000 trust units and $330,000,000 principal amount of convertible unsecured subordinated debentures of Harvest Energy Trust (the "Trust"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated income and cash flows for the years then ended. Our report is dated March 8, 2006.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the unitholders of the Trust on the amended consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the amended consolidated statements of income and accumulated income and cash flows for the years then ended. Our report is dated March 24, 2005, except for notes 2(j), 2(l), 3, 11, 12, 13, 14, 15, 16 and 20 which are as at December 20, 2005.

(signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
November 14, 2006

Consent of Deloitte & Touche LLP

We have read the short form prospectus (the "Prospectus") of Harvest Energy Trust (the "Trust") dated November 14, 2006 qualifying the distribution of 8,260,000 trust units and $330,000,000 principal amount of convertible unsecured subordinated debentures of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the unitholders of Viking Energy Royalty Trust ("VERT") on the consolidated balance sheets of VERT as at December 31, 2004 and 2003 and the consolidated statements of income (loss) and accumulated earnings (deficit) and cash flows for the years then ended. Our report is dated February 22, 2005 (except as to Notes 16(b) and 18 which are as at March 10, 2005).

We also consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of Storm Energy Ltd. ("Storm") on the consolidated balance sheets of Storm as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the year ended December 31, 2003 and for the period from commencement of operations on August 23, 2002 to December 31, 2002. Our report is dated February 18, 2004 (except as to Notes 1(a) and 11 which are as of October 7, 2004).

We also consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Managing Partner of Nexen Canada No. 1 on the schedule of revenue and expenses of the properties of Nexen Canada No. 1 for each of the years in the two-year period ended December 31, 2004. Our report is dated February 28, 2005.

(signed) "Deloitte & Touche LLP"
Chartered Accountants

Calgary, Alberta
November 14, 2006

Consent of PricewaterhouseCoopers LLP

We have read the short form prospectus (the "Prospectus") of Harvest Energy Trust (the "Trust") dated November 14, 2006 relating to the sale and issue of 8,260,000 trust units and $330,000,000 principal amount of convertible unsecured subordinated debentures of the Trust. We have complied with Canadian Generally Accepted Standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report dated July 16, 2004 to the Trustee of the Trust and the Board of Directors of Harvest Operations Corp. on the schedule of revenues, royalties and operating expenses of the EnCana Properties (referred to as the "New Properties" in our audit report) for the two years ended December 31, 2003 and 2002.

We also consent to the incorporation by reference in the above mentioned Prospectus of our report dated February 17, 2006 to the directors of Viking Holdings Inc. on the consolidated balance sheet of Viking Energy Royalty Trust as at December 31, 2005 and the consolidated statements of income and accumulated earnings (deficit) and cash flows for the year then ended.

We also consent to the incorporation by reference in the above mentioned Prospectus of our report dated February 18, 2005 (except as to Note 18, which is as at March 1, 2005) to the directors of Viking Energy Royalty Trust on the consolidated balance sheets of Calpine Natural Gas Trust as at December 31, 2004 and 2003 and on the consolidated statements of earnings and unitholders' equity and cash flows for the year ended December 31, 2004 and for the period October 15, 2003 to December 31, 2003.

(signed) "PricewaterhouseCoopers LLP"
PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
November 14, 2006

Consent of Ernst & Young LLP

We have read the short form prospectus (the "Prospectus") of Harvest Energy Trust (the "Trust") dated November 14, 2006 relating to the issue and sale of 8,260,000 trust units and $330,000,000 principal amount of convertible unsecured subordinated debentures of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the inclusion, in the above-mentioned Prospectus, of our report to the Board of Directors of Vitol Refining S.A. and North Atlantic Refining Limited on the combined balance sheets of Vitol Refining S.A. and North Atlantic Refining Limited, as at December 31, 2005 and 2004, and the combined statements of income, shareholder's equity, and cash flows for the years then ended. Our report is dated October 6, 2006 (except for Note 19 which is as at October 31, 2006).

(signed) "Ernst & Young LLP"
Ernst & Young LLP
Chartered Accountants

St. John's, Canada
November 14, 2006

COMPILATION REPORT

To the Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We have read the accompanying unaudited pro forma combined balance sheet of Harvest Energy Trust (the "Trust") as at September 30, 2006 and the unaudited pro forma combined income statements for the nine months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1      Compared the figures in the columns captioned "Harvest Energy Trust" to the unaudited interim consolidated financial statements of the Trust as at September 30, 2006 and for the nine months then ended and found them to be in agreement.

2.     Compared the figures in the column captioned "Combined Harvest/Viking Pro Forma" to the unaudited pro forma combined statement of income of Harvest Energy Trust for the year ended December 31, 2005 included in the Business Acquisition Report dated April 18, 2006 and found them to be in agreement.

3.     Compared the figures in the columns captioned "North Atlantic Refining and Vitol Refining" to the unaudited combined financial statements of North Atlantic Refining Limited and Vitol Refining S.A., wholly owned subsidiaries of Vitol Refining Group B.V. as at September 30, 2006 and for the nine months then ended, and to the audited combined financial statements of North Atlantic Refining Limited and Vitol Refining S.A., wholly owned subsidiaries of Vitol Refining Group B.V. for the year ended December 31, 2005, respectively, and following their conversion from U.S. to Canadian dollars, found them to be in agreement.

4.     Made enquires of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)     the basis for the determination of the pro forma adjustments; and

(b)    whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a)    described to us the basis for determination of the pro forma adjustments; and

(b)    stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

5.     Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.     Calculated the application of the pro forma adjustments to the aggregate of the amounts in the other applicable columns as at September 30, 2006 and for the nine months then ended, and for the year ended December 31, 2005, and found the amounts in the columns captioned "Pro Forma Combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
November 14, 2006

HARVEST ENERGY TRUST
PRO-FORMA COMBINED BALANCE SHEET
As at September 30, 2006
(thousands of dollars, unaudited)

		North Atlantic	Pro
		and Vitol	Forma	Pro Forma	Pro Forma
	Harvest Energy Trust	Refining S.A.	Notes	Adjustments	Combined
ASSETS
Current Assets
Cash and cash equivalents	$-	$3,757	2(i)	(1,006)	$2,751
Accounts receivable	180,358	31,393		-	211,751
Amounts due from affiliates	-	499,158	2(i)	(334,551)
			2(ii)	(164,607)	-
Inventory	-	396,711	2(i)	(385,719)
			2(iii)	24,366	35,358
Fair value of risk management contracts	16,422	7,912	2(i)	(7,912)	16,422
Prepaid expenses	8,046	1,634		-	9,680
Future income taxes	-	210	2(iii)	(210)	-
	204,826	940,775			275,962

Fair value of risk management contracts	15,167	-		-	15,167
Property, plant and equipment	3,077,821	434,064	2(iii)	735,936	4,247,821
Long term receivables	-	38,728	2(iii)	(36,129)	2,599
Future income taxes	-	3,308	2(iii)	(3,308)	-
Goodwill	656,248	-	2(iii)	381,072	1,037,320
Deferred financing charges and other	11,417	28,605	2(iii)	(28,605)
			2(iii)	11,850
			2(iv)	13,770	37,037
Deposit on North Atlantic Refinery Limited	111,292	-	2(iii)	(111,292)	-

TOTAL ASSETS	$4,076,771	$1,445,480			$5,615,906

LIABILITIES
Current Liabilities
Accounts payable	$228,708	$50,049	2(i)	(14,822)
			2(iii)	16,850	$280,785
Short term borrowings	-	135	2(ii)	(135)	-
Amounts due to affiliates	-	136,974	2(i)	(138,770)
			2(ii)	1,796	-
Current portion of long term obligations		167,741	2(ii)	(167,741)	-
Unitholder distributions and debenture interest payable	42,163	-		-	42,163
Fair value deficiency of risk management contracts	24,850	3,386	2(i)	(3,386)	24,850
Senior Unsecured Bridge Loan	-	-	2(iii)	450,000
			2(iv)	(450,000)	-
Future income tax	-	5,793	2(iii)	(5,793)	-
	295,721	364,078			347,798

Bank loans	591,189	-	2(iii)	1,011,089
			2(iv)	(79,681)	1,522,597
Fair value deficiency of risk management contracts	24,812	-		-	24,812
7 7/8 % Senior Notes	279,425	-		-	279,425
Long term obligations	-	278	2(ii)	(278)	-
Convertible debentures	235,114	-	2(iv)	308,000	543,114
Employee Future benefits	-	11,673	2(iii)	526	12,199
Deferred credits	881	-		-	881
Asset retirement obligation	193,182	-		-	193,182
Future income taxes	-	21,653	2(iii)	(21,653)	-
Total Liabilities	1,620,324	397,682			2,924,008

Unitholders' Equity
Shareholder's equity	-	1,047,798	2(i)	(572,210)
			2(ii)	1,751
			2(iii)	(477,339)	-
Unitholders' capital	2,757,381	-	2(iv)	213,451	2,970,832
Equity component of convertible debentures	24,539	-	2(iv)	22,000	46,539
Accumulated income	269,622	-		-	269,622
Accumulated distributions	(595,095)	-		-	(595,095)
	2,456,447	1,047,798			2,691,898

TOTAL LIABILITIES and UNITHOLDERS' EQUITY	$4,076,771	$1,445,480			$5,615,906

HARVEST ENERGY TRUST
PRO-FORMA COMBINED INCOME STATEMENT
For the year ended December 31, 2005

(thousands of dollars, unaudited)

	Combined	North Atlantic and
	Harvest/Viking Pro	Vitol Refining S.A.		Pro Forma	Pro Forma
	Forma	Note 3(i)	Pro Forma Notes	Adjustments	Combined
REVENUE
Petroleum and natural gas sales	$1,185,698	$-		$-	$1,185,698
Sale of refined products	-	2,751,519		-	2,751,519
Royalty expense	(212,027)	-		-	(212,027)
Risk management contracts
Realized net losses	(72,862)	-		-	(72,862)
Unrealized net losses	(45,147)	-		-	(45,147)
	855,662	2,751,519			3,607,181

EXPENSES
Purchased products for resale and processing	-	2,267,062	3(ii)	24,616	2,291,678
Operating	229,166	111,103	3(ii)	(1,315)	338,954
General and administrative	50,211	-		-	50,211
Interest and other financing charges on short-term	7,462	-	3(iii)	3,375	10,837
debt
Interest and other financing charges on long-term debt	50,352	10,472	3(iii)	40,596
		-	3(iii)	8,872	110,292
Transaction costs	15,104	-		-	15,104
Depletion, depreciation and amortization	395,432	43,454	3(iv)	63,000	501,886
Foreign exchange gain	(9,728)	(1,937)		-	(11,665)
Large corporations tax and other taxes	835	-		-	835
Current and future income tax recovery	(55,399)	8,756	3(v)	(8,756)	(55,399)
Non-controlling interest	98	-		-	98
	683,533	2,438,910			3,252,831

NET INCOME	$ 172,129	$312,609			$354,350

Net Income per Trust Unit (Note 4)
Basic	$1.78				$3.39
Diluted	$1.77				$3.27

HARVEST ENERGY TRUST
PRO-FORMA COMBINED INCOME STATEMENT

For the nine months ended September 30, 2006
(thousands of dollars, unaudited)

		Viking Energy	North Atlantic and
	Harvest Energy	Royalty Trust	Vitol Refining S.A.	Pro	Pro Forma	Pro Forma
	Trust	Note 3(vi)	Note 3(vii)	Forma Notes	Adjustments	Combined
REVENUE
Petroleum and natural gas sales	$847,465	$40,785	$-		$-	$888,250
Sale of refined products	-	-	2,401,863		-	2,401,863
Royalty expense	(149,384)	(7,734)	-		-	(157,118)
Risk management contracts
Realized net losses	(56,623)	-	-		-	(56,623)
Unrealized net losses	35,966	-	-		-	35,966
	677,424	33,051	2,401,863			3,112,338

EXPENSES
Purchased products for resale and	-	-	2,091,026	3(viii)	24,369	2,115,395
processing
Operating	182,399	9,757	84,412	3(viii)	(812)	275,756
General and administrative	21,825	6,687	-		-	28,512
Interest and other financing charges on	-	-	-		-	-
short-term debt
Interest and other financing charges on	42,573	1,799	6,663	3(ix)	42,025
long-term debt
				3(ix)	6,217	99,277
Transaction costs	12,072	-	-		-	12,072
Depletion, depreciation and amortization	297,726	15,230	34,951	3(x)	47,250	395,157
Foreign exchange gain	(11,327)	-	(1,461)		-	(12,788)
Large corporations tax and other taxes	8	53	-		-	61
Current and future income tax recovery	(2,300)	-	5,417	3(xi)	(5,417)	(2,300)
Non-controlling interest	(65)	-	-		-	(65)
	542,911	33,526	2,221,008			2,911,077

NET INCOME	$134,513	$(475)	$180,855			$201,261

Net Income per Trust Unit (Note 4)
Basic	$1.39					$1.82
Diluted	$1.38					$1.81

HARVEST ENERGY TRUST
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma combined balance sheet as at September 30, 2006 and the unaudited pro forma combined income statements for the year ended December 31, 2005 and the nine month period ended September 30, 2006 (the "Pro Forma Financial Statements") have been prepared in accordance with Canadian generally accepted accounting principles for inclusion in the Harvest Energy Trust short form prospectus dated November 14, 2006 relating to the qualification for distribution of 330,000 7.25% Convertible Unsecured Subordinated Debentures (the "Debentures") and 8.26 million trust units ("Trust Units"). The Pro Forma Financial Statements reflect the financial position and income assuming the acquisition of North Atlantic Refining Limited ("North Atlantic") and the acquisition of Viking Energy Royalty Trust ("Viking") each occurred on January 1, 2005.

The Pro Forma Financial Statements have been prepared from the following financial information:

  The unaudited pro forma combined statement of income of Harvest Energy Trust ("Harvest") for the year ended December 31, 2005 attached as Schedule A to its Business Acquisition Report dated April 18, 2006;

  The unaudited interim consolidated balance sheet and consolidated statements of income and accumulated income of Harvest for the nine months ended September 30, 2006;

  The audited combined statement of income for Vitol Refining S.A. and North Atlantic Refining Limited, wholly-owned subsidiaries of Vitol Refining Group B.V. for the year ended December 31, 2005;

  The unaudited interim combined balance sheet and related interim combined statement of income for Vitol Refining S.A. and North Atlantic Refining Limited, wholly-owned subsidiaries of Vitol Refining Group B.V. for the nine months ended September 30, 2006; and,

  The unaudited financial information of Viking for the period from January 1, 2006 to February 3, 2006. These Pro Forma Financial Statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, of Harvest and Viking for the year ended December 31, 2005 incorporated by reference in this short form prospectus.

In the opinion of the Harvest management, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation. These Pro Forma Financial Statements may not necessarily be indicative of the financial results or operations that would have occurred if the acquisitions and the related events reflected herein and described in note 2 to the Pro Forma Financial Statements had occurred on the assumed dates or the results of operations in future periods. In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect the operating synergies and related cost savings that may result from combining the operations of Harvest, Viking and North Atlantic. Further, adjustments have not been made to reflect the administrative efficiencies of combining the operations of Harvest, Viking and North Atlantic.

2. PRO FORMA COMBINED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS

The Pro Forma Combined Balance Sheet has been prepared to reflect the financial position of Harvest assuming its acquisition of 100% of the issued and outstanding shares of North Atlantic and its related businesses pursuant to the Purchase and Sale Agreement between Vitol Refining Group B.V. and Harvest dated August 22, 2006 (the "PSA") occurred on September 30, 2006. Under this PSA, Harvest agreed to acquire 100% of the CDN$1,548 million issued and outstanding shares of North Atlantic and related businesses in exchange for cash consideration of US$1,385 million (CDN$1,548.0 million) plus US$21.8 million (CDN$24.4 million) for inventory, subject to final working capital and inventory adjustments. Harvest's acquisition costs have been estimated to be CDN$5.0 million.

The aggregate consideration for the North Atlantic acquisition consists of the following (in 000's of CDN$):

Purchase price for shares of North Atlantic and related businesses	$1,548,015
Estimated inventory at closing	24,366
1,572,381
Estimated acquisition costs	5,000
Total Purchase Price	$1,577,381

The North Atlantic acquisition has been accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. These amounts are estimates made by management based on currently available information. The following summarizes the allocation of the aggregate consideration for the North Atlantic acquisition (in 000's of CDN$):

Working capital, net	$11,543
Inventory	24,366
Capital assets	1,170,000
Long term receivables	2,599
Goodwill	381,072
Funding deficiency of pension and other benefit plans	(12,199)
Total acquisition cost	$1,577,381

On August 22, 2006, upon entering into the agreement to purchase North Atlantic, Harvest forwarded a deposit of $111,292,000 to Vital Refining S.A. which was applied against the purchase price at closing. This amount is reflected in the unaudited interim balance sheet of Harvest as at September 30, 2006.

On October 19, 2006, concurrent with the closing of the acquisition of North Atlantic, Harvest entered into credit agreements that established a $1.4 billion Three Year Extendible Revolving Facility, a $350 million Senior Secured Bridge Facility and a $450 million Senior Unsecured Bridge Facility. At closing, Harvest drew the full amount available under the $350 million Senior Secured Bridge Facility and the $450 million Senior Unsecured Bridge Facility, with the remaining $661,089,000 funded from the $1.4 billion Three Year Extendible Revolving Facility.

Harvest entered into an amendment dated November 9, 2006 to the underwriting agreement with a syndicate of underwriters to sell, on a bought deal basis, a combination of $330 million principal amount of Debentures and 8.26 million Trust Units at a price of $1,000 per Debenture and $27.25 per Trust Unit to raise gross proceeds totalling approximately $555.1 million and net proceeds of $529.7 million excluding any proceeds realized on exercise of the Over-allotment Options. Harvest also granted the underwriters an Over-allotment Option to purchase up to an additional 49,500 Debentures and an additional 1,239,000 Trust Units at the same offering prices.

The Pro Forma Combined Balance Sheet has been prepared to reflect the closing of the acquisition of North Atlantic as described above with the subsequent repayment of a significant portion of the bridge facilities with the net proceeds from the issuance of the Debentures and Trust Units.

The following pro forma adjustments have been made to the Pro Forma Combined Balance Sheet to reflect Harvest's acquisition of North Atlantic assuming the acquisition occurred on September 30, 2006:

(i) Elimination of the Vitol Refining S.A. Assets and Liabilities

The Pro Forma Combined Balance Sheet has been adjusted to reflect the elimination of the following Vitol Refining S.A. assets and liabilities as Harvest's acquisition was limited to the assets and liabilities of North Atlantic (in 000's):

	In US Dollars	In CDN Dollars
Assets
Cash and cash equivalents	$900	$1,006
Due from related parties	$299,321	$334,551
Inventory	$345,101	$385,719
Fair value of risk management contracts	$7,079	$7,912
Liabilities
Account payable and accrued liabilities	$13,261	$14,822
Due to related parties	$124,157	$138,770
Fair value deficiencies of risk management
contracts	$3,029	$3,386
Shareholders' Equity	$511,954	$572,210

(ii) Settlement of North Atlantic's Long Term Debt and Amounts Owing To and From Affiliates

The Pro Forma Combined Balance Sheet has been adjusted to reflect the vendor's settlement of North Atlantic's total long term obligations of US$150.3 million (CDN$168.0 million), short term borrowings of US$121 thousand (CDN$135 thousand) and net amounts owing from related parties of US$148.9 million (CDN$166.4 million), prior to closing as required by the PSA with an offsetting amount reflected as a contribution to shareholders' equity (US$1.6 million and CDN$1.8 million).

(iii) Purchase Price Allocation

The Pro Forma Combined Balance Sheet has been adjusted to reflect the purchase of the North Atlantic net assets at their fair values at September 30, 2006, and accordingly, the following adjustments have been made:

  The addition of the North Atlantic capital assets at their fair values of $1,170 million reflecting a $735.9 million adjustment;

  An allocation of the excess consideration over the fair value of assets acquired resulting in a $381.1 million goodwill amount;

  The elimination of North Atlantic's deferred charges of US$25.6 million (CDN$28.6 million);

  An increase of North Atlantic's employee future pension provisions by $0.5 million to reflect the underfunded status of the obligations at September 30, 2006;

  The addition of $1,461 million of bank financing by Harvest to purchase 100% of the issued and outstanding shares of North Atlantic and the $24.4 million of inventory purchased at closing;

  The deferral and accrual of $11.9 million of banking fees related to Harvest's expanded credit facilities as well as the accrual of $5.0 million of acquisition costs in related to North Atlantic acquisition;

  The elimination of North Atlantic's future income tax provisions comprised of current future income tax asset of US$0.2 million (CDN$0.2 million), long term future income tax asset of US$3.0 million (CDN$3.3 million), current future income tax liability of US$5.2 million (CDN$5.8 million) and long term future income tax liability of US$19.4 million (CDN$21.7 million). In addition, investment tax credits included in long term receivables aggregating to US$32.3 million (CDN$36.1 million) have been eliminated; and

  The elimination of North Atlantic's residual shareholders' equity of US$427.1 million (CDN$477.3 million).

(iv) Issuance of the Debentures and Trust Units

The Pro Forma Combined Balance Sheet has been adjusted to reflect the issuance of $330 million principal amount of Debentures and 8.26 million Trust units at a price of $27.25 per Trust Unit as at September 30, 2006 with the proceeds used to repay bank borrowings, and accordingly, the following adjustments have been made:

  The issuance of $330 million principal amount of Debentures with $308 million reflected as the debt component of the Debentures and $22 million reflected as the equity component of the Debentures and the related underwriting commissions and issue cost of $13.8 million recorded as a deferred financing charge;

  The issuance of 8.26 million Trust Units for net proceeds after deduction of underwriting commissions and issue costs of $213.5 million; and

  The full repayment of the $450 million Senior Unsecured Bridge Loan and a repayment of $79.7 million on the $350 million Senior Secured bridge Loan.

3.     PRO FORMA COMBINED INCOME STATEMENT ASSUMPTIONS AND ADJUSTMENTS

  These Pro Forma Combined Income Statements for the year ended December 31, 2005 and the nine months ended September 30, 2006 have been prepared to reflect the earnings of Harvest assuming the following occurred on January 1, 2005:

  Harvest's August 2, 2005 acquisition of the Hay River properties (the "Hay River Acquisition") for cash consideration of $237.8 million funded by the issuance of $75 million of 6.5% Series Convertible Debentures for net proceeds of $71.8 million and the issuance of 6,505,600 Trust Units for net proceeds of $166.0 million;

  Viking's February 1, 2005 acquisition of Calpine Natural Gas Trust for total consideration of $453.2 million comprised of $373.5 million of ascribed value from the issuance of 54,132,320 Viking Trust Units, $71.0 million of assumed bank debt and $8.7 million of related transaction costs;

  Harvest's February 3, 2006 acquisition of Viking for total consideration of $1,961.7 million comprised of $1,638.1 million of ascribed value from the issuance of 46,040,788 Harvest Trust Units, $91.8 million of assumed bank debt, $227.2 million of fair value ascribed to the assumption of Viking's convertible debentures and $4.6 million of related transaction costs;

  Harvest's acquisition of 100% of the issued and outstanding shares of North Atlantic and related businesses for cash consideration of US$1,385 million (CDN$1,548.0 million) and inventory for additional cash consideration of US$21.8 million (CDN$24.4 million) plus adjustments for working capital and inventory adjustments. Harvest's acquisition costs are estimated to be $5.0 million;

  Harvest drew the full amount available under its $350 million Senior Secured Bridge Facility and $450 million Senior Unsecured Bridge Facility with the remaining $772,381,000, including an initial deposit of $111,292,000 funded from its expanded Three Year Extendible Revolving Facility; and,

  The closing of Harvest's issuance of $330 million principal amount of Debentures and 8.26 million Trust Units at a price of $1,000 per Debenture and $27.25 per Trust Unit with gross proceeds totalling approximately $555.1 million and net proceeds of approximately $529.7 million.

Pro Forma Combined Income Statement – Year ended December 31, 2005

The Pro Forma Combined Income Statement for the year ended December 31, 2005 has been prepared by further adjusting the pro forma combined income statement in Harvest's Business Acquisition Report dated April 18, 2006 which included all of the adjustments required to reflect the acquisition of the Viking assets and the Hay River properties. The following adjustments reflect Harvest's acquisition of North Atlantic and the Debentures and Trust Unit financing assuming these transactions had occurred on January 1, 2005:

(i)         Inclusion of North Atlantic's 2005 Combined Operations

The results of North Atlantic's operations for the year ended December 31, 2005 have been included in the Pro Forma Combined Income Statement based on the operating results as reported in the audited combined statements of income for Vitol Refining S.A. and North Atlantic, each wholly-owned subsidiaries of Vitol Refining Group B.V., for the years ended December 31, 2005 and 2004 after converting the U.S. dollar reported amounts to CDN dollars using the 2005 average exchange rate of US$1.00 to CDN$1.2116 (in 000's):

	In US Dollars	In CDN Dollars
Revenues
Sale of refined products	$2,270,980	$2,751,519
Expenses
Purchase of products for resale and processing	1,871,131	2,267,062
Processing, operating and administrative	91,699	111,103
Depreciation and amortization	35,865	43,454
Interest expense, net	8,643	10,472
Gain on foreign currency exchange	(1,599)	(1,937)
Income tax expense	7,227	8,756
	2,012,966	2,438,910
Net Operating Income	$258,014	$312,609

There have not been any adjustments made to reflect any operating or administrative efficiencies related to the combining of Harvest and North Atlantic.

(ii)         Adjustments Related to the Supply and Offtake Agreement

Concurrent with and a condition of closing, North Atlantic entered into a Supply and Offtake Agreement (the "SOA") with Vitol Refining S.A. pursuant to which North Atlantic will incur an administrative charge of US$0.08 per barrel in respect of feedstock procured by Vitol Refining S.A.

In addition, the SOA requires that Vitol Refining S.A. maintain ownership of the feedstock inventory until it is charged to the refinery and to acquire refined products as they are delivered by North Atlantic to storage tanks designated for the sole use of Vitol Refining S.A. In respect of this inventory ownership requirement, North Atlantic has agreed to pay a "Time Value of Money" amount based on the value of the inventory held and an interest rate equivalent to the London Inter Bank Offer Rate plus 350 basis points.

Had the acquisition of North Atlantic taken place and the SOA been in place on January 1, 2005, Harvest would have incurred additional costs for feedstock. Accordingly, the Pro Forma Combined Income Statement has been adjusted to reflect the following administration charge in respect of feedstock procured and a "Time Value of Money" amount offset by the elimination of the Vitol Refining S.A. administrative charges incurred in 2005 that will not be incurred subsequent to the acquisition of North Atlantic by Harvest (in 000's of dollars with US dollars converted to CDN dollars at a rate of CDN$1.2116 to US$1.00):

	In US Dollars	In CDN Dollars
Additional Costs pursuant to the SOA
Administrative charges (US$0.08 per bbl)	$2,999	$3,634
Time Value of Money (estimated rate – 6.96%)	17,318	20,982
Adjustment to Purchased products for processing	20,317	24,616
Reduction for Vitol's administration expenses	(1,085)	(1,315)
Net Adjustment	$19,232	$23,301

(iii)         Adjustments Related to Acquisition Financing Costs Agreement

Had the acquisition of North Atlantic taken place on January 1, 2005 and been funded by a combination of incremental bank borrowings and the issuance of the Debentures and Trust Units, Harvest's interest charges would have been increased and the interest expenses incurred by North Atlantic and Vitol Refining S.A. would be eliminated as North Atlantic's long term debt would have been repaid and the other sources of indebtedness similarly retired resulting in the following adjustments to interest expense (in 000's):

Incremental Interest and other charges on long term debt
Interest on Senior Unsecured Bridge	$9,434
Interest on Revolving Facility	26,956
Interest on the Debentures	23,925
60,315
Elimination of North Atlantic interest expense (US$12,990)	(15,739)
Elimination of Vitol Refining S.A. interest expense (US$3,285)	(3,980)
$40,596

In addition to the interest costs, the following adjustments have been made to reflect the amortization of the bank underwriting fees and issue costs related to the incremental credit facilities and the issuance of the Debentures, respectively, as well as the accretion of the deemed discount on the Debentures (in 000's):

Short term debt
Underwriting fee on $450 million Senior Unsecured Bridge	$3,375

Long Term debt
Underwriting fee on $350 million Senior Secured Bridge	$1,750
Underwriting fee on expansion of Revolving Facility	1,950
Issue costs of the Debentures	1,991
5,691
Accretion of Discount on the Debentures	3,181
Net Adjustment	$8,872

(iv)         Adjustments Related to Depreciation

The pro forma depreciation charge is determined using the adjusted capital cost for North Atlantic's property, plant and equipment and assuming the acquisition of North Atlantic occurred on January 1, 2005. Applying North Atlantic's depreciation policies to the adjusted capital cost amounts results in an additional $63.0 million depreciation charge for the year ended December 31, 2005.

(v)         Adjustments Related to Income Tax Provisions

The pro forma adjustment eliminates future income taxes as North Atlantic will only be taxed on income not distributed and it is anticipated that all future income earned by North Atlantic will be distributed. Accordingly, North Atlantic's future income provision has been eliminated.

Pro Forma Combined Income Statement – Nine Months ended September 30, 2006

The Pro Forma Combined Income Statement for the nine months ended September 30, 2006 has been prepared by adjusting Harvest's unaudited consolidated statement of income and accumulated income for the nine months ended September 30, 2006 and the unaudited combined statement of income of North Atlantic Refining Limited and Vitol Refining S.A. (wholly-owned subsidiaries of Vitol Group B.V.) for the nine months ended September 30, 2006 and 2005 for the following adjustments to reflect the proposed acquisition of North Atlantic assuming the acquisition had occurred on January 1, 2005:

(vi)         Inclusion of Viking Energy Royalty Trust's Operations for the Month of January 2006

The results of Viking's operations for the Month of January 2006 have been included in the Pro Forma Combined Income Statement based on unaudited financial information for the period from January 1, 2006 to February 3, 2006. For the period subsequent to February 3, 2006, the Viking operations have been combined with Harvest's operations and included in Harvest's unaudited consolidated statement of income and accumulated income for the nine months ended September 30, 2006.

(vii)         Inclusion of North Atlantic's Combined Income Statement for the Nine Months ended September 30, 2006

The results of North Atlantic's operations for the nine months ended September 30, 2006 have been included in the Pro Forma Combined Income Statement based on the operating results as reported in the unaudited combined statements of income for Vitol Refining S.A. and North Atlantic Refining Limited, wholly-owned subsidiaries of Vitol Refining Group B.V. for the nine months ended September 30, 2006, and 2005 after converting the US dollar reported amounts to CDN dollars using the average exchange rate for the first nine months of 2006 of US$1.00 to CDN$1.1328 (in 000's);

	In US Dollars	In CDN Dollars
Revenues
Sale of refined products	$2,120,289	$2,401,863
Expenses
Purchase of products for resale and processing	1,845,892	2,091,026
Processing, operating and administrative	74,516	84,412
Depreciation and amortization	30,854	34,951
Interest expense, net	5,882	6,663
Gain on foreign currency exchange	(1,290)	(1,461)
Income tax expense	4,782	5,417
	1,960,636	2,221,008
Net Operating Income	$159,653	$180,855

There have not been any adjustments made to reflect any operating or administrative efficiencies related to the combining of Harvest and North Atlantic.

(viii)         Adjustments Related to the Supply and Offtake Agreement

The Pro Forma Combined Income Statement has been adjusted to reflect the following administration charge in respect of feedstock procured and a "Time Value of Money" amount offset by the elimination of the Vitol Refining S.A. administrative charges incurred in 2005 that will not be incurred subsequent to the acquisition of North Atlantic by Harvest (in 000's of dollars with US dollars converted to CDN dollars at a rate of CDN$1.1328 to US$1.00):

	In US Dollars	In CDN Dollars
Additional Costs pursuant to the SOA
Administrative charges (US$0.08 per bbl)	$2,379	$2,695
Time Value of Money (estimated rate – 8.56%)	19,133	21,674
Adjustment to Purchased products for processing	21,512	24,369
Reduction for Vitol's administration expenses	(717)	(812)
Net Adjustment	$20,795	$23,557

(ix)         Adjustments Related to Acquisition Financing Costs Agreement

Had the acquisition of North Atlantic taken place on January 1, 2005 and been funded by a combination of incremental bank borrowings and the issuance of the Debentures and Trust Units, Harvest's interest charges would have been increased and the interest expenses incurred by North Atlantic and Vitol Refining S.A. would be eliminated as North Atlantic's long term debt would have been repaid and the other sources of indebtedness similarly retired resulting in the following adjustments to interest expense (in 000's):

Incremental Interest and other charges on long term debt
Interest on Senior Unsecured Bridge	$9,772
Interest on Revolving Facility	27,922
Interest on the Debentures	17,944
55,638
Elimination of North Atlantic interest expense (US$10,401)	(11,782)
Elimination of Vitol Refining S.A. interest expense (US$1,616)	(1,831)
$42,025

In addition to the interest costs, the following adjustments have been made to reflect the amortization of the bank underwriting fees and issue costs related to the incremental credit facilities and the issuance of the Debentures, respectively, as well as the accretion of the deemed discount on the Debentures (in 000's):

Long term debt
Underwriting fee on $350 million Senior Secured Bridge	$875
Underwriting fee on expansion of Revolving Facility	1,463
Issue costs of the Debentures	1,493
3,831
Accretion of Discount on the Debentures	2,386
Net Adjustment	$6,217

(x)         Adjustments Related to Depreciation

The pro forma depreciation charge is determined using the adjusted capital cost for North Atlantic's property, plant and equipment and assuming the acquisition of North Atlantic occurred on January 1, 2005. Applying North Atlantic's depreciation policies to the adjusted capital cost amounts results in an additional $47.3 million depreciation charge for the nine months ended September 30, 2006.

(xi)         Adjustments Related to Income Tax Provisions

The pro forma adjustment eliminates future income taxes as North Atlantic will only be taxed on income not distributed and it is anticipated that all future income earned by North Atlantic will be distributed. Accordingly, North Atlantic's future income provision has been eliminated.

4.     CALCULATION OF NET INCOME (LOSS) PER TRUST UNIT

In the Pro Forma Combined Income Statement, the Net Income per Trust Unit is calculated based on a basic average number of Harvest Trust Units outstanding for the year ended December 31, 2005 of 104,672,181 Trust Units and for the nine months ended September 30, 2006 of 110,791,101 Trust Units including 46,040,788 Trust Units assumed issued on January 1, 2005 in connection with the acquisition of Viking, 6,505,600 Trust Units issued concurrent with the closing of the Hay River acquisition assumed issued on January 1, 2005 and 8,260,000 Trust Units issued for net proceeds of $213.5 million also assumed issued on January 1, 2005. The diluted weighted average number of Trust Units for the year ended December 31, 2005 was 119,786,950 Trust Units, which excludes the impact of the exchangeable shares as they are considered to be anti-dilutive. The diluted weighted average number of Trust Units for the nine months ended September 30, 2006 was 112,668,087, which excludes the impact of the 6.40%, 7.25% and 10.5% convertible debentures as they are considered to be anti-dilutive.

B-1

COMBINED FINANCIAL STATEMENTS OF VITOL REFINING S.A. AND
NORTH ATLANTIC REFINING LIMITED

COMBINED FINANCIAL STATEMENTS

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)
(U.S. Dollars)
For the Years Ended December 31, 2005 and 2004 and for the Nine Months
Ended September 30, 2006

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Combined Financial Statements
(U.S. Dollars)

For the Years Ended December 31, 2005 and 2004 and
for the Nine Months Ended September 30, 2006

Contents

Auditors' Report	1

Combined Financial Statements

Combined Balance Sheets	2
Combined Statements of Income	3
Combined Statements of Shareholder's Equity	4
Combined Statements of Cash Flows	5
Notes to Combined Financial Statements	6

AUDITORS' REPORT

Board of Directors of
Vitol Refining S.A. and North Atlantic Refining Limited

We have audited the accompanying combined balance sheets of North Atlantic Refining Limited and Vitol Refining S.A., wholly owned subsidiaries of Vitol Refining Group B.V. (collectively, the "Company"), as of December 31, 2005 and 2004, and the related combined statements of income, shareholder's equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of North Atlantic Refining Limited and Vitol Refining S.A. as at December 31, 2005 and 2004, and the combined results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

St. John's, Canada,
October 6, 2006 (except for Note 19	Chartered Accountants
which is at October 31, 2006)

1

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Combined Balance Sheets
(In Thousands of U.S. Dollars, unless otherwise noted)

	September 30,	December 31,	December 31,
	2006	2005	2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,361	$7,946	$4,128
Accounts receivable, net (note 3)	28,087	49,461	34,570
Due from related parties (note 11)	446,594	161,338	71,504
Inventories (note 4)	354,935	371,794	249,736
Derivative assets	7,079	3,812	17,239
Prepaid expenses	1,462	4,973	3,728
Future income taxes (note 12)	188	205	415
Total current assets	841,706	599,529	381,320

Noncurrent assets:
Property, plant, and equipment, net (notes 5 and 10)	388,355	353,635	325,558
Long-term receivables (note 7)	34,650	33,344	31,640
Future income taxes (note 12)	2,960	3,240	2,932
Deferred costs and other noncurrent assets (note 6)	25,593	31,558	16,957
Total noncurrent assets	451,558	421,777	377,087
Total assets	$1,293,264	$1,021,306	$758,407

Liabilities and shareholder's equity
Current liabilities:
Short-term borrowings (note 8)	$121	$6,513	$3,125
Accounts payable and accrued liabilities (note 9)	44,779	48,170	38,487
Due to related parties (note 11)	122,550	140,789	70,695
Derivative liability	3,029	–	–
Future income taxes (note 12)	5,183	–	–
Current portion of long-term obligations (notes 10 and 11)	150,077	37,112	1,627
Total current liabilities	325,739	232,584	113,934

Noncurrent liabilities:
Long-term obligations (notes 10 and 11)	249	200,264	242,416
Employee future benefits (note 13)	10,444	10,061	8,269
Future income taxes (note 12)	19,373	20,437	17,748
Total noncurrent liabilities	30,066	230,762	268,433

Commitments and contingencies (note 14)
Shareholder's equity	937,459	557,960	376,040
Total liabilities and shareholder's equity	$1,293,264	$1,021,306	$758,407

See accompanying notes.
2

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Combined Statements of Income
(In Thousands of U.S. Dollars, unless otherwise noted)

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004
	(unaudited)
Revenues:
Product sales	$2,114,279	$1,615,632	$2,262,650	$1,866,089
Other (note 17)	6,010	5,764	8,330	8,662
Total revenues	2,120,289	1,621,396	2,270,980	1,874,751

Costs and expenses:
Purchased products for resale and processing	1,845,892	1,282,852	1,871,131	1,616,716
Processing, operating, and administrative	74,516	65,314	91,699	84,746
Depreciation and amortization	30,854	26,184	35,865	25,851
Total costs and expenses	1,951,262	1,374,350	1,998,695	1,727,313

Income from operations	169,027	247,046	272,285	147,438

Other income (expense):
Interest income	6,135	4,657	7,632	1,981
Interest expense	(12,017)	(12,149)	(16,275)	(12,939)
Gain (loss) on foreign exchange, net	1,290	4,309	1,599	2,378
Total other expense	(4,592)	(3,183)	(7,044)	(8,580)
Income before income taxes	164,435	243,863	265,241	138,858

Income tax expense (benefit) (note 12):
Current	1,203	3,690	5,382	1,390
Future	3,579	1,153	1,845	(6,672)
Total income tax expense (benefit)	4,782	4,843	7,227	(5,282)

Net income	$159,653	$239,020	$258,014	$144,140

See accompanying notes.
3

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Combined Statements of Shareholder's Equity
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

	Common Stock (note 15)						Total
	VRSA	North Atlantic		Contributed		Retained	Shareholder's
	Shares	Shares	Amount	Surplus		Earnings	Equity

Balances at January 1, 2004	$20	$117,987	$100,515	$31,779		$75,606	$207,900
Shares issued for cash	–	29,506	24,000	–		–	24,000
Net income	–	–	–	–		144,140	144,140
Balances at December 31, 2004	20	147,493	124,515	31,779		219,746	376,040
Shares issued for cash	–	52,305	42,500	–		–	42,500
Net income	–	–	–	–		258,014	258,014
Dividends	–	–	–	–		(118,594)	(118,594)
Balances at December 31, 2005	20	199,798	167,015	31,779		359,166	557,960
Shares issued for cash	–	244,576	219,846	–		–	219,846
Net income	–	–	–	–		159,653	159,653
Balances at September 30, 2006	$20	444,374	$386,861	$31,779	$	$ 518,819	$937,459

See accompanying notes.
4

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Combined Statements of Cash Flows
(In Thousands of U.S. Dollars, unless otherwise noted)

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004
	(unaudited)
Cash flows from operating activities
Net income	$159,653	$239,020	$258,014	$144,140

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,854	26,184	35,865	25,851
Future income taxes	3,579	1,153	1,845	(6,672)
Employee benefit obligation	383	1,495	1,792	1,540
Loss on disposal of capital assets	203	947	1,112	88
Net changes in noncash working capital related to operations (note 16)	(270,025)	(231,238)	(133,667)	(161,040)
Other	837	600	746	1,410
Net cash provided by (used in) operating activities	(74,516)	38,161	165,707	5,317
Cash flows from investing activities
Purchase of property, plant, and equipment	(56,665)	(44,831)	(58,538)	(45,233)
Increase in deferred turnaround costs	(3,207)	(23,675)	(24,129)	(13,778)
Investment tax credits claimed	–	–	2,869	2,498
(Increase) decrease in long-term receivables, net	(1,306)	1,088	(1,704)	(4,729)
Proceeds from disposal of capital assets	60	–	143	30
Net change in payables related to capital projects	4,645	(4,724)	(1,163)	4,019
Net cash (used in) investing activities	(56,473)	(72,142)	(82,522)	(57,193)
Cash flows from financing activities
Net proceeds from (repayments of) short-term borrowings	(6,392)	235	3,388	220
Proceeds from long-term debt issuance	–	–	–	203,246
Repayments of long-term obligations	(87,070)	(1,043)	(6,827)	(32,967)
Proceeds from obligations under capital lease	–	–	–	357
Repayment to Vitol Refining Group B.V.	–	–	–	(144,964)
Foreign exchange difference on long-term debt	20	167	166	500
Proceeds from share issue	219,846	37,000	42,500	24,000
Distributions to shareholders	–	–	(118,594)	–
Net cash provided by (used in) financing activities	126,404	36,359	(79,367)	50,392
Net increase (decrease) in cash and cash equivalents	(4,585)	2,378	3,818	(1,484)
Cash and cash equivalents at beginning of period	7,946	4,128	4,128	5,612
Cash and cash equivalents at end of period	$3,361	$6,506	$7,946	$4,128
See accompanying notes.
5

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

1. Nature of Operations

North Atlantic Refining Limited ("North Atlantic"), an entity incorporated in the Province of Newfoundland and Labrador, Canada, and Vitol Refining S.A. ("VRSA"), a Swiss corporation, are wholly owned subsidiaries of Vitol Refining Group B.V. ("VRG"), a Netherlands corporation. VRSA conducts its operations through its Bermuda branch. The accounts of North Atlantic and VRSA (combined, the "Company") are presented herein on a combined basis. In December 2005, VRG announced its decision to consider a sale of all or part of its equity interests in North Atlantic as well as the operations of VRSA. These financial statements have been prepared on a combined basis in order to reflect the continuing operations of the Company as explained in Note 19. The combined financial statements assume operations will continue beyond the next 12 months.

The Company's operations consist primarily of a petroleum refining business, North Atlantic, and a crude oil and petroleum products marketing business, VRSA. North Atlantic is the owner and operator of a crude oil refinery, North Atlantic refinery, located in Newfoundland, Canada (refining capacity of 115,000 barrels per day of crude oil), and its related docking and storage facilities and retail gasoline station assets located in the Province of Newfoundland and Labrador, Canada. VRSA manages and is authorized to act as, among other things, a principal, agent, or broker in transactions involving the purchase, sale, importation, exportation, and storage of crude oil and petroleum products in connection with the supply to and marketing of products from the North Atlantic refinery.

2. Significant Accounting Policies

Principles of Combination

The combined financial statements include the accounts of all the Company's wholly owned subsidiaries after the elimination of significant intercompany transactions and balances. The combined financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") except as described in Note 18.

6

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

Interim Combined Financial Statements

The interim combined financial statements for the nine months ended September 30, 2006 and 2005 have been prepared in accordance with Canadian GAAP for interim financial statements. Operating results for the nine month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Use of Estimates

The preparation of these combined financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of combined assets and liabilities, the reported combined statements of income, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Foreign Currency

These combined financial statements are expressed in US dollars. The Company's functional currency is US dollars. Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange at year-end, and nonmonetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the rates in effect on the dates they occur, except depreciation and amortization, which are translated at the same exchange rate as the assets to which they relate.

Gains or losses arising on all foreign currency transactions in the current period are charged to "Gain (loss) on foreign exchange, net" in the combined statements of income.

As at September 30, 2006 the prevailing exchange rate was $US equals $1.118 CDN (December 30, 2005 - $1.1641 CDN; December 31, 2004 - $1.20249 CDN).

7

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers investments in highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. All of the Company's cash equivalents, principally time deposits, are reported at cost, which approximates fair value.

Accounts Receivable

Trade accounts receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. Interest receivable on delinquent trade accounts receivable is included in the trade accounts receivable balance and recognized as interest income when contractually permissible and collectibility is reasonably assured.

Uncollectible trade accounts receivable are written off when a settlement is reached for an amount that is less than the historical carrying amount or when the amount is deemed uncollectible.

The Company establishes an allowance for doubtful accounts on a specific identification basis when it believes the required payment of specific amounts owed is unlikely to occur.

Inventories

Inventories are carried at the lower of cost or market. The costs of refinery feedstocks purchased for processing and refined products are determined under the weighted-average cost method. The costs of purchased goods and petroleum products held for resale are determined under the first-in, first-out method. The costs of parts and supplies inventories are determined under the average cost method.

8

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost, less related investment tax credits claimed. Depreciation of recorded cost less salvage value is provided on a straight-line basis over the estimated useful life of the assets as set out below. Gain or loss on disposal of individual assets is recognized in the year of disposal.

Asset	Period

Refining and production plant:
Processing equipment	5 - 25 years
Structures	10 - 50 years
Catalysts	2 - 5 years
Tugs	25 years
Vehicles	4 years
Office and computer equipment	3 - 5 years

Capital Leases

North Atlantic leases certain of its assets. Assets under capital lease arrangements, where substantially all of the benefits and risks of ownership are transferred to North Atlantic, are accounted for as capital asset acquisitions and are depreciated over their useful lives. Obligations under the terms of a capital lease are shown as liabilities of North Atlantic.

Deferred Costs and other noncurrent assets

Deferred costs and other noncurrent assets include the following:

  The cost of major refinery turnarounds (major maintenance of refinery operating units) is capitalized on a component basis when incurred and amortized on a straight-line basis over the period to the next major maintenance of the component.

9

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

  Intangible assets acquired, representing contractual agreements with suppliers, are recorded at cost and are amortized over their estimated useful life of five years on a straight-line basis.

Impairment and Disposal of Long-Lived Assets

Long-lived assets are tested for recovery whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized in an amount by which its carrying amount exceeds its fair value, with fair value determined based on discounted estimated net cash flows. There were no impairment write-downs for each of the nine months ended September 30, 2006 and 2005 or for each of the years ended December 31, 2005 and 2004.

Long-Term Receivables

Long-term receivables consist principally of Canadian Federal Investment Tax Credits (ITCs) arising upon the acquisition of manufacturing and processing equipment. These credits may be used to reduce Canadian federal taxes payable in future years. North Atlantic recognizes these credits as receivables and as a corresponding reduction in the cost of the related asset.

Other long-term receivables relate to credit extended to customers for the acquisition and installation of heating systems and distributor truck financing. These receivables are recorded net of provisions for losses on doubtful accounts. North Atlantic establishes an allowance for doubtful accounts on a specific identification basis when it believes the required payment of specific amounts owed is unlikely to occur.

10

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

Financial Instruments and Derivatives

Financial assets of the Company include cash and cash equivalents, current account receivable, amounts due from related parties, derivative assets, and long-term receivables, excluding the ITC receivables. Financial liabilities of the Company include short-term borrowings, accounts payable and accrued liabilities, amounts due to related parties, and long-term obligations.

The Company operates internationally and is exposed to market risks from interest rates and foreign exchange rates. The following describes the Company's approach to managing its financial instruments and the related risks:

(a)     Fair value of financial instruments:

(i)     The carrying values reported in the combined balance sheets for cash and cash equivalents, current accounts receivable, amounts due to/from related parties, short-term borrowings, and accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments.

(ii)     VRSA utilizes commodity fixed-priced physical forwards from time to time to lock in the price of crude oil purchases. It is the Company's accounting policy to record the commodity fixed-priced physical forwards at fair value. The fair value of these contracts is recognized in "Derivative assets" in the combined balance sheets.

In addition, VRSA utilizes foreign currency derivative contracts from time to time to reduce foreign exchange risk relating to certain expenses denominated in foreign currencies. The fair value of these contracts is recognized in "Derivative assets" in the combined balance sheets. Such contracts are not designated as hedging instruments based on the criteria specified in Accounting Guideline 13 (AcG-13), Hedging Relationships.

11

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

The fair value of commodity fixed-priced physical forwards and foreign currency derivatives is based on quoted market prices or other estimates obtained from third-party brokers or dealers. The change in fair value of commodity fixed-priced physical forwards is recognized in "Purchased products for resale and processing" in the combined statements of income in the period of change.

The change in fair value of foreign currency derivative contracts is recognized in "Gain (loss) on foreign exchange, net" in the combined statements of income in the period of change.

At September 30, 2006, VRSA had outstanding energy derivatives of 2.5 million barrels. The fair value of these energy derivatives was a net liability of $(1.5) million at September 30, 2006. At December 31, 2005 and 2004, VRSA had outstanding crude derivatives of 152,000 and 150,000 barrels, respectively. The fair value of these crude derivatives was an asset of $0.1 million and $1.5 million at December 31, 2005 and 2004, respectively.

At September 30, 2006, December 31, 2005 and 2004, VRSA had outstanding foreign currency financial instruments to purchase notional Canadian dollars of $70 million, $70 million and $125 million respectively. The fair value of these foreign currency financial instruments was an asset of $5.6 million, $3.7 million and $15.7 million at September 30, 2006, December 31, 2005 and 2004 respectively.

(iii)    The carrying value of long-term receivables, excluding the long-term ITC receivables, approximate fair value as the interest rates approximate market.

12

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

(iv)    The estimated fair value of Series B notes included in long-term obligations is based on discounted cash flows using market interest rates. The estimated fair value of Series B notes is $151.6 million at September 30, 2006 and the estimated fair value of Series A and Series B notes is $203.5 million at December 31, 2005. The fair value estimates are not necessarily indicative of the amounts that the Company might receive or incur in actual market transactions. The carrying value of these notes is $150.0 million and $200.0 million at September 30, 2006 and December 31, 2005, respectively.

(v)    The remaining fixed-rate obligations carry interest rates that are similar to current market rates; the estimated fair value of the Company's remaining long-term obligations approximates its book value at September 30, 2006.

(b)     Concentrations of credit risk:

The Company does not have significant exposure to any individual customer, other than its affiliates, and manages its credit risk by dealing with only financially sound customers. The Company's policy is to independently evaluate each counterparty's creditworthiness prior to entering into transactions and to constantly monitor the credit extended. If considered necessary, the Company obtains letters of credit or other acceptable security as collateral. The Company does not anticipate loss for nonperformance, other than as recorded.

The Company's operations are primarily concentrated in the energy industry. Accounts receivable and other financial instruments and derivatives are predominantly with energy and financial services related companies, as well as other trading companies, with the greatest concentration in the US and Canada.

These concentrations of counterparties may impact the Company's overall exposure to credit risk, either positively or negatively, in that counterparties may be similarly affected by changes in economic, regulatory, or other conditions. Based on the Company's policies and risk exposures related to credit, the Company does not anticipate a material adverse effect on its combined financial condition as a result of counterparty nonperformance.

13

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

(c)     Interest rate risk:

The Company is exposed to interest rate risk on its floating rate loans due to fluctuating interest rates. For each 1% change in the rate of interest on these loans, the change in interest expense would be approximately $nil annually based upon the loan balances at September 30, 2006.

Revenue Recognition

Revenue arising from the sale of crude oil and refined petroleum products produced, processed, or purchased are recognized upon title transfer to customers. Concurrent with this revenue recognition and included as a component of product purchased costs are transportation and storage charges. Revenues for services are recorded when the services have been provided.

Income Taxes

The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Employee Future Benefit Plans

North Atlantic maintains defined benefit and defined contribution plans and provides certain post-retirement health care benefits, which cover almost all employees and their surviving spouses.

14

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

(a)     Defined Contribution Plan

Under the defined contribution plan, North Atlantic's annual contribution of each participating employee's pensionable earnings is as follows:

Employee category	2006	2005	2004

Permanent	5.0%	5.0%	4.5%
Part-time	2.5%	2.5%	–

The cost associated with the defined contribution plan is expensed as incurred.

(b)     Defined Benefit Plans

The cost of providing the defined benefits and other post-retirement benefits is actuarially determined based upon an independent actuarial valuation using management's best estimates of discount rates, rates of return on plan assets, rate of compensation increase, retirement ages of employees, and expected health care costs. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on credited service. Funding of the defined benefit pension plans complies with Canadian federal and provincial regulations, and North Atlantic makes contributions to the plans based on the independent actuarial valuation. Pension plan assets are carried at fair values. For the purpose of calculating the expected return on assets, North Atlantic uses the fair value of the plan assets.

The defined benefit plans provide benefits based on length of service and the best five years of the last ten years' average earnings. North Atlantic does not recognize or amortize actuarial gains or losses less than 10% of the greater of the accrued benefit obligations and the fair value of plan assets for the defined benefit pension plans. Actuarial gains and losses over 10% are amortized over the average remaining service period of the plan participants. Actuarial gains or losses related to the other post-retirements benefits are recognized in income immediately. Past service costs are amortized on a straight-line basis over the expected average remaining service life of plan participants.

15

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

Rate Regulation

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act. The Petroleum Products Pricing Commissioner sets the maximum wholesale and retail prices that a wholesaler and a retailer may charge and sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer. The full effect of rate regulation is reflected in the product sales revenue as recorded by the Company.

3. Current Accounts Receivable

Current accounts receivable consist of the following:

	September 30,	December 31,
	2006	2005	2004

Accounts receivable:
Trade	$21,532	$43,179	$28,847
Other	3,091	3,568	2,816
Investment tax credits receivable	3,044	1,915	2,105
Current portion of long-term receivables	1,216	1,522	1,479
	28,883	50,184	35,247
Allowance for doubtful accounts	(796)	(723)	(677)
Net current accounts receivable	$28,087	49,461	34,570

16

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

4. Inventories

Inventories consist of the following:

	September 30,	December 31,
	2006	2005	2004

Refinery feedstocks	$279,048	$271,972	$188,468
Petroleum products	67,751	92,112	53,938
Parts and supplies	8,136	7,710	7,330
Total inventories, net	$354,935	$371,794	$249,736

For the nine month periods ended September 30, 2006 and 2005, inventory included lower of cost or market write-downs of $44.9 million and $1.4 million, respectively. For the years ended December 31, 2005 and 2004, inventory included lower of cost or market write-downs of $3.1 million and $11.7 million, respectively. Such write-down amounts were included as costs in "Purchased products for resale and processing" in the combined statements of income for each respective period.

17

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

5. Property, Plant, and Equipment

North Atlantic's property, plant, and equipment consist of the following:

	September 30, 2006
		Accumulated	Net Book
	Cost	Depreciation	Value

Refinery and production plant	$544,609	$180,155	$364,454
Tugs	9,881	2,633	7,248
Vehicles	2,219	1,433	786
Office and computer equipment	4,897	4,411	486
Land	15,381	–	15,381
	$576,987	$188,632	$388,355

	December 31, 2005
		Accumulated	Net Book
	Cost	Depreciation	Value

Refinery and production plant	$492,132	$162,805	$329,327
Tugs	9,881	2,336	7,545
Vehicles	2,291	1,503	788
Office and computer equipment	4,862	4,268	594
Land	15,381	–	15,381
	$524,547	$170,912	$353,635

18

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

5. Property, Plant and Equipment (continued)

	December 31, 2004
		Accumulated	Net Book
	Cost	Depreciation	Value

Refinery and production plant	$450,099	$148,897	$301,202
Tugs	9,868	1,940	7,928
Vehicles	1,883	1,468	415
Office and computer equipment	4,716	4,084	632
Land	15,381	–	15,381
	$481,947	$156,389	$325,558

Vehicles and office equipment include certain assets under capital lease with a net book value $0.3 million, $0.4 million and $0.7 million, at September 30, 2006 and December 31, 2005 and 2004, respectively. Depreciation expense is included in "Depreciation and amortization" in the combined statements of income.

19

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited
6. Deferred Costs and Other Noncurrent Assets

September 30,		December 31,
	2006	2005	2004

Deferred turnaround costs, beginning of period	$31,217	$16,448	$5,785
Additions	3,207	24,129	13,778
Amortization	(9,044)	(9,360)	(3,115)

Deferred turnaround costs, end of period	25,380	31,217	16,448

Intangibles, beginning of period	341	509	635
Amortization	(128)	(168)	(126)
Intangibles, end of period	213	341	509

Total deferred costs and other non-current assets	$25,593	$31,558	$16,957

20

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

7. Long-Term Receivables

Long-term receivables consist of the following:

	September 30,	December 31,
	2006	2005	2004

Long-term receivables:
ITC receivable	$32,325	$31,045	$28,823
Customer financed equipment	2,135	2,612	2,836
Distributor truck financing	1,263	1,072	1,327
Other	143	137	133
	35,866	34,866	33,119
Less current portion of long-term receivables	(1,216)	(1,522)	(1,479)
Total long-term receivables	$34,650	$33,344	$31,640

Long-term receivables at September 30, 2006 and December 31, 2005, excluding the ITC receivables, bear interest at rates ranging from 6.75% to 9.00% and mature at varying periods to 2011.

8. Short-Term Borrowings

North Atlantic has an operating credit facility, bearing interest at prime, with the following attributes as of each period end:

	September 30,	December 31,
	2006	2005	2004

Operating credit facility limit	$8,945	$8,590	$8,316
Available credit	8,824	2,077	5,191
Weighted-average interest rate	5.69%	4.41%	4.00%

21

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

9. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	September 30,	December 31,
	2006	2005	2004

Trade	$29,686	$27,164	$20,058
Interest	1,340	4,304	4,195
Capital projects	10,246	5,601	6,764
Insurance	–	3,151	2,372
Other	3,507	7,950	5,098
Total accounts payable and accrued liabilities	$44,779	$48,170	$38,487

22

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

10. Long-Term Obligations

Long-term debt and other noncurrent liabilities consist of the following:

	September 30,	December 31,
	2006	2005	2004

Series B, 6.70% senior unsecured
notes with interest due semi-
annually and equal principal
payments of $30.0 million due
annually commencing August 12,
2010 through August 12, 2014	$150,000	$150,000	$150,000

Series A, floating rate senior
unsecured notes bearing interest at
a spread of 1.88% above the three-
month LIBOR rate and repaid on
September 11, 2006	–	50,000	50,000

23

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited
10. Long-Term Obligations (continued)
September 30,		December 31.
	2006	2005	2004

Vitol Finance Ltd. 8.85% unsecured
loans and repaid on June 30, 2006	$–	$36,824	$36,824

Vessel mortgage on the MV Petrel
bearing interest at Canadian
Chartered Bank prime rate and
repaid during 2005	–	–	3,283

Vessel mortgage on the MV Osprey
bearing interest at 7.71% and
repaid during 2005	–	–	3,036

Capital leases bearing interest at
rates ranging from 6.27% to
9.02%, repayable in blended
monthly payments of $30,000,
maturing at varying times to
July 2009	326	552	900
	150,326	237,376	244,043
Less current portion of long-term obligations	(150,077)	(37,112)	(1,627)
Total long-term obligations	$249	$200,264	$242,416

24

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

10. Long-Term Obligations (continued)

North Atlantic has an arrangement with its noteholders under which Vitol Finance Ltd., a related party, will assume North Atlantic's liability for the Series B, 6.7% unsecured notes of $150 million coincident with the closing of the Purchase and Sale transaction as described in Note 19.

The Note Purchase Agreement dated as of August 12, 2004, provides that within ten days of a change of control event, North Atlantic is required to provide an irrevocable prepay offer to each holder of Series A and B notes. Should the note holder elect prepayment of all or any portion of the notes held by the holder, such payment is required by North Atlantic no later than 60 days after the date of the corresponding prepay offer.

At September 30, 2006, remaining principal repayments required in each of the four years below are as follows (in thousands):

2006 (October 1 – December 31)	$ 150,050
2007	165
2008	88
2009	23

11. Transactions With Related Parties

North Atlantic and VRSA are wholly owned subsidiaries of VRG and indirect wholly owned subsidiaries of Vitol Holding B.V. ("VHBV"), the ultimate parent company of the Vitol group of companies. A significant portion of the Company's operations are with affiliated companies. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties.

25

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

11. Transactions With Related Parties (continued)

Related-party transactions consist of the following:

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Revenue:
Product sales	$ 1,861,714	$ 1,387,177	$ 1,934,271	$ 1,536,037
Other	4,092	3,750	6,881	5,578
Purchases:
Purchases of petroleum products	1,753,780	1,252,581	1,808,688	1,516,598
Other expenses	–	–	103	39
Management fees	180	180	240	240
Interest income	6,085	4,612	7,567	1,938
Interest expense	1,616	2,435	3,257	4,079
Guarantee fees	–	–	–	500

26

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

11. Transactions With Related Parties (continued)

Related-party current and long-term balances outstanding consists of the following:

	September 30,	December 31,
	2006	2005	2004

Commonly controlled enterprises:
Current assets due from:
Vitol S.A.(1)	$254,098	$93,504	$29,000
Vitol S.A. Inc.	40,622	67,834	42,504
Vitol Finance Ltd.	151,424	–	–
Vitol Refining Group	423	–	–
Vitol Energy Bermuda Ltd.	9	–	–
Anchor Insurance S.A.	18	–	–
	$446,594	$161,338	$71,504

Current liabilities due to:
Vitol Bahrain EC	$(120,278)	$(111,408)	$(63,069)
Vitol S.A.(1)	(172)	(24,169)	(783)
Vitol S.A. Inc.	(1,537)	(1,228)	(2,327)
Vitol Holding S.A.R.L.	–	(250)	(250)
Vitol Finance Ltd.	–	(3,253)	(3,247)
Anchor Insurance S.A.	(563)	(481)	(1,019)
	$(122,550)	$(140,789)	$(70,695)

Long-term obligation:
Vitol Finance Ltd. (note 10)	$–	36,824	36,824
Less current portion	–	(36,824)	–
Long-term obligation	$–	$–	$36,824

(1) Includes balances related to Vitol S.A. centralized cash management function of $273.0 million asset, $84.1 million asset and $16.9 million asset, for September 30, 2006 and December 31, 2005 and 2004 respectively.

27

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

11. Transactions With Related Parties (continued)

On August 1, 1995, VRSA entered into a Petroleum Commodity Off-take Agreement (the "Agreement") with Vitol S.A., a related party. Under the Agreement, VRSA is committed to sell all volumes of petroleum products for export governed by the terms and conditions provided therein. Subject to certain provisions, and the subsequent event discussed in Note 19, the Agreement continued in effect until April 30, 2006, and then continues month to month thereafter, under mutual agreement.

Vitol S.A., a wholly owned subsidiary of Vitol Holding B.V., provides working capital bearing interest at 6% to VRSA and maintains a centralized cash management function whereby cash surplus and shortfalls are utilized or provided for by the Vitol group. The balance outstanding at September 30, 2006 and December 31, 2005 and 2004, relating to this activity, is included above in current assets due from and current liabilities due to Vitol S.A.

12. Income Taxes

Effective Tax Rate

The Company's profits are taxed at various rates as the operating entities are located in Canada, Bermuda, and Switzerland.

North Atlantic profits are taxed in Canada at 36.12% for September 30, 2006 and December 31, 2005 and 2004, except for profits derived from the processing operation, which are taxed at 27.12%.

In June of 2006, legislation was enacted that reduced the large corporation tax to 0% for 2006 and beyond on the taxable capital base employed. North Atlantic had paid a large corporation tax of 0.175% and 0.2% for 2005 and 2004, respectively, on the taxable capital base employed. In addition, this legislation enacted lower federal corporate income tax rates that reduce both general and processing profits income tax rates as follows: 2008 – 1.62%, 2009 – 2.12%, 2010 and beyond – 3.12%.

28

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

12. Income Taxes (continued)

Accordingly, North Atlantic has revised its future tax assets and liabilities reflecting the newly enacted tax rates that will apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

VRSA's profits are subject to federal, cantonal, and communal Swiss taxes at a rate of 32%. The rate applies to the profits allocated in accordance with international allocation rules as set forth in a tax ruling granted by the Swiss tax authorities for the tax years 2003 to 2009. The ruling was granted in February 2005 and applies retroactively to the financial years ended December 31, 2004 and 2005.

VRSA also pays a de minimis amount of capital taxes levied on its equity.

Calculation of Capital Taxes

Capital tax on North Atlantic's capital asset base in the amount of $nil, $0.6 million, $0.8 million and $0.9 million has been charged to "Processing, operating, and administrative expenses" in the combined statements of income for the nine months ended September 30, 2006 and 2005 and the years ended December 30, 2005 and 2004, respectively.

29

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

12. Income Taxes (continued)

Significant components of the Company's provision for (benefit of) income taxes are as follows:

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Income before income taxes	$164,435	$243,863	$265,241	$138,858
North Atlantic expected income tax expense (benefit)	$6,398	$3,510	$5,597	$(9,850)
VRSA expected income tax expense	1,203	1,915	2,968	1,427
Reduction in expense (benefit) as a result of:
Manufacturing and processing tax credits	(1,594)	(875)	(1,422)	2,484
(Decrease) increase in other taxable temporary differences	(1,225)	293	84	657
Utilization of net capital loss carryforwards	–	–	–	914
Decrease in valuation allowance	–	–	–	(914)
Provision for (benefit of) income taxes	$4,782	$4,843	$7,227	$(5,282)

The Canada Revenue Agency ("CRA") has an Advance Pricing Agreement ("APA") program under which taxpayers may reach agreement with the CRA on a transfer pricing methodology for transactions or agreements with nonresident persons with whom they do not deal at arm's length. The Competent Authority Services Division of the International Tax Directorate in Ottawa administers the APA program. During 2004, North Atlantic entered into an APA with the CRA in respect of the processing fees paid by VRSA to

30

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

12. Income Taxes (continued)

North Atlantic and in respect of product purchases from VRSA. This agreement, which covers the taxation years 2001 through 2006, expires at December 31, 2006. In 2004, North Atlantic recognized a decrease (VRSA recognized a corresponding increase) in income of $39.3 million for the years 2001 through 2003. The financial statements reflect the effect of the reduction in income for tax purposes only, as it eliminates in the combination for financial statement purposes. It is North Atlantic's intention to seek a further APA with the CRA.

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

	September 30,	December 31,
	2006	2005	2004

Future tax assets:
Accrued benefit obligation	$2,460	$2,728	$2,237
Other	1,229	949	1,010
Property, plant, and equipment – difference between the book and tax value of assets	–	1,676	–
Total gross future assets	3,689	5,353	3,247

Future tax liabilities:
Property, plant, and equipment - differences between the book and tax value of assets	(4,231)	–	(1,566)
Deferred costs and other noncurrent assets	(7,236)	(8,207)	(3,865)
ITC receivable - current	(510)	(491)	(7,818)
Capital gain on U.S. denominated debt	(5,183)	(5,228)	(3,909)
ITC receivable long-term	(7,937)	(8,419)	(490)
Total gross future liabilities	(25,097)	(22,345)	(17,648)
Net future tax liabilities	$(21,408)	$(16,992)	$(14,401)

31

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

12. Income Taxes (continued)

Future tax assets and liabilities are reflected in the Company's balance sheets as follows:

	September 30,	December 31,
	2006	2005	2004

Current future tax assets, net	$188	$205	$415
Noncurrent future tax assets	2,960	3,240	2,932
Current future tax liabilities	(5,183)	–	–
Noncurrent future tax liabilities	(19,373)	(20,437)	(17,748)
Net future tax liabilities	$(21,408)	$(16,992)	$(14,401)

Investment Tax Credits

North Atlantic has investment tax credits of approximately $32.8 million available that may be used to reduce federal income tax arising in future years. The carryforward period for investment tax credits is ten years. The potential future income tax benefits of these credits have been recognized for accounting purposes, and if unused, these credits expire as follows at December 31, 2005:

Generated	Expire
1996	2006	$ 1,807
1997	2007	1,491
1998	2008	7,246
1999	2009	1,660
2000	2010	3,693
2001	2011	3,512
2002	2012	2,288
2003	2013	3,306
2004	2014	4,976
2005	2015	2,874

32

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

13. Employee Future Benefit Plans

Defined Contribution Pension Plan

Total expense for the defined contribution plan is equal to the Company's required contributions and was $0.5 million, $0.4 million, $0.6 million and $0.4 million for the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005 and 2004, respectively.

Defined Benefit Plans

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and several assumptions. These assumptions, set annually on December 31, are as follows:

	September 30,			December 31,
	2006		2005			2004
		Other		Other		Other
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans

Discount rate	5.5%	5.5%	5.5%	5.5%	6.0%	6.0%
Expected long-term rate of return on plan assets	7.0%	–	7.0%	–	7.0%	–
Rate of compensation increase	3.5%	–	3.5%	–	3.5%	–
Employee contribution of pensionable income	6.0%	–	6.0%	–	6.0%	–
Annual rate of increase in covered health care benefits	–	13%	–	14%	–	15%
Expected average remaining service lifetime (years)	11.6	11.1	11.9	10.2	8.18	10.2

33

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

13. Employee Future Benefit Plans (continued)

The assets of the defined benefit plan are invested and maintain the following asset mix:

	Percentage of Plan Assets
	September 30,	December 31,
Asset Category	2006	2005	2004

Bonds/fixed income securities	35%	35%	35%
Equity securities	65%	65%	65%

The expected long-term rates of return are estimated based on many factors, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions. The investment return objective for these assets is to achieve returns that meet or exceed the actuarial discount rate over time. This is to be accomplished using a well-diversified portfolio structure. North Atlantic periodically reviews the asset allocation to determine whether it remains appropriate for achieving the investment return objective.

During the year ended December 31, 2005, North Atlantic approved certain changes to the post-retirement health care benefits plan relating to length of service, eligibility, and certain limitations on annual North Atlantic contributions. These changes have been recognized as a negative plan amendment, and the reduction in the accrued benefit obligation of $5.8 million is being recognized in income over the expected average remaining service lifetime of 10.2 years.

The defined benefit pension plans were last subject to an actuarial valuation on December 31, 2005 and the next valuation report is due no later than December 31, 2008. The post-retirement health care benefits plan was last subject to an actuarial valuation on December 31, 2005. The amount as at September 30 was determined by using the actuarial assumptions set on December 31, 2005. Based on an actuarial extrapolation, the actuarially determined present value of accumulated pension benefits and the net assets available to provide for these benefits, at market value at December 31, is as follows:

34

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited
13. Employee Future Benefit Plans (continued)
	September 30,		December 31,
	2006		2005		2004
		Other		Other		Other
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans

Employee benefit obligation, beginning of period	$29,678	$4,227	$22,001	$8,041	$17,119	$6,524
Current service costs	1,657	224	1,699	432	1,324	486
Interest	1,399	190	1,472	415	1,158	418
Actuarial losses	970	21	3,836	1,106	1,015	84
Plan amendment	–	–	–	(5,811)	–	–
Benefits paid	(269)	(84)	(335)	(76)	(163)	(48)
Impact of foreign exchange on translation	1,263	178	1,005	120	1,548	577
Employee benefit obligation, end of period	34,698	4,756	29,678	4,227	22,001	8,041

Fair value of plan assets, beginning of period	23,618	–	$18,354	$–	$13,542	$–
Actual return on plan assets	1,354	–	1,438	–	1,028	–
Employer contributions	1,852	84	2,184	76	1,637	48
Employee contributions	970	–	1,184	–	1,015	–
Benefits paid	(269)	(84)	(335)	(76)	(163)	(48)
Impact of foreign exchange on translation	1,015	–	793	–	1,295	–
Fair value of plan assets, end of period	28,540	–	23,618	–	18,354	–
Funded status	(6,158)	(4,756)	(6,060)	(4,227)	(3,647)	(8,041)
Unamortized balances:
Net actuarial losses	6,206	–	6,144	–	3,419	–
Past services	–	(5,736)	–	(5,918)	–	–
	$48	$(10,492)	$84	$(10,145)	$(228)	$(8,041)

35

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

13. Employee Future Benefit Plans (continued)

	September 30,	December 31,
	2006	2005	2004

Summary:
Pension plans	$48	$84	$(228)
Other benefit plans	(10,492)	(10,145)	(8,041)
	$(10,444)	$(10,061)	$(8,269)

North Atlantic expects to contribute $2.76 million to its defined benefit and other benefit plans in 2006. Estimated pension and other benefit payments to plan participants, which reflect expected future service, expected to be paid from 2006 to 2010 are $0.5 million, $1.0 million, $1.3 million, $1.5 million, and $1.9 million, respectively, with an aggregate of $14.4 million thereafter through 2015.

The table below shows the components of the net benefit plan expense:

	Nine months ended				Years ended
	September 30,				December 31,
	2006		2005		2005		2004
		Other		Other		Other		Other
	Pension	Benefit	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans	Plans	Plans

Current service cost	$1,657	$224	$1,259	$320	$1,699	$432	$1,324	$486
Interest costs	1,399	190	1,090	308	1,472	415	1,158	418
Expected return on assets	(1,354)	–	(1,015)	–	(1,370)	–	(1,031)	–
Amortization of net actuarial losses	189	21	56	833	76	1,106	193	84
Amortization of past services	–	(422)	–	–	–	(131)	–	–
Net benefit plan expense	$1,891	$13	$1,390	$1,461	$1,877	$1,822	$1,644	$988

36

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

13. Employee Future Benefit Plans (continued)

A 1% change in the expected health care cost trend rate would have the following annual impacts as at December 31, 2005:

	1% Increase	1% Decrease

Impact on post-retirement benefit expense	$191	$(149)
Impact on projected benefit obligation	16	(22)

14. Commitments and Contingencies

The Company, in the course of its operations, is subject to claims, lawsuits, and contingencies. Accruals have been made in specific instances where required, or where it is probable that liabilities will be incurred, and where such liabilities can be reasonably estimated. In addition:

(a)     Petro-Canada, a former owner of the North Atlantic refinery, holds certain contractual rights in relation to production at the refinery, namely:

(i)     a right to share, subject to a maximum limit, in the profits of the sale of any refined product, refined at the refinery, sold in Canada, exclusive of the province of Newfoundland and Labrador;

(ii)     a right of first refusal to any refinery and/or terminaling capacity in excess of North Atlantic's requirements;

(iii)     a right to participate in any venture to produce petrochemicals at the refinery; and

(iv)    the rights in paragraphs (i) and (ii) above continue for a period of 25 years from December 1, 1986, while the rights in paragraph (iii) continue until amended by the parties.

37

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

14. Commitments and Contingencies (continued)

(b)     North Atlantic has an environmental agreement with the Province of Newfoundland and Labrador, Canada, committing to programs that reduce the environmental impact of the refinery over time. Initiatives include a schedule of activities to be undertaken with regard to improvements in areas such as emissions, waste water treatment, terrestrial effects, and other matters. In accordance with the agreement, certain projects have been completed and others have been scheduled.

(c)     Under the provisions of the Canada Shipping Act, North Atlantic has been designated as an oil handling facility. Accordingly, North Atlantic is required to have a contractual arrangement with a certified response organization with a rated capacity of 10,000 metric tons. North Atlantic has an agreement with an organization to provide the required oil spill response capabilities.

(d)     Operating Lease Commitments:

As of September 30, 2006, the Company is committed, under the terms of various operating leases, to make the remaining payments required in each of the five calendar years below as follows:

2006 (October 1 – December 31)	$ 373
2007	1,177
2008	1,033
2009	733
2010	673

Total expense for rents and operating leases, included in "Processing, operating and administrative", was $1.4 million, $1.2 million, $2 million and $1.9 million for the nine months ended September 30, 2006 and 2005, and the years ended December 31, 2005 and 2004, respectively.

38

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

14. Commitments and Contingencies (continued)

(e)     North Atlantic has an agreement with Newsul Enterprises Inc. ("Newsul") whereby North Atlantic committed to provide Newsul with its inventory and production of sulphur to February 12, 2008. The agreement is subject to a further renewal period of ten years.

(f)     Canada Revenue Agency ("CRA") Assessment:

(i)     In 2002, the CRA assessed, as a forgiveness of debt, a 1994 share issue in the amount of $32 million in connection with the acquisition of North Atlantic by VHBV.

On August 15, 1994, 44,075,029 common shares were issued to VHBV in exchange for the amount of $31.9 million owing to VHBV. The CRA maintains that the fair market value of the 44,075,029 common shares acquired was less than the debt exchanged. The CRA's position is that the fair market value of the common shares acquired was $3.0 million. As a consequence, they have treated the exchange of shares for debt, for Canadian tax purposes, as a forgiveness of debt in the amount of $29.8 million.

North Atlantic disagrees with the CRA's position and believes that the value of the common shares issued in 1994 was equal to the value of the debt exchanged. It is the intent of management of North Atlantic to vigorously defend the appropriateness of this position. Management of North Atlantic has filed a Notice of Objection to the CRA's Notice of Reassessment. In 2004, a valuation report supporting North Atlantic's value of the common shares was submitted to the CRA. If the outcome is as put forth by the CRA, the tax basis of North Atlantic's assets would be eroded, resulting in an increase in North Atlantic's future tax expense and liability, depending on the final assessment, of $9.5 million. Discussions with the CRA on this matter are ongoing. There are no contingent amounts accrued related to this matter in the combined financial statements.

39

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

14. Commitments and Contingencies (continued)

(ii)     In 2006, the Company received Notices of Reassessment from the CRA with respect to an audit of the 2000 and 2001 taxation years. As a result of the audit, the CRA reclassed certain amounts from one capital asset class to another. As well the CRA has treated otherwise capital items as an expense.

The Company disagrees with the CRA's position and believes it properly accounted for the items under assessment. It is the intent of management to vigorously defend the appropriateness of its position. Management of the Company has filed Notices of Objection with respect to the audit reassessment. There are no contingent amounts accrued related to the matter in the combined financial statements.

(g)     Methyl Tertiary Butyl Ether ("MTBE") Product Liability Litigation:

North Atlantic has been named a defendant in one of the more than 100 cases that have been consolidated for pre-trial purposes in this matter. North Atlantic was sued in The State of New Hampshire v. Amerada Hess Corp., et al. Plaintiffs seek relief for alleged contamination of ground water from the various defendants' use of the gasoline additive MTBE. Although plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants. All consolidated litigations are at a preliminary stage. It is too early in the legal process to reach any conclusion regarding the ability of the state of New Hampshire to properly assert personal jurisdiction over North Atlantic in the lawsuit or to reach any conclusion regarding the substance of plaintiff's claims. Accordingly, the evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the combined financial statements. It is the intention of management to vigorously defend against this action.

40

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

14. Commitments and Contingencies (continued)

(h)     Newsul has presented a claim in the amount of $2.7 million and has requested the services of an arbitration board to find on the claim. The evaluation of the risk of liability to North Atlantic is not determinable at this time, and no amounts are accrued in the combined financial statements. It is the intention of management to vigorously defend against this claim.

(i)     Guarantees:

North Atlantic has guaranteed certain Private Placement Notes issued by an affiliated company maturing at varying times to August 12, 2014. The amount outstanding under the Private Placement Notes is $167.8 million, $185.6 million and $202.3 million at September 30, 2006, December 31, 2005 and 2004, respectively. If the affiliated company fails to meet its obligations, North Atlantic could be obligated to make the required payments. North Atlantic has not recorded any liability in the combined balance sheets relating to these guarantees.

North Atlantic was released from this guarantee coincident with the closing of the Purchase and Sale transaction as described in Note 19.

(j)     Commitments for Capital Projects:

North Atlantic has entered into a supply agreement with a customer, with an initial term of ten years, commencing December 31, 2006, for 1.4 million barrels of petroleum products and has committed to constructing a truck loading facility that is scheduled to be completed by the end of 2006. As of September 30, 2006, the total remaining costs estimated for completion is $3.4 million.

North Atlantic has also approved the replacement of the convection section of a heater, which is scheduled for completion before the end of 2006. As of September 30, 2006, North Atlantic had commitments in place relating to this replacement totaling $1.9 million.

41

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

15. Share Capital

Share capital consists of the following:

	September 30,		December 31,		December 31,
	2006		2005		2004
	Number	Amount	Number	Amount	Number	Amount
	of shares	$	of shares	$	of shares	$

VRSA
Authorized
20,000 common shares
With par value of 1,000
Swiss Francs
Issued	20	13,743	20	13,743	20	13,743
North Atlantic
Authorized
Unlimited common
shares of no par value
Issued	444,374	373,118	199,798	153,272	147,493	110,772
Closing balance	444,394	386,861	199,818	167,015	147,513	124,515

Cash consideration of $219.8 million, $42.5 million and $24.0 million was received for shares issued by North Atlantic for the nine month period ended September 30, 2006 and for the years ended December 31, 2005 and 2004, respectively.

16. Supplemental Cash Flow Information

Cash flows:

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Cash paid during the year for:
Interest	$ 11,365	$ 10,714	$ 16,843	$ 9,954
Income taxes	2,157	1,497	1,987	2,394

42

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

16. Supplemental Cash Flow Information (continued)

The net changes in noncash working capital relating to operations is comprised as follows:

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Cash flows from working capital activities
Change in accounts receivable	$21,374	$6,685	$(14,897)	$(7,067)
Change in net derivative assets	(3,267)	(2,380)	13,427	(3,137)
Change in inventories	16,859	(105,780)	(122,058)	(25,678)
Change in prepaid expenses	3,511	2,457	(1,245)	77
Change in due from related parties	(285,256)	(193,260)	(89,834)	(70,010)
Change in accounts payable and accrued liabilities	(8,036)	(2,730)	10,846	7,677
Change in net derivative liabilities	3,029	–	–	–
Change in due to related parties	(18,239)	63,770	70,094	(62,902)
Net cash used in working capital activities	$(270,025)	$(231,238)	$(133,667)	$(161,040)

17. Other Revenues

Other revenues consists of the following:

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Tug revenue	$4,229	$3,602	$5,122	$4,838
Sundry fees, etc.	1,190	1,338	2,386	2,142
Sulphur sales revenue	472	624	637	1,318
Interest	364	332	469	452
Loss on disposal of capital assets	(245)	(947)	(1,112)	(88)
Sale of sulphur credits	–	368	460	–
Scientific research and experimental development tax credit	–	447	368	–
Total other revenues	$6,010	$5,764	$8,330	$8,662

43

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

18. Reconciliation to Accounting Principles Generally Accepted in the United States

The Company's combined financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles as they have been applied to the combined financial statements are not material except as described below:

(a) Combined Statements of Income and Comprehensive Income

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Net income according to Canadian
GAAP and U.S. GAAP	$159,653	$239,020	$258,014	$144,140
Other comprehensive earnings, net of income tax
Minimum pension liability adjustment (i)	730	(1,878)	(2,535)	621
Tax impact of minimum pension liability adjustment	(198)	509	687	(168)
Comprehensive earnings according to U.S. GAAP	$160,185	$237,651	$256,166	$144,593

(i)   Under U.S. GAAP if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, an additional minimum pension liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized past service cost. Any excess of the additional minimum pension liability over the unrecognized past service cost is recorded as a separate component of other comprehensive income, net of income taxes, as a minimum pension liability adjustment.

44

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

18. Reconciliation to Accounting Principles Generally Accepted in the United States (continued)

(b) Combined Balance Sheets

	September 30,		December 31,		December 31,
	2006		2005		2004
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Noncurrent future income tax asset (i)	2,960	3,701	3,240	4,182	2,932	3,158

Employee future benefits liability (i)	10,444	13,072	10,061	13,422	8,269	9,066
Shareholder's equity
Accumulated other comprehensive income (i)	-	(1,887)	-	(2,419)	-	(571)

(i)     The noncurrent future income tax asset, employee future benefits liability, and accumulated other comprehensive income have been adjusted to reflect the U.S. GAAP treatment for the minimum pension liability as described in Note 18 (a)(i).

19. Subsequent Events

(i)     Acquisition of North Atlantic

On August 22, 2006, the Company's parent company, VRG, entered into a Purchase and Sale Agreement with Harvest Energy Trust ("Harvest"), an open-ended, unincorporated investment trust formed under the laws of Alberta. The rights underthe agreement were subsequently assigned by Harvest to Harvest North Atlantic Acquisition Corp., a corporation duly incorporated in the Province of Newfoundland and Labrador and wholly-owned by Harvest Refining General Partnership. Harvest Refining General Partnership is a general partnership formed in the Province of Alberta between Harvest and Calpine Natural Gas Trust, a subsidiary

45

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

19. Subsequent Events (continued)

trust of Harvest. Under the Purchase and Sale Agreement VRG would sell all of the issued and outstanding shares of North Atlantic and would cause, upon closing of the sale, VRSA to enter into a Supply and Offtake Agreement (collectively the "Agreements") with North Atlantic. This purchase and sale transaction was completed on October 19, 2006.

On October 13, 2006, Harvest North Atlantic Acquisition Corp. and Viking Energy Royalty Trust, a subsidiary trust of Harvest, formed a limited partnership under the Partnership Act (Alberta) called North Atlantic Refining Limited Partnership (the "Limited Partnership"). The Limited Partnership was duly registered in the Province of Newfoundland and Labrador. The general partner of the Limited Partnership was Harvest North Atlantic Acquisition Corp. Subsequently, on October 19, 2006, Harvest North Atlantic Acquisition Corp. amalgamated with North Atlantic under the Corporations Act (Newfoundland and Labrador) to continue under the name North Atlantic Refining Limited. Following the amalgamation, North Atlantic Refining Limited became by operation of law the general partner of the Limited Partnership and transferred its full interest in the refinery assets to the Limited Partnership. The Limited Partnership transferred to North Atlantic Refining Limited 526,316 Class A Common units, 118,923 Class B Preferred (LP) units and an interest in a CDN$400 million promissory note due to Harvest Refining General Partnership and assumed the liabilities of North Atlantic Refining Limited in consideration for the transferred assets.

Coincident with the completion of the Purchase and Sale transaction discussed above, North Atlantic entered into a Supply and Offtake Agreement with VRSA. Under the Supply and Offtake Agreement, VRSA, upon instruction from North Atlantic, will acquire crude oil and refinery feedstocks (collectively "feedstocks") for North Atlantic on a cost-plus arrangement. The Supply and Offtake Agreement provides for VRSA to purchase, at prices determined by reference to published

46

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

19. Subsequent Events (continued)

market indices, the finished petroleum products produced by North Atlantic for export. The financial results depicted in the statements herein reflect the combined results of North Atlantic and VRSA pursuant to a processing contract whereby VRSA acquired and owned the feedstocks and finished products produced by North Atlantic, with the resulting refinery gross margin earned by VRSA. The Agreements have the effect of transferring the combined operations of North Atlantic and VRSA, as they were prior to the sale transaction to Harvest.

In connection with the closing transactions, Vitol Finance Limited, a related party, assumed North Atlantic's liability for the Series B, 6.7%, unsecured notes of $150 million plus accrued interest of $1.9 million. The agreement with lenders also provided for the release of North Atlantic's guarantee of certain Private Placement Notes issued by an affiliated company (note 14 (i)).

On October 16, 2006, North Atlantic entered into an amended and restated credit agreement with its banker that provides for a CDN$10 million Demand Operating Line of Credit to finance its receivables and inventory in the Province of Newfoundland and Labrador as well as support period cash management market transactions. This facility is secured by a guarantee from Harvest Operations Corp., a wholly-owned subsidiary of Harvest, with amounts borrowed bearing interest at the bank's prime lending rate.

The realization of the future income tax assets and future income tax liabilities recognized in these combined financial statements is dependent on management decisions and future operating results of North Atlantic.

(ii)     On October 17, 2006 North Atlantic issued the 25,036,000 common shares to VRG for cash consideration of $22.0 million.

On October 18, 2006 North Atlantic advanced $0.5 million to Vitol Finance Ltd. This amount was settled coincident with the closing of the acquisition discussed above.

47

C-1

CERTIFICATE OF THE TRUST

Dated: November 14, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces and Territories of Canada. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent record, contains no misrepresentations that are likely to affect the value or the market price of the securities to be distributed.

HARVEST ENERGY TRUST
By: HARVEST OPERATIONS CORP.

(signed) "John Zahary"	(signed) "Robert Fotheringham"
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "M. Bruce Chernoff"	(signed) "John A. Brussa"
Director	Director

C-2

CERTIFICATE OF THE UNDERWRITERS

Dated: November 14, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces and Territories of Canada. For the purposes of this Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.		TD SECURITIES INC.

By: (signed) "Arthur Korpach"		By: (signed) "Alec W.G. Clark"

RBC DOMINION SECURITIES INC.

By: (signed) "Derek Neldner"

SCOTIA CAPITAL INC.

By: (signed) "Mark Herman"

BMO NESBITT	HSBC SECURITIES	NATIONAL BANK
BURNS INC.	(CANADA) INC.	FINANCIAL INC.

By: (signed) "Aaron M. Engen"	By: (signed) "Rod A. McIsaac"	By: (signed) "Robert B. Wonnacott"

FIRSTENERGY CAPITAL CORP.

By: (signed) "Hugh R. Sanderson"

CANACCORD CAPITAL CORPORATION

By: (signed) "Karl B. Staddon"